     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 1995
                                                            REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           THE HILLHAVEN CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                  NEVADA                                     8051                                   91-1459952
     (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                              1148 BROADWAY PLAZA
                            TACOMA, WASHINGTON 98402
                                 (206) 572-4901
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               RICHARD P. ADCOCK
                             SENIOR VICE PRESIDENT,
                         SECRETARY AND GENERAL COUNSEL
                           THE HILLHAVEN CORPORATION
                              1148 BROADWAY PLAZA
                            TACOMA, WASHINGTON 98402
                                 (206) 572-4901
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AT THE EFFECTIVE TIME OF THE EXCHANGES OF THE OUTSTANDING SHARES OF COMMON STOCK OF NATIONWIDE CARE, INC. AND CERTAIN AFFILIATED ENTITIES FOR SHARES OF COMMON STOCK OF THE REGISTRANT AS DESCRIBED IN THE ENCLOSED PROSPECTUS/INFORMATION STATEMENT.
                            ------------------------

     If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

     If any of the securities being registered on this Form are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

                        CALCULATION OF REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                                         PROPOSED
                                                      MAXIMUM OFFERING      PROPOSED
TITLE OF SECURITIES                   AMOUNT TO BE       PRICE PER      MAXIMUM AGGREGATE     AMOUNT OF
 TO BE REGISTERED                      REGISTERED         SHARE(1)       OFFERING PRICE    REGISTRATION FEE
- -----------------------------------------------------------------------------------------------------------
Common Stock, par value $.75 per
  share...........................  5,500,000 shares       $25.75         $141,625,000        $48,836.21

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) Pursuant to Rules 457(f)(1) and 457(c), the proposed maximum offering price per share is estimated based on the average of the high and low prices of the Registrant's Common Stock reported on the New York Stock Exchange Composite Tape on April 10, 1995.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           THE HILLHAVEN CORPORATION

        CROSS REFERENCE SHEET REQUIRED BY ITEM 501(B) OF REGULATION S-K

                                                        LOCATION IN PROSPECTUS/INFORMATION
                     ITEM OF FORM S-4                               STATEMENT
                     ----------------                   ----------------------------------
A. INFORMATION ABOUT THE TRANSACTION
     1. Forepart of Registration Statement and
        Outside Front Cover Page of
        Prospectus/Information Statement..........  Forepart of Registration Statement and
                                                    Outside Front Cover Page of
                                                    Prospectus/Information Statement
     2. Inside Front and Outside Back Cover Pages
        of Prospectus/Information Statement.......  Inside Front Cover Page of Prospectus/
                                                    Information Statement; Table of Contents;
                                                    Available Information; Incorporation of
                                                    Certain Documents by Reference
     3. Risk Factors, Ratio of Earnings to Fixed
        Charges and Other Information.............  Cover Page; Summary; Selected Financial
                                                    Data; Comparison of Historical and
                                                    Equivalent Per Share Data (Unaudited);
                                                    Incorporation of Certain Documents by
                                                    Reference; Risk Factors; Summary Unaudited
                                                    Pro Forma Condensed Combined Financial
                                                    Information
     4. Terms of the Transaction..................  Summary; Background of and Reasons for the
                                                    Share Exchange; Terms and Conditions of
                                                    the Share Exchange; Description of Capital
                                                    Stock; Principal Differences between
                                                    Hillhaven and Corporate Targets' Capital
                                                    Stock
     5. Pro Forma Financial Information...........  Selected Financial Data; Unaudited Pro
                                                    Forma Condensed Combined Financial
                                                    Statements
     6. Material Contacts with the Company Being
        Acquired..................................  Not applicable
     7. Additional Information Required for
        Reoffering by Persons and Parties Deemed
        to be Underwriters........................  Summary; Resales of Hillhaven Common
                                                    Shares
     8. Interests of Named Experts and Counsel....  Experts; Legal Matters
     9. Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities...............................  Not Applicable

B. INFORMATION ABOUT THE REGISTRANT
    10. Information with Respect to S-3
        Registrants...............................  Summary; Incorporation of Certain
                                                    Documents by Reference; Risk Factors;
                                                    Comparison of Historical and Equivalent
                                                    Per Share Data (Unaudited); Selected
                                                    Financial Data; Summary Unaudited Pro
                                                    Forma Condensed Combined Financial
                                                    Information; Unaudited Pro Forma Condensed
                                                    Combined Financial Statements; Market
                                                    Price and Dividend Data.
    11. Incorporation of Certain Information by
        Reference.................................  Incorporation of Certain Documents by
                                                    Reference
    12. Information with Respect to S-2 or S-3
        Registrants...............................  Not Applicable

                                                        LOCATION IN PROSPECTUS/INFORMATION
                     ITEM OF FORM S-4                               STATEMENT
                     ----------------                   ----------------------------------
    13. Incorporation of Certain Information by
        Reference.................................  Not Applicable
    14. Information with Respect to Registrants
        Other Than S-2 or S-3 Registrants.........  Not Applicable

C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

    15. Information with Respect to S-3
        Companies.................................  Not Applicable
    16. Information with Respect to S-2 or S-3
        Companies.................................  Not Applicable
    17. Information with Respect to Companies
        Other Than S-2 or S-3 Companies...........  Summary; Market Price and Dividend Data;
                                                    Comparison of Historical and Equivalent
                                                    Per Share Data (Unaudited); Selected
                                                    Financial Data; The Nationwide Entities;
                                                    Nationwide Care, Inc. Management's
                                                    Discussion and Analysis of Financial
                                                    Condition and Results of Operations;
                                                    Description of Capital Stock; Principal
                                                    Differences Between Hillhaven and
                                                    Corporate Targets' Capital Stock; Index to
                                                    Financial Statements; Financial Statements

D. VOTING AND MANAGEMENT INFORMATION

    18. Information if Proxies, Consents or
        Authorizations are to be Solicited........  Not applicable
    19. Information if Proxies, Consents or
        Authorizations are not to be Solicited or
        in an Exchange Offer......................  Incorporation of Certain Documents by
                                                    Reference; Corporate Targets' Special
                                                    Meetings; Other Matters to Voted Upon by
                                                    NCI Voting Common Shareholders; Corporate
                                                    Targets' Principal Shareholders

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS/INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 14, 1995

THE HILLHAVEN CORPORATION                                  NATIONWIDE CARE, INC.
1148 BROADWAY PLAZA                            9200 KEYSTONE CROSSING, SUITE 800
TACOMA, WASHINGTON 98402                             INDIANAPOLIS, INDIANA 46240
(206) 572-4901                                                    (317) 848-5063

                                                     PHILLIPPE ENTERPRISES, INC.
                                               9200 KEYSTONE CROSSING, SUITE 800
                                                     INDIANAPOLIS, INDIANA 46240
                                                                  (317) 848-5063

                                            MEADOWVALE SKILLED CARE CENTER, INC.
                                                      1529 WEST LANCASTER STREET
                                                         BLUFFTON, INDIANA 46714
                                                                  (317) 848-5063

                        PROSPECTUS/INFORMATION STATEMENT

    This Prospectus/Information Statement is being furnished to the shareholders of Nationwide Care, Inc., an Indiana corporation ("NCI"), Phillippe Enterprises, Inc., an Indiana corporation ("PEI") and Meadowvale Skilled Care Center, Inc., an Indiana corporation ("Meadowvale"), in connection with the proposed issuance by The Hillhaven Corporation ("Hillhaven" or the "Company") of its common stock, par value $0.75 per share (the "Hillhaven Common Shares") in exchange for the outstanding common stock of NCI, PEI and Meadowvale, respectively (the "Share Exchange"), pursuant to the terms and subject to the conditions of the Amended and Restated Agreement and Plan of Share Exchange and Agreements to Assign
Partnership Interests executed on April   , 1995, but dated as of February 27,
1995 (the "Share Exchange Agreement") by and among Hillhaven, NCI, PEI, Meadowvale and certain NCI-affiliated partnerships. NCI, PEI and Meadowvale are sometimes collectively referred to herein as the "Corporate Targets." Each of the partners of the NCI-affiliated partnerships has executed the Share Exchange Agreement, although none of them will receive any consideration in exchange for their respective partnership interests. See "TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT -- Share Exchange Consideration and Mechanics." Upon consummation of the Share Exchange, the Corporate Targets will become wholly-owned subsidiaries of Hillhaven. The Share Exchange Agreement amended and restated the Agreement and Plan of Merger and Agreements to Assign Partnership Interests filed with the Company's Form 8-K on March 6, 1995, and the Share Exchange Agreement is filed as an exhibit to the Registration Statement of which this Prospectus/Information Statement is a part.

    The number of Hillhaven Common Shares to be received by the shareholders of the Corporate Targets in connection with the consummation of the Share Exchange ranges from 5,000,000 to 5,500,000, depending upon the average closing price of the Hillhaven Common Shares as reported on the New York Stock Exchange ("NYSE") for the ten trading days immediately preceding the Closing Date (as defined in the Share Exchange Agreement). See "SUMMARY -- The Share Exchange" and "TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT -- Share Exchange Consideration and Mechanics." Upon consummation of the Share Exchange, all outstanding shares of common stock of the Corporate Targets (the "Target Common Shares"), except for shares for which statutory dissenters' rights are exercised, will be exchanged for Hillhaven Common Shares. See "CORPORATE TARGETS SPECIAL
MEETINGS -- Dissenters' Rights." All such Hillhaven Common Shares may be sold by the former shareholders of the Corporate Targets from time to time subject to various restrictions as described herein. See "RESALES OF HILLHAVEN COMMON SHARES."

    The Share Exchange will constitute a "reorganization" for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, as a general rule, no gain or loss should be recognized by shareholders of the Corporate Targets to the extent such shareholders exchange their securities solely for Hillhaven Common Shares in the Share Exchange. See "SUMMARY -- Certain Federal Income Tax Consequences" and "TERMS AND CONDITIONS OF THE SHARE EXCHANGE -- Certain Federal Income Tax Consequences."

    Hillhaven Common Shares are listed on the NYSE under the symbol HIL. On April 11, 1995, the last sale price for Hillhaven Common Shares as reported on the NYSE composite tape was $25.375 per share.

    FOR CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN EVALUATING THE SHARE EXCHANGE, SEE "RISK FACTORS." NO PROXIES OF THE CORPORATE TARGET SHAREHOLDERS ARE BEING SOLICITED HEREBY AND SUCH SHAREHOLDERS ARE REQUESTED NOT TO DELIVER PROXIES. SEE "SUMMARY -- APPROVAL OF CORPORATE TARGET SHAREHOLDERS REQUIRED."

    THE SECURITIES TO BE ISSUED IN THE SHARE EXCHANGE HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OF THIS PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    NEITHER THE DELIVERY OF THIS PROSPECTUS/INFORMATION STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES MADE HEREUNDER SHALL IMPLY OR CREATE THE IMPRESSION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE HEREOF OR IN THE AFFAIRS OF THE COMPANY, NCI, PEI, MEADOWVALE AND CERTAIN NCI-AFFILIATED PARTNERSHIPS SINCE THE DATE HEREOF OR THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.

    THIS PROSPECTUS/INFORMATION STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS ARE AVAILABLE UPON REQUEST FROM RICHARD P. ADCOCK, SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL, THE HILLHAVEN CORPORATION, 1148 BROADWAY PLAZA, TACOMA, WASHINGTON 98402, TELEPHONE NUMBER (206) 572-4901. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY A DATE FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION MUST BE MADE.
                            ------------------------

    The date of this Prospectus/Information Statement is            , 1995.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................     2
SUMMARY...............................................................................     4
  The Companies.......................................................................     4
  Parties to the Share Exchange Agreement.............................................     5
  The Share Exchange..................................................................     5
  Approval of Corporate Target Shareholders Required..................................     5
  Regulatory Approvals Required.......................................................     6
  Dissenters' Rights..................................................................     6
  Certain Differences in Shareholders' Rights.........................................     6
  Certain Federal Income Tax Consequences.............................................     6
  Advice Regarding Accounting Treatment Required......................................     6
  Closing and Effective Time..........................................................     7
MARKET PRICE AND DIVIDEND DATA........................................................     8
COMPARISON OF HISTORICAL AND EQUIVALENT PER SHARE DATA (UNAUDITED)....................    10
SELECTED FINANCIAL DATA...............................................................    11
  Hillhaven Selected Financial Data...................................................    11
  NCI Selected Financial Data.........................................................    12
  Summary Unaudited Pro Forma Condensed Combined Financial Information................    13
RISK FACTORS..........................................................................    15
  Recent Developments.................................................................    15
  Volatility of Share Price...........................................................    15
  Certain Litigation..................................................................    15
  Substantial Leverage................................................................    16
  Reimbursement by Third Party Payors.................................................    16
  Governmental Regulation.............................................................    17
  Limited Availability of Labor.......................................................    17
CORPORATE TARGETS' SPECIAL MEETINGS...................................................    17
  The NCI Special Meeting.............................................................    17
  Recommendation of the NCI Board of Directors........................................    18
  The Meadowvale Special Meeting......................................................    18
  Recommendation of the Meadowvale Board of Directors.................................    19
  Consent of PEI Shareholders.........................................................    19
  Expenses of Special Meetings........................................................    19
  Dissenters' Rights..................................................................    19
BACKGROUND OF AND REASONS FOR THE SHARE EXCHANGE......................................    22
  Background of the Share Exchange....................................................    22
  Hillhaven's Reasons for the Share Exchange..........................................    22
  The Nationwide Entities' Reasons for the Share Exchange and Recommendations of
     the Boards of Directors..........................................................    24
TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT..................................    25
  Effective Time of the Share Exchange................................................    25
  Share Exchange Consideration and Mechanics..........................................    25
  Redemption of NCI Subordinated Notes and NCI Preferred Stock........................    27
  Escrow Agreement and Supplemental Escrow Agreement..................................    27
  Representations and Warranties......................................................    27

                                                                                        PAGE
                                                                                        ----
  Certain Covenants...................................................................    28
  Conditions to the Share Exchange....................................................    29
  Indemnification and Supplemental Indemnification....................................    30
  Noncompetition Agreements...........................................................    30
  Agreement Among Corporate Target Shareholders.......................................    31
  Additional Agreements...............................................................    31
  Termination.........................................................................    32
  Supplement, Modification or Amendment of the Share Exchange Agreement...............    32
  Share Exchange Expenses.............................................................    33
  Certain Relationships and Related Party Transactions................................    33
  Certain Federal Income Tax Consequences.............................................    33
  Accounting Treatment................................................................    34
OTHER MATTERS TO BE VOTED UPON BY NCI VOTING COMMON SHAREHOLDERS......................    35
  Approval of Employment Agreement Payments...........................................    35
  Approval of Accelerated Vestings....................................................    36
THE NATIONWIDE ENTITIES...............................................................    36
  Description of NCI Business.........................................................    36
  Centers.............................................................................    37
  Revenue Sources.....................................................................    38
  Government Regulation...............................................................    39
  Personnel...........................................................................    40
  Affiliated Entities.................................................................    40
  Legal Proceedings...................................................................    40
CORPORATE TARGETS' PRINCIPAL SHAREHOLDERS.............................................    41
NATIONWIDE CARE, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS...............................................................    43
  Overview............................................................................    43
  Results of Operations...............................................................    43
  Liquidity and Capital Resources.....................................................    46
  Seasonality.........................................................................    47
  New Accounting Standards............................................................    47
  Impact of Inflation.................................................................    47
  Meadowvale and PEI Businesses.......................................................    47
DESCRIPTION OF CAPITAL STOCK..........................................................    48
  Description of Hillhaven Capital Stock..............................................    48
  Description of NCI Capital Stock....................................................    49
  Description of Meadowvale Capital Stock.............................................    50
  Description of PEI Capital Stock....................................................    51
PRINCIPAL DIFFERENCES BETWEEN HILLHAVEN AND CORPORATE TARGETS' CAPITAL STOCK..........    52
  General.............................................................................    52
  Board of Directors..................................................................    52
  Removal of Directors; Filling Vacancies on the Board of Directors...................    53
  Limitation on Directors' Liability..................................................    53
  Indemnification.....................................................................    53
  Restrictions on Business Combinations...............................................    54
  Restrictions on Voting Rights.......................................................    54
  Shareholder Action by Written Consent; Special Meetings.............................    55
  Amendment or Repeal of the Articles of Incorporation and By-Laws....................    55

                                                                                        PAGE
                                                                                        ----
  Cumulative Voting...................................................................    56
  Shareholder Vote for Mergers or Share Exchanges.....................................    56
  Appraisal Rights in Mergers or Share Exchanges......................................    56
  Dividends...........................................................................    56
  Hillhaven Rights Plan...............................................................    56
RESALES OF HILLHAVEN COMMON SHARES....................................................    58
LEGAL MATTERS.........................................................................    59
EXPERTS...............................................................................    59
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS...........................    61
  Unaudited Pro Forma Condensed Combined Balance Sheet as of February 28, 1995........    62
  Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months
     Ended February 28, 1995..........................................................    63
  Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months
     Ended February 28, 1994..........................................................    64
  Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
     Ended May 31, 1994...............................................................    65
  Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
     Ended May 31, 1993...............................................................    66
  Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
     Ended May 31, 1992...............................................................    67
  Notes to Unaudited Pro Forma Condensed Combined Financial Statements................    68
INDEX TO FINANCIAL STATEMENTS.........................................................   F-1
ANNEX A -- OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED..............   A-1
ANNEX B -- CHAPTER 44 OF THE INDIANA BUSINESS CORPORATION LAW.........................   B-1

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission" or "SEC") in Washington, D.C., a Registration Statement on Form S-4 (together with all amendments and exhibits and schedules thereto, hereinafter referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Hillhaven Common Shares offered by this Prospectus/Information Statement. This Prospectus/Information Statement, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Hillhaven Common Shares, reference is made to the Registration Statement. Statements contained in this Prospectus/Information Statement as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to such contract, agreement or other document for a complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information and the Registration Statement and exhibits and schedules thereto filed by the Company with the Commission can be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information filed on or before November 1, 1993 can also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. Such reports, proxy statements and other information filed on or after November 2, 1993 can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are hereby incorporated in this Prospectus/Information Statement by reference and made a part hereof:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1994;

     2. Quarterly Report on Form 10-Q for the quarter ended August 31, 1994;

     3. Quarterly Report on Form 10-Q for the quarter ended November 30, 1994;

     4. Quarterly Report on Form 10-Q for the quarter ended February 28, 1995;

     5. Current Report on Form 8-K dated as of October 12, 1994;

     6. Current Report on Form 8-K dated as of January 27, 1995;

     7. Current Report on Form 8-K dated as of March 6, 1995;

     8. The descriptions of the Hillhaven Common Shares and of the purposes and certain anti-takeover effects of certain provisions of the Company's Amended and Restated Articles of Incorporation and By-Laws and of the Rights Plan, which are contained in the Company's Registration Statement on Form 10 filed with the Commission on January 8, 1990, pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions; and

     9. Registration Statement on Form 8-A dated October 8, 1993 and any amendment or report filed for the purpose of updating the description of the Company's securities contained in such registration statement.

     In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus/Information Statement and prior to the termination of this offering, or the reoffering of securities acquired pursuant to the Registration Statement of which this Prospectus/Information Statement is a part, shall be deemed to be incorporated by reference in this Prospectus/Information Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Information Statement to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Information Statement.

     Hillhaven hereby undertakes to provide without charge to each person to whom this Prospectus/Information Statement has been delivered, on the written or oral request of such person, or any beneficial owner, a copy of any or all of the documents referred to above which have been or may be incorporated into this Prospectus/Information Statement and deemed to be part hereof, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus/Information Statement or incorporated by reference herein.

THE COMPANIES

     Hillhaven

     Hillhaven operates nursing centers, pharmacies and retirement housing communities. Based upon the number of beds in service and net operating revenues, the Company is the second largest long term care provider in the United States and believes that it is one of the leading providers of Alzheimer's care. Pharmacy operations are conducted through the Company's wholly-owned subsidiary, Medisave Pharmacies, Inc.

     The Company provides a wide range of diversified health care services, including long term care and subacute medical and rehabilitation services, such as wound care, oncology treatment, brain injury care, stroke therapy and orthopedic therapy. Subacute medical and rehabilitation services are offered at all of the Company's nursing centers and are the fastest growing component of the Company's nursing center operations. Hillhaven believes that it is also one of the largest providers of physical, occupational and speech therapies in the United States. In addition, the Company currently provides long term care to residents of the Company's nursing centers with Alzheimer's disease through 68 Alzheimer's care units.

     Unless the context otherwise requires, the terms "Hillhaven" and the "Company" refer to The Hillhaven Corporation and its consolidated subsidiaries. The Company was incorporated under the laws of the state of Nevada in May 1989. Its principal offices are located at 1148 Broadway Plaza, Tacoma, Washington 98402, and its telephone number is (206) 572-4901.

     NCI

     NCI operates long term health care centers located in Indiana, Ohio and Florida. NCI's operations include 23 nursing centers with a total of 3,257 licensed beds, two retirement centers with a total of 240 units, two assisted living centers totaling 162 units and 40 additional assisted living units located in one of the retirement centers. Of NCI's 27 centers, 14 are owned, 11 are leased and two are managed for other parties. Twenty-one of NCI's centers are located in Indiana, three are located in Ohio and three are located in Florida.

     NCI was incorporated on September 30, 1992 for the purpose of consummating a reorganization that took place on July 27, 1993 (the "Reorganization"). Under the Reorganization, several partnerships and corporations (the "Nationwide Businesses") owned or controlled by Dr. Thomas E. Phillippe, Sr. and his family (the "Phillippes") as well as certain entities which the Phillippes did not control (the "Non-Controlled Entities") were acquired and combined into NCI. Specifically, pursuant to the Reorganization: (i) each of the Nationwide Businesses that was a corporation was merged with and into NCI; (ii) each partner of a Nationwide Business that was a partnership contributed his or her partnership interest to NCI (except that less than one percent of the partnership interests in Camelot Care Centers, an Indiana general partnership, and Evergreen Woods, Ltd., a Florida limited partnership, remained outstanding and not owned by NCI); and (iii) each of the Non-Controlled Entities was merged with and into NCI. Each partner and shareholder of the Nationwide Businesses and the Non-Controlled Entities received common shares of NCI, plus cash in lieu of fractional shares, in exchange for their interests in the Nationwide Businesses and the Non-Controlled Entities. The purposes of the Reorganization were to reduce borrowing costs, increase access to capital markets, achieve economies of scale and reduce the administrative burdens associated with operating multiple separated entities.

     NCI provides a broad range of services through its nursing centers. All of NCI's nursing centers provide skilled nursing care and rehabilitation and ancillary services, such as physical, occupational, speech and respiratory therapies. In addition, ten of NCI's nursing centers have specialty care Alzheimer's units, and eight have subacute care units with an aggregate total of 173 dedicated beds. In addition to its nursing center services, NCI provides more limited care services through its home health care agencies, assisted living centers and retirement centers.

     NCI was incorporated under the laws of the state of Indiana in September 1992. Its principal offices are located at 9200 Keystone Crossing, Suite 800, Indianapolis, Indiana, 46240, and its telephone number is (317) 848-5063.

     In connection with the Share Exchange, the outstanding Meadowvale Common Shares and PEI Common Shares will be exchanged for Hillhaven Common Shares. Meadowvale owns Meadowvale Care Center, which is currently leased to NCI. As a result, the fiancial results of Meadowvale are included in the financial results for NCI. Meadowvale was incorporated under the laws of the state of Indiana in July 1969. Meadowvale's principal offices are located at 1529 West Lancaster Street, Bluffton, Indiana 46714, and its telephone number is (317) 848-5063. PEI owns the Heritage at Hernando Assisted Living Center, which is currently managed by NCI. PEI was incorporated under the laws of the state of Indiana in November 1992. PEI's principal offices are located at 9200 Keystone Crossing, Suite 800, Indianapolis, Indiana 46240, and its telephone number is (317) 848-5063. Separate financial statements for Meadowvale and PEI are included with this Prospectus/Information Statement. See "INDEX TO FINANCIAL STATEMENTS."

PARTIES TO THE SHARE EXCHANGE AGREEMENT

     The parties to the Share Exchange Agreement are Hillhaven, NCI, PEI, Meadowvale, the partners of Camelot Care Centers, an Indiana general partnership ("Camelot"), the partners of Shangri-La Partnership, an Indiana general partnership ("Shangri-La") and the limited partners of Evergreen Woods, Ltd., a Florida limited partnership ("Evergreen"); provided that if, prior to the Effective Time, the nursing center owned by Shangri-La (the "Shangri-La Facility") is purchased pursuant to an option to purchase such center exercised on March 1, 1995, the partners of Shangri-La shall not be considered parties to the original merger agreement or the Share Exchange Agreement, and such partners shall be released and discharged from any obligations under such agreements. Camelot, Shangri-La and Evergreen are sometimes collectively referred to herein as the "Partnership Targets." The partners of Camelot and Shangri-La and the limited partners of Evergreen are sometimes collectively referred to herein as the "Partners." The interests in the Partnerships held by the Partners are sometimes collectively referred to herein as the "Partnership Interests." The Corporate Targets and the Partnership Targets are collectively referred to herein as the "Nationwide Entities." The shareholders of the Corporate Targets and the partners and limited partners of the Partnership Targets are collectively referred to herein as the "Nationwide Shareholders."

THE SHARE EXCHANGE

     Upon consummation of the Share Exchange, all outstanding Target Common Shares, except for shares for which statutory dissenters' rights are exercised, will be automatically converted into the right to receive a number of Hillhaven Common Shares as follows: (a) 0.564 multiplied by the number of shares of NCI common stock ("NCI Voting Common Shares") held; (b) 0.564 multiplied by the number of shares of nonvoting NCI common stock ("NCI Nonvoting Common Shares") (the NCI Voting Common Shares and the NCI Nonvoting Common Shares are sometimes collectively referred to herein as the "NCI Common Shares") held; (c) 41.67 multiplied by the number of shares of PEI common stock ("PEI Common Shares") held; and (d) 41.67 multiplied by the number of shares of Meadowvale common stock ("Meadowvale Common Shares") held, in each case rounded to the nearest whole share. The total number of Hillhaven Common Shares to be issued in connection with the Share Exchange may range from 5,000,000 to 5,500,000 shares, depending upon the average closing price of Hillhaven Common Shares as reported on the NYSE for the ten trading days immediately preceding the Closing Date, and are subject to certain escrow arrangements described herein. See "TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT -- Share Exchange Consideration and Mechanics" and "-- Escrow Agreement and Supplemental Escrow Agreement."

APPROVAL OF CORPORATE TARGET SHAREHOLDERS REQUIRED

     The Share Exchange must be approved and the Share Exchange Agreement must be approved and adopted by a majority of the respective shareholders of each of the Corporate Targets at duly convened special meetings of shareholders held for that purpose or by unanimous written consent. Under the Indiana Business Corporation Law ("IBCL"), holders of the NCI Voting Common Shares and NCI Nonvoting Common Shares are entitled to vote as separate groups with respect to such approval and adoption. Proxies will not be solicited by any of the Corporate Targets in connection with their respective special meetings of shareholders.

     As of April 1, 1995, there were 7,431,460 NCI Voting Common Shares and 76,592 NCI Nonvoting Common Shares outstanding, of which approximately 6,384,633 shares (85.9%) and -0- shares (0%), respectively, were beneficially owned by NCI's directors, executive officers and their affiliates. As of April 1, 1995, there were 3,000 Meadowvale Common Shares outstanding, of which approximately 2,404 shares (80.1%) were beneficially owned by Meadowvale's directors, executive officers and their affiliates. As of April 1, 1995, there were 2,000 PEI Common Shares outstanding, all of which were beneficially owned by PEI's directors, executive officers and their affiliates.

     Dr. Thomas E. Phillippe, Sr. and his son, Thomas E. Phillippe, Jr., who together own 80.9%, 0% and 100% of the outstanding NCI Voting Common Shares, Meadowvale Common Shares and PEI Common Shares, respectively, have contractually agreed to vote all such securities for approval of the Share Exchange and adoption of the Share Exchange Agreement. The other directors and executive officers of each of the Corporate Targets have also indicated that they intend to vote securities of the Corporate Targets over which they have voting power for such approval and adoption. See "CORPORATE TARGETS' SPECIAL MEETINGS."

     The Share Exchange and the Share Exchange Agreement do not require the approval of or adoption by the shareholders of Hillhaven. As of April 1, 1995, there were 32,848,863 Hillhaven Common Shares outstanding, of which approximately 806,212 shares (2.5%) were beneficially owned by Hillhaven's directors, executive officers and their affiliates. See "TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT -- Certain Relationships and Related Party Transactions."

REGULATORY APPROVALS REQUIRED

     The consummation of the Share Exchange is subject to obtaining or receiving all applicable material permits, authorizations, approvals and consents of, and filing all applicable notices with, all appropriate governmental entities, including, without limitation, the filing of all notifications required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or earlier termination of all applicable waiting periods with respect thereto.

DISSENTERS' RIGHTS

     Shareholders of the Corporate Targets who do not vote to approve the Share Exchange and adopt the Share Exchange Agreement may elect to receive payment for the value of their shares in cash in accordance with Chapter 44 of the IBCL. Strict compliance with Chapter 44 of the IBCL is required in order to perfect such rights. See "CORPORATE TARGETS' SPECIAL MEETINGS -- Dissenters' Rights" and "ANNEX B -- CHAPTER 44 OF THE INDIANA BUSINESS CORPORATION LAW."

CERTAIN DIFFERENCES IN SHAREHOLDERS' RIGHTS

     Nevada is the jurisdiction of incorporation of Hillhaven. Indiana is the jurisdiction of incorporation of each of the Corporate Targets. Upon consummation of the Share Exchange, the shareholders of the Corporate Targets will become shareholders of Hillhaven and their rights will be governed by the Nevada General Corporation Law ("NGCL"), and the Amended and Restated Articles of Incorporation and By-Laws of Hillhaven, which differ in certain material respects from the IBCL, and the Articles of Incorporation and By-Laws of each of the Corporate Targets. See "PRINCIPAL DIFFERENCES BETWEEN HILLHAVEN AND CORPORATE TARGETS' CAPITAL STOCK."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The respective obligations of Hillhaven and the Corporate Targets to consummate the transactions contemplated by the Share Exchange Agreement are subject to Hillhaven's receipt of an opinion from its independent accountants and NCI's receipt of an opinion from its counsel that the Share Exchange will, under current law, constitute a tax-free reorganization under the Code and that Hillhaven and the Corporate Targets will be parties to the reorganization. As a tax-free reorganization, except for those shareholders receiving cash as a result of the exercise of dissenters' rights, none of the Corporate Targets, the shareholders of the Corporate Targets or Hillhaven will recognize gain or loss to the extent Hillhaven Common Shares are issued in exchange for Target Common Shares. See "TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT -- Certain Federal Income Tax Consequences."

ADVICE REGARDING ACCOUNTING TREATMENT REQUIRED

     Hillhaven's obligation to consummate the transactions contemplated by the Share Exchange Agreement is subject to receiving advice in writing from Hillhaven's independent accountants that the Share Exchange may be accounted for as a pooling of interests under generally accepted accounting principles ("GAAP"). See "TERMS AND CONDITIONS OF THE SHARE EXCHANGE
AGREEMENT -- Accounting Treatment."

CLOSING AND EFFECTIVE TIME

     Assuming all of the conditions precedent to the Share Exchange are satisfied or waived prior thereto, it is anticipated that the Closing of the transactions contemplated by the Share Exchange Agreement will occur on or about
June   , 1995 and that the Effective Time of the Share Exchange will occur on or
about 12:01 a.m., Eastern Standard Time, June   , 1995. See "TERMS AND
CONDITIONS OF THE SHARE EXCHANGE AGREEMENT -- Effective Time of the Share Exchange."

                         MARKET PRICE AND DIVIDEND DATA

     Hillhaven Common Shares have been listed and traded on the NYSE since November 2, 1993 and were previously listed and traded on the American Stock Exchange under the symbol "HIL." The stock prices below are the high and low sales prices as reported on the composite tape as adjusted to reflect a one-for-five reverse stock split effective November 1, 1993.

                                                                         HIGH           LOW
                                                                       --------       --------
FISCAL 1992
  First quarter......................................................  $16.875        $10.00
  Second quarter.....................................................   15.00           8.75
  Third quarter......................................................   16.875         11.25
  Fourth quarter.....................................................   14.375         10.625

FISCAL 1993
  First quarter......................................................  $13.75         $10.625
  Second quarter.....................................................   16.875         10.00
  Third quarter......................................................   21.875         12.8125
  Fourth quarter.....................................................   17.50          13.125

FISCAL 1994
  First quarter......................................................  $18.75         $14.375
  Second quarter.....................................................   20.3125        14.6875
  Third quarter......................................................   21.375         17.875
  Fourth quarter.....................................................   22.875         18.50

FISCAL 1995
  First quarter......................................................  $21.125        $17.375
  Second quarter.....................................................   24.00          20.375
  Third quarter......................................................   27.00          18.625
  Fourth quarter (through April 11, 1995)............................   28.75          23.25

     The Company has not paid a common dividend and does not anticipate declaring a common dividend in the near future.

     The reported closing sale price of Hillhaven Common Shares on the NYSE composite tape on February 27, 1995, the last full day of trading for Hillhaven Common Shares prior to the announcement by Hillhaven of its agreement to acquire NCI, was $24.875 per share. As of April 1, 1995, there were approximately 9,500 holders of record of Hillhaven Common Shares. Approximately 33,300 additional shareholders held shares under beneficial ownership in nominee name or within clearing house positions of brokerage firms and banks.

     NCI Voting Common Shares and NCI Nonvoting Common Shares are held by 24 and seven shareholders, respectively, as of the date of this Prospectus/Information Statement. No established public trading market exists for NCI Common Shares. In connection with the Reorganization, the NCI Voting Common Shares were valued at $6.67 per share. NCI has not paid dividends on the NCI Common Shares. During fiscal 1992, 1993, and 1994, the Nationwide Entities paid distributions to their partners and shareholders of approximately $2,483,000, $4,395,000 and $-0-, respectively. For further information regarding the NCI Common Shares, see "DESCRIPTION OF CAPITAL STOCK -- Description of NCI Capital Stock."

     Meadowvale Common Shares are held by eight shareholders as of the date of this Prospectus/Information Statement. No established public trading market exists for Meadowvale Common Shares. Meadowvale Common Shares have not been issued or transferred for consideration within the past five years. During fiscal 1992, 1993 and 1994, Meadowvale paid dividends to its shareholders of approximately $189,244,

$195,600, and $185,800, respectively. For further information regarding Meadowvale Common Shares, see "DESCRIPTION OF CAPITAL STOCK -- Description of Meadowvale Capital Stock."

     PEI Common Shares are held by two shareholders as of the date of this Prospectus/Information Statement. No established public trading market exists for PEI Common Shares. PEI Common Shares have not been transferred since the corporation's incorporation. PEI has not paid dividends to its shareholders since its formation. For further information regarding PEI Common Shares, see "DESCRIPTION OF CAPITAL STOCK -- Description of PEI Capital Stock."

       COMPARISON OF HISTORICAL AND EQUIVALENT PER SHARE DATA (UNAUDITED)

     The following table summarizes certain unaudited selected financial information on a pro forma and pro forma equivalent per share basis and is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this Prospectus/Information Statement and the historical financial statements of Hillhaven and NCI which are included elsewhere in this Prospectus/Information Statement or incorporated herein by reference. Financial data related to PEI, Meadowvale and Shangri-La are included only in the pro forma and equivalent pro forma amounts. The information presented in this table does not purport to present the financial position or results of operations of the Company had the Share Exchange taken place on the dates specified, nor is such information necessarily indicative of the results of operations that may be achieved in the future.

                                                                                                        NINE MONTHS
                                                                               YEARS ENDED                 ENDED
                                                                                 MAY 31,                FEBRUARY 28,
                                                                      -----------------------------   ----------------
                                                                       1992       1993        1994    1994       1995
                                                                      ------     -------     ------   -----     ------
HILLHAVEN                                                             (1)(2)      (1)(2)        (1)     (1)
Historical net income (loss) before extraordinary items per common
  share, fully diluted(3)...........................................  $(3.63)    $  1.58     $ 1.71   $1.34     $ 1.07
Pro forma combined income (loss) before extraordinary items per
  common share, fully diluted(3)(4).................................   (2.79)       1.49       1.62    1.26       1.01
Historical book value per common share(3)...........................                          12.79              14.13
Pro forma combined book value per common share(5)...................                          11.24              12.14
Historical cash dividends per common share(6).......................      --          --         --      --         --

                                                                                                        NINE MONTHS
                                                                               YEARS ENDED                 ENDED
                                                                              SEPTEMBER 30,             FEBRUARY 28,
                                                                      -----------------------------   ----------------
                                                                       1992       1993        1994    1994       1995
                                                                      ------     -------     ------   -----     ------
NCI
Historical net income before extraordinary items per common share,
  fully diluted(7)..................................................      --          --     $  .58      --     $  .32
Equivalent pro forma income before extraordinary items per common
  share, fully diluted(7)(8)........................................                            .95                .59
Historical book value per common share(9)...........................                           1.48               1.69
Equivalent pro forma book value per common share(8).................                           6.61               7.22

- ---------------
(1) Prior year and interim period information has been restated to reflect the October 1994 acquisitions of CPS Pharmaceutical Services, Inc. ("CPS") and Advanced Infusion Services, Inc., ("AIS") which were each accounted for as a pooling of interests.

(2) Hillhaven reported only primary income (loss) per share in 1992 and 1993.

(3) Reflects the one-for-five reverse stock split effective November 1, 1993.

(4) This calculation is based on the weighted average number of Hillhaven Common Shares outstanding for each period, excluding 4,179,520 Common Shares held in trust at February 28, 1995, plus 5,000,000 Hillhaven Common Shares which may be issued pursuant to the Share Exchange Agreement.

(5) This calculation is based on the number of outstanding Hillhaven Common Shares at the end of each period, excluding 4,179,520 Common Shares held in trust at February 28, 1995, plus 5,000,000 Hillhaven Common Shares which may be issued pursuant to the Share Exchange Agreement.

(6) Hillhaven has not paid a common dividend and does not anticipate paying a common dividend in the near future.

(7) NCI was incorporated in September 1992 and commenced operations in July 1993 following the Reorganization.

(8) Equivalent pro forma data were calculated by multiplying the pro forma combined per share data of Hillhaven by the weighted average conversion ratio of .5882 for the Nationwide Entities. This conversion ratio assumes that 5,000,000 Hillhaven Common Shares will be issued in connection with the Share Exchange of the Nationwide Entities' securities. See "TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT -- Share Exchange Consideration and Mechanics."

(9) NCI's historical book value is comprised of the NCI Warrants (as defined herein) and Other Shareholders' Equity. This calculation is based on the number of outstanding NCI Common Shares at the end of each period plus shares to be issued upon exercise of the NCI Warrants.

                            SELECTED FINANCIAL DATA

HILLHAVEN SELECTED FINANCIAL DATA

     The following selected financial data have been derived from the Consolidated and Combined Financial Statements of Hillhaven and its predecessor. The data set forth below should be read in conjunction with the Consolidated and Combined Financial Statements and related notes thereto and Hillhaven's "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in certain documents incorporated by reference herein.

                                 EIGHT       FOUR                                                               NINE MONTHS
                                 MONTHS     MONTHS                                                                 ENDED
                                 ENDED      ENDED                    YEARS ENDED MAY 31,                       FEBRUARY 28,
                                JAN. 31,   MAY 31,    -------------------------------------------------   -----------------------
                                1990(1)    1990(1)     1991(1)      1992(1)      1993(1)      1994(1)      1994(1)        1995
                                --------   --------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                                 (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
INCOME STATEMENT DATA(2)
Net revenues..................  $750,390   $392,636   $1,271,266   $1,330,007   $1,394,472   $1,484,825   $1,107,155   $1,177,640
Expenses:
  Operating and
    administrative............   646,300    335,102    1,094,456    1,144,390    1,180,974    1,255,332      938,732      999,460
  Interest....................    43,170     13,707       43,800       56,863       63,600       56,178       41,677       36,664
  Depreciation and
    amortization..............    28,448     10,087       33,650       46,698       53,651       54,395       40,738       42,646
  Rent........................    39,570     35,648      101,604       71,665       56,687       56,280       41,829       40,648
  Restructuring...............        --         --           --       92,529        5,769      (20,225)     (20,225)          --
  Adjustment to carrying value
    of properties previously
    reported as discontinued
    operations................        --         --           --       20,736           --           --           --           --
                                --------   --------   ----------   ----------   ----------   ----------   ----------   ----------
Net expenses..................   757,488    394,544    1,273,510    1,432,881    1,360,681    1,401,960    1,042,751    1,119,418
                                --------   --------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) from
  operations..................    (7,098)    (1,908)      (2,244)    (102,874)      33,791       82,865       64,404       58,222
Income tax (expense) benefit
  on income (loss) from
  operations..................     3,049       (266)        (136)        (543)       7,116      (23,385)     (18,165)     (19,248)
Reinstatement of discontinued
  operations..................     5,785      2,647        4,379       24,743           --           --           --           --
Extraordinary charge -- early
  extinguishment of debt, net
  of income taxes.............        --         --           --           --         (565)      (1,062)      (1,013)        (222)
Cumulative effect of change in
  accounting for income
  taxes.......................        --         --           --           --       (1,103)          --           --           --
                                --------   --------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss).............  $  1,736   $    473   $    1,999   $  (78,674)  $   39,239   $   58,418   $   45,226   $   38,752
                                ========   ========   ==========   ==========   ==========   ==========   ==========   ==========
Net income (loss) per common
  share
  -- primary..................        --   $    .02   $      .09   $    (3.63)  $     1.51   $     1.96   $     1.57   $     1.17
  -- fully diluted............        --         --           --           --           --   $     1.68   $     1.31   $     1.06
BALANCE SHEET DATA (at end of
  period)
Working capital...............  $ 45,058   $ 90,577   $   78,771   $   59,619   $   78,886   $   37,673   $   34,490   $   61,926
Total assets..................   561,294    683,707      817,823    1,178,909    1,224,012    1,192,493    1,181,251    1,233,582
Long-term debt................   250,824    337,476      443,095      834,452      819,202      579,035      599,902      589,619
Shareholders' equity..........   446,921    172,209      182,204      141,274      181,602      363,747      350,292      404,688
Book value per common
  share(3)....................        --       7.89         8.26         6.38         8.17        12.79        12.33        14.13
OTHER INFORMATION (unaudited)
NURSING CENTERS (at end of
  period)
Number of nursing centers.....       343        343          342          334          284          272          272          271
Number of licensed beds.......    42,367     42,409       42,239       41,089       35,139       34,162       34,143       34,074
Average occupancy rate for the
  year........................     90.8%      90.4%        90.6%        91.6%        93.4%        93.4%        93.5%        93.0%
Nursing centers managed for
  others......................        18         19           19           17           17           16           16           15
PHARMACY OUTLETS..............       127        121          118          131           88           77           85           58
RETIREMENT HOUSING
  COMMUNITIES.................        24         24           27           27           21           19           20           19

- ---------------
(1) On October 31, 1994, Hillhaven acquired closely-held CPS and AIS in a business combination accounted for as a pooling of interests. Accordingly, prior year information has been restated to reflect these acquisitions.

(2) Income statement data for Hillhaven are not necessarily comparable to those of its predecessor for periods prior to January 31, 1990 due to the spin-off from Tenet Healthcare, Corporation (formerly National Medical Enterprises, Inc.).

(3) Computed based on the actual number of Hillhaven Common Shares outstanding at the balance sheet date, excluding 4,179,250 Common Shares held in trust at February 28, 1995, and including 1,262,062 Hillhaven Common Shares issued in connection with the acquisitions of CPS and AIS.

NCI SELECTED FINANCIAL DATA

     The following selected financial data have been derived from the Nationwide Care, Inc. financial statements. The information set forth below should be read in conjunction with the discussion contained in "NATIONWIDE CARE, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" as well as the Nationwide Care, Inc. financial statements and notes thereto contained elsewhere in this Prospectus/Information Statement.


                                                                      YEARS ENDED                         FIVE MONTHS ENDED
                                                                     SEPTEMBER 30,                           FEBRUARY 28,
                                                  ----------------------------------------------------    ------------------
                                                   1990       1991       1992       1993        1994       1994       1995
                                                  -------    -------    -------    -------    --------    -------    -------
                                                                   (IN THOUSANDS, EXCEPT STATISTICAL DATA)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA(1)(2):
Revenue, net....................................  $30,718    $36,075    $43,348    $66,161    $120,724    $48,929    $53,196
Expenses:
  Health care services..........................   20,122     24,124     28,417     45,907      90,384     36,700     40,341
  Selling, general and administrative...........    2,292      2,645      2,775      4,307       5,971      2,128      2,887
  Leases and rental.............................    1,309      1,419      1,353      2,671       7,085      2,955      3,017
  Depreciation and amortization.................    2,086      2,281      2,308      2,738       2,947      1,071      1,179
                                                  -------    -------    -------    -------    --------    -------    -------
Income from operations..........................    4,909      5,606      8,495     10,538      14,337      6,075      5,772
Interest expense, net...........................    4,080      3,839      3,540      3,669       4,778      1,853      2,083
Other income....................................       22         --         --         --          --         --         --
                                                  -------    -------    -------    -------    --------    -------    -------
Income before income taxes and extraordinary
  items.........................................      851      1,767      4,955      6,869       9,559      4,222      3,689
Income taxes(3).................................       --         --        380      1,744       4,600      2,015      1,750
                                                  -------    -------    -------    -------    --------    -------    -------
Income before extraordinary items...............      851      1,767      4,575      5,125       4,959      2,207      1,939
Extraordinary items.............................       --         --        380     (1,652)         --         --         --
                                                  -------    -------    -------    -------    --------    -------    -------
Net income......................................  $   851    $ 1,767    $ 4,955    $ 3,473    $  4,959    $ 2,207    $ 1,939
                                                  =======    =======    =======    =======    ========    =======    =======
BALANCE SHEET DATA (period ended):
Working capital (deficit).......................  $(1,315)   $(1,205)   $   530    $ 2,281    $  2,830    $ 5,008    $ 7,255
Total assets....................................   38,501     38,036     41,287     69,132      75,939     71,464     83,359
Long-term debt..................................   39,192     37,119     37,716     42,404      43,045     43,598     48,163
Stock warrants and redeemable preferred stock...       --         --         --      7,254       7,169      7,371      7,261
Other shareholders' and partners' equity
  (deficit)(4)..................................   (6,104)    (6,224)    (3,717)     1,667       6,621      3,997      8,468
STATISTICAL DATA (UNAUDITED):
Total nursing center beds.......................    2,127      2,127      2,067      3,357       3,257      3,357      3,257
Total assisted living/retirement center units...      277        277        277        370         370        370        442
Percentage of nursing center revenue, period
  ended
  Private pay...................................     41.0%      41.1%      38.6%      32.5%       29.2%      29.7%      29.3%
  Medicare......................................      6.1%       4.9%       7.3%      13.9%       22.7%      19.6%      27.5%
  Indiana skilled Medicaid......................     11.7%      13.0%      19.3%      21.1%       14.7%      17.5%       9.8%
  Intermediate Medicaid.........................     41.2%      41.0%      34.8%      32.5%       33.4%      33.2%      33.4%
Overall nursing center occupancy rate, period
  ended.........................................     88.5%      91.1%      93.6%      92.6%       90.4%      90.4%      91.0%

- ---------------
(1) As a result of the Royal Oaks Acquisition, the Regency Center leases and the Reorganization, the statement of operations data prior to the dates of the aforementioned transactions are not comparable to statement of operations data subsequent to the aforementioned transactions.

(2) The selected financial data set forth above includes only NCI. Three other entities contemplated in the business combination, Shangri-La, Meadowvale and PEI, are not included in the above data. The three entities are not included because (1) Shangri-La is anticipated to be sold by closing; (2) Meadowvale's operations are already included in Nationwide's financial statements; only the real estate is being acquired in connection with the Share Exchange; and (3) PEI is immaterial (less than 1% of NCI's total revenues).

(3) Prior to the Reorganization, certain of the businesses now comprising Nationwide Care, Inc. were taxed as S Corporations and certain of the businesses were partnerships; therefore, income was not subject to federal or state income taxes.

(4) Prior to the Reorganization, shareholders' and partner's equity (deficit) consists of the combined capital structure of separate corporations and partnerships. As of the date of the Reorganization, the retained earnings (deficit) of the S Corporations and partnerships was transferred to Common Stock of the Company.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following table sets forth certain summary pro forma financial information after giving effect to the Share Exchange as if it had been consummated, with respect to the statements of operations, at the beginning of the periods presented, or, with respect to the balance sheet, as of February 28, 1995. The following table presents such information as if the Share Exchange had been accounted for as a pooling of interests. The summary pro forma information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements contained elsewhere in this Prospectus/Information Statement. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SELECTED FINANCIAL DATA," "BACKGROUND OF AND REASONS FOR THE SHARE EXCHANGE," "TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT -- Accounting Treatment," and "NATIONWIDE CARE, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to present the financial position or results of operations of the Company had the Share Exchange taken place on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The information presented does not include certain cost savings that management believes may be realized following the Share Exchange, currently estimated to be approximately $4 million annually beginning in fiscal 1996 (before any severance or other costs of implementing efficiencies). There can be no assurance as to the amount of cost savings, if any, that may be realized as a result of the transactions contemplated by the Share Exchange Agreement.

      SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                   NINE MONTHS ENDED
                                                 YEAR ENDED MAY 31,                  FEBRUARY 28,
                                       --------------------------------------   -----------------------
                                           1992          1993         1994         1994         1995
                                       ------------   ----------   ----------   ----------   ----------
Net revenues.........................    $1,373,714   $1,461,629   $1,606,953   $1,187,496   $1,272,919
Expenses:
  Operating and administrative.......     1,175,607    1,231,812    1,352,625    1,001,144    1,077,339
  Interest...........................        60,513       67,412       61,106       45,127       40,553
  Depreciation and amortization......        49,160       56,570       57,533       42,856       45,103
  Rent...............................        73,044       59,393       63,411       46,597       46,094
  Restructuring......................        92,529        5,769      (20,225)     (20,225)          --
  Adjustment to carrying value of
     properties previously reported
     as discontinued operations......        20,736           --           --           --           --
                                        -----------   ----------   ----------   ----------   ----------
Net expenses.........................     1,471,589    1,420,956    1,514,450    1,115,499    1,209,089
                                        -----------   ----------   ----------   ----------   ----------
Income (loss) from operations........       (97,875)      40,673       92,503       71,997       63,830
Income tax (expense) benefit.........          (923)       5,372      (27,985)     (21,924)     (21,946)
Reinstatement of discontinued
  operations.........................        24,743           --           --           --           --
                                        -----------   ----------   ----------   ----------   ----------
Income (loss) before extraordinary
  items and cumulative effect of
  accounting change..................    $  (74,055)  $   46,045   $   64,518   $   50,073   $   41,884
                                         ==========   ==========   ==========   ==========   ==========
Income (loss) before extraordinary
  items and cumulative effect of
  accounting change per share(1).....    $    (2.79)  $     1.49   $     1.62   $     1.26   $     1.01
Weighted average Common Shares and
  equivalents outstanding(1).........        27,073       29,394       39,326       38,831       41,800

                                          AS OF
                                       FEBRUARY 28,
                                           1995
                                       ------------
Balance sheet data:
Working capital......................   $    65,582
Total assets.........................     1,315,751
Long-term debt.......................       647,472
Shareholders' equity.................       408,479
Book value per common share..........         12.14

- ---------------
(1) Calculated on a primary basis in 1992 and 1993 and on a fully diluted basis in subsequent periods.

                                  RISK FACTORS

     The following risk factors and the information provided elsewhere in this Prospectus/Information Statement should be considered carefully in connection with evaluating the Share Exchange.

RECENT DEVELOPMENTS

     On January 25, 1995, Horizon Healthcare Corporation ("Horizon") made a proposal to acquire Hillhaven in a stock merger valued by Horizon at $28.00 per share. On February 5, 1995, a Special Committee of Hillhaven's Board of Directors (the "Special Committee") considered the proposal with its advisors and concluded that the proposal was inadequate. On March 7, 1995, Horizon made another offer to acquire Hillhaven in a stock merger valued by Horizon at $31.00 per share. This offer was contingent on Hillhaven consummating its acquisition of NCI.

     In light of the March 7, 1995, Horizon proposal and expressions of interest received by Hillhaven from other parties desiring to explore an acquisition transaction, on March 20, 1995, the Special Committee instructed Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") to explore strategic alternatives, including the possible sale of Hillhaven to a third party. The Special Committee has established a process to evaluate all alternatives available to Hillhaven. As part of this process, Hillhaven is engaged in discussions with parties interested in acquiring Hillhaven. Following completion of this process, the Special Committee will evaluate all alternatives, including whether any proposal to acquire Hillhaven is in the best interest of Hillhaven, its shareholders and other constituents. The Special Committee may conclude that the best available alternative for Hillhaven is to remain a publicly-owned company pursuing its existing strategy for enhancing value and serving its constituents.

     As a result of the Special Committee's decision to explore and evaluate all alternatives, the Special Committee has not taken a position with respect to Horizon's March 7, 1995, proposal at this time. Horizon announced that its proposal expired on March 21, 1995. It also announced a major acquisition on March 31, 1995. There can be no assurance that Horizon will continue to participate in the process; however, the Special Committee intends to invite Horizon to participate in the process.

     Tenet Healthcare Corporation (formerly National Medical Enterprises, Inc.) ("Tenet"), which owns approximately 27% of Hillhaven's outstanding stock, announced at the time of the January 25 Horizon proposal that it wants Hillhaven to maximize the value of all shareholders' investments in Hillhaven through the immediate sale or merger of Hillhaven and announced on April 3, 1995, that it had filed definitive proxy materials for Hillhaven's 1995 annual meeting of shareholders soliciting support for a nonbinding resolution urging the Board of Directors of Hillhaven to take such action.

     There can be no assurance that a sale of Hillhaven to a third party or any other transaction will result from the Special Committee's exploration of alternatives. If a sale were to occur, there can be no assurance as to what the terms of the transaction would be.

VOLATILITY OF SHARE PRICE

     The market price of Hillhaven Common Shares has increased significantly during the past several months due in part to the offer made by Horizon to acquire Hillhaven and Hillhaven's announced intention to explore strategic alternatives, including the possible sale of the Company. The Company expects that these and related factors, including the market's assessment of the likelihood that a sale of Hillhaven will be consummated, will continue to have an impact on the market price of the Hillhaven Common Shares during the foreseeable future, and such impact could be materially adverse.

CERTAIN LITIGATION

     On February 6, 1995, the Company filed a complaint against Horizon in the United States District Court for the District of Nevada seeking injunctive and declaratory relief that a business combination between Horizon and the Company is prohibited by the Nevada statute regarding business combinations with interested shareholders (NRS Sections 78.411 through 78.444) by reason of Horizon's arrangements with

Tenet. On February 27, 1995, Horizon filed an answer and a counterclaim alleging that, among other things, the Company and all of its directors (other than Messrs. Peter de Wetter and Maris Andersons) have breached their fiduciary duties to the Company's shareholders in connection with their consideration of Horizon's acquisition proposal and certain actions recently taken by the Company, including the formation of a grantor trust, the amendment of the Company's rights plan and the filing of a shelf registration statement with the SEC. The counterclaim seeks injunctive and declaratory relief and compensatory and punitive damages in unspecified amounts. The Company has answered the counterclaim and believes Horizon's claims are without merit. By stipulation among the parties, all proceedings in this action have been stayed until May 8, 1995.

     The Company and its directors are named as defendants in a number of putative class action complaints filed on behalf of the Company's shareholders in Nevada state court and California state court. These complaints raise virtually identical allegations that the Company and its directors have breached their fiduciary duties to the Company's shareholders in connection with the consideration of Horizon's acquisition proposal and certain recent corporate actions also cited in Horizon's counterclaim. These actions seek declaratory and injunctive relief and money damages in unspecified amounts. The Service Employees International Union (AFL-CIO) and Joann Sforza, a Company employee and union member, are seeking to intervene as party plaintiffs in one of the putative class actions brought on behalf of the Company's shareholders, alleging that their interests as shareholders and employees of the Company are not adequately represented. The Company has opposed this intervention. In addition, Tenet filed a complaint against the Company and two of its directors, Bruce Busby and Christopher Marker, in state court in California seeking declaratory and injunctive relief and alleging, among other things, that the directors have breached their fiduciary duties to Tenet and the Company's other shareholders in connection with their consideration of Horizon's acquisition proposal and certain of the other corporate actions cited in the Horizon and putative class action complaints. The Company believes these actions are without merit. By stipulation of the parties, all proceedings in these actions have been stayed until May 8, 1995.

SUBSTANTIAL LEVERAGE

     The Company and its subsidiaries are highly leveraged. The degree to which the Company is leveraged could materially adversely affect the Company's ability to obtain additional financing for working capital, expansion into new or existing markets or other purposes and could make the Company more vulnerable to changes in the health care marketplace, economic downturns and competitive pressures. The Company's high degree of leverage could also materially adversely affect its ability to refinance existing indebtedness.

REIMBURSEMENT BY THIRD PARTY PAYORS

     For the nine months ended February 28, 1995, the Company derived 47.0% of its net patient revenues from Medicaid, 26.6% from private and other sources and 26.4% from Medicare. Both governmental and private third party payors have employed cost containment measures designed to limit payments made to health care providers such as the Company. Furthermore, government reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to the Company for its services. There can be no assurance that payments under governmental and private third party payor programs will be sufficient to cover the costs allocable to patients eligible for reimbursement. Hillhaven believes that at present the payments under many Medicaid programs are not sufficient on an overall basis to cover the costs of serving residents participating in these programs. In addition, there can be no assurance that the Company's facilities, or the provision of services and supplies by the Company, will initially meet or continue to meet the requirements for participation in such programs. There have been, and the Company expects that there will continue to be, a number of proposals to further limit Medicare and Medicaid reimbursement for health care services. The Company cannot at this time predict whether any of these proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals might have on the Company's operations.

GOVERNMENTAL REGULATION

     The federal government and all states in which the Company operates regulate various aspects of the Company's business. In particular, the development and operation of long term care facilities and retirement communities and the provision of health care services are subject to federal, state and local statutes and administrative oversight relating to the adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, rate-setting and other matters. The failure to obtain or renew certain required regulatory approvals or licenses, the delicensing of certain facilities owned, leased or operated by the Company or the disqualification of the Company from participation in certain federal and state reimbursement programs could have a material adverse effect upon the Company's operations.

     A number of legislative proposals have been introduced in Congress and state legislatures in recent years that would effect major reforms of the health care system. The Company believes that reform legislation will continue to be proposed at both federal and state levels. No assurance can be given as to what elements will be included in any such new proposals. The Company cannot predict whether any of the proposed or other legislation will be adopted or the form of any legislation that may be adopted, and no assurance can be given that any such legislation, if adopted, will not have a material adverse effect on the Company's operations.

     Many states have adopted certificate of need or similar laws which generally require that the appropriate state agency approve expansion of the Company's long term care facility operations, through facility acquisitions or expansion, provision of new services or other changes. The Company is also subject to federal and state laws which govern financial and other arrangements between health care providers. In addition, some states restrict certain business relationships between physicians and pharmacies, and many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies.

LIMITED AVAILABILITY OF LABOR

     In the past, the long term care industry has periodically experienced shortages of nurses. Although the Company currently does not have a staffing shortage, a shortage of nurses in geographic areas in which the Company operates could adversely affect the ability of the Company to attract and retain qualified nursing personnel and could increase its operating costs. The Company competes with other health care providers for the services of nurses and other professional and non-professional employees. The Company expects that its labor costs will increase in the future, and there can be no assurance that such cost increases will be matched by timely corresponding reimbursement rate increases.

                      CORPORATE TARGETS' SPECIAL MEETINGS

THE NCI SPECIAL MEETING

     A special meeting of the shareholders of NCI (the "NCI Special Meeting") is
scheduled to be held on June   , 1995, at 10:00 a.m. (local time) at        ,
Indianapolis, Indiana 46240. The purpose of the NCI Special Meeting is to consider and vote upon the approval of the Share Exchange and the approval and adoption of the Share Exchange Agreement, and the transactions contemplated thereby, and also to approve certain payments pursuant to employment agreements between NCI and certain members of NCI management and certain option vesting schedules. See "OTHER MATTERS TO BE VOTED UPON BY NCI VOTING COMMON
SHAREHOLDERS." Only shareholders of record as of June   , 1995 (the "Record
Date") will be entitled to vote at the NCI Special Meeting. In accordance with the IBCL, holders of the NCI Voting Common Shares and NCI Nonvoting Common Shares will vote on the approval of the Share Exchange and the approval and adoption of the Share Exchange Agreement as separate voting groups. On the Record Date there were 7,431,460 NCI Voting Common Shares outstanding and 76,592 NCI Nonvoting Common Shares outstanding. Each NCI Voting Common Share and NCI Nonvoting Common Share is entitled to one vote on the approval of the Share Exchange and approval and adoption of the Share Exchange Agreement. The Share Exchange must be approved and the Share Exchange Agreement must be approved and adopted by the holders of a majority of the outstanding NCI Voting Common Shares, or 3,715,731 shares, and by the holders of a majority of the outstanding NCI Nonvoting Common Shares, or 38,297 shares. Of the NCI Voting Common Shares entitled to vote on such approval and adoption, 6,384,633 shares representing approximately 85.9% of the outstanding NCI Voting Common Shares entitled to vote at the NCI Special Meeting are held by directors and executive officers of NCI and their affiliates. The directors and executive officers of NCI intend to vote such shares FOR approval of the Share Exchange and approval and adoption of the Share Exchange Agreement. In addition, Dr. Thomas E. Phillippe, Sr. and Thomas E. Phillippe, Jr., who together hold approximately 80.9% of the outstanding NCI Voting Common Shares, have contractually agreed to vote all such NCI Voting Common Shares FOR such approval and adoption.

     NCI has entered into employment agreements (the "Employment Agreements") with each of the following members of its management: Phillip W.
Caldwell -- Vice President of Operations; J. Mark Mutz -- Vice President and General Counsel; Charles Cooper -- Vice President of Marketing; James
Burkhart -- Chief Financial Officer; and John Lines -- Controller. The Employment Agreements generally provide for NCI to pay to the applicable employees a base salary and an incentive bonus if a "Change in Control Transaction," as defined in the Employment Agreements, occurs during the term of such agreements (the "Incentive Bonuses"). Also, under the Employment Agreements, if the applicable employee terminates his employment with NCI for "good reason," as defined in the Employment Agreements, or if NCI terminates the employee without cause, and following a Change in Control Transaction, the employee is entitled to a payment (the "Severance Payments") (the Incentive Bonuses and Severance Payments are collectively referred to herein as the "Employment Agreement Payments") calculated as the greater of the employee's base salary for the remainder of the term (the "Remainder Amount") or a specified multiple of the employee's base salary (the "Severance Multiple"). In addition, pursuant to the terms of two restricted stock grant agreements, 3,000 NCI Voting Common Shares previously granted to both Philip W. Caldwell and Charles Cooper will vest and become unrestricted at the Effective Time (the "Accelerated Vestings"). In order to avoid treatment of the Employment Agreement Payments and the Accelerated Vestings as "excess parachute payments" under the Code, and thereby precluding a deduction for compensation expense by NCI and subjecting each employee to a 20% excise tax, NCI is submitting the payment of the Employment Agreement Payments and the Accelerated Vestings to the holders of NCI Voting Common Shares for approval.

     The presence at the NCI Special Meeting, in person or by proxy, of the holders of a majority of all the issued and outstanding NCI Voting Common Shares will constitute a quorum for purposes of voting upon the Employment Agreement Payments and Accelerated Vestings. Each NCI Voting Common Share is entitled to one vote with respect to the approval and adoption of the Employment Agreement Payments and Accelerated Vestings. The vote in favor of the Employment Agreement Payments and Accelerated Vestings of 75% of the outstanding NCI Voting Common Shares, or 5,573,595 shares, is required for the approval of the Employment Agreement Payments and Accelerated Vestings on behalf of the shareholders of NCI.

RECOMMENDATION OF THE NCI BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF NCI HAS APPROVED THE SHARE EXCHANGE AGREEMENT AND RECOMMENDS THAT THE NCI SHAREHOLDERS VOTE FOR APPROVAL OF THE SHARE EXCHANGE AND APPROVAL AND ADOPTION OF THE SHARE EXCHANGE AGREEMENT.

THE MEADOWVALE SPECIAL MEETING

     A special meeting of the shareholders of Meadowvale (the "Meadowvale
Special Meeting") is scheduled to be held on June   , 1995, at 10:00 a.m. (local
time) at             , Indianapolis, Indiana 46240. The purpose of the
Meadowvale Special Meeting is to consider and vote upon the approval of the Share Exchange and the approval and adoption of the Share Exchange Agreement and the transactions contemplated thereby. Only shareholders of record as of the Record Date will be entitled to vote at the Meadowvale Special Meeting. On the Record Date there were 3,000 Meadowvale Common Shares outstanding. Each Meadowvale Share is entitled to one vote on such adoption and approval. The Share Exchange must be approved and the Share Exchange Agreement must be approved and adopted by the holders of a majority of the outstanding

Meadowvale Common Shares, or 1,501 shares. Of the Meadowvale Common Shares entitled to vote on such approval and adoption, 2,404 shares representing approximately 80.1% of the outstanding Meadowvale Common Shares entitled to vote at the Meadowvale Special Meeting are held by directors and officers of Meadowvale and their affiliates. The officers and directors of Meadowvale intend to vote such shares FOR approval of the Share Exchange and approval and adoption of the Share Exchange Agreement.

RECOMMENDATION OF MEADOWVALE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF MEADOWVALE HAS APPROVED THE SHARE EXCHANGE AGREEMENT AND RECOMMENDS THAT THE MEADOWVALE SHAREHOLDERS VOTE FOR APPROVAL OF THE SHARE EXCHANGE AND APPROVAL AND ADOPTION OF THE SHARE EXCHANGE AGREEMENT.

CONSENT OF PEI SHAREHOLDERS

     Dr. Thomas E. Phillippe, Sr. and Thomas E. Phillippe, Jr. own all of the outstanding PEI Common Shares and are the only members of the Board of Directors of PEI. They have each contractually agreed to vote all such PEI Common Shares FOR approval of the Share Exchange and approval and adoption of the Share Exchange Agreement, and each will execute a written consent, in lieu of a special meeting, to that effect.

EXPENSES OF SPECIAL MEETINGS

     All expenses incurred in connection with the NCI Special Meeting will be borne by NCI. All expenses incurred in connection with the Meadowvale Special Meeting will be borne by Meadowvale.

DISSENTERS' RIGHTS

     Any Corporate Target shareholder who does not vote in favor of the approval of the Share Exchange and the approval and adoption of the Share Exchange Agreement may elect to receive payment of the value of his or her Target Common Shares in cash in accordance with the procedures set forth in Chapter 44 of the IBCL ("Chapter 44") as described below. Holders of Hillhaven Common Shares are not entitled to dissenters' rights in connection with the Share Exchange.

     Any holder of Target Common Shares contemplating the exercise of his or her right to dissent is urged to review carefully the provisions of Chapter 44 attached as Annex B to this Prospectus/Information Statement. Set forth below, to be read in conjunction with the full text of Chapter 44, is a summary of the principal steps to be taken if the right to dissent is to be exercised. EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISIONS OF CHAPTER 44 IN ORDER FOR HOLDERS OF TARGET COMMON SHARES TO PERFECT DISSENTERS' RIGHTS.

     Written Notice to Corporation

     Written notice of a shareholder's intent to demand payment for his or her Target Common Shares pursuant to Chapter 44 in the event the shareholders of NCI and Meadowvale approve the Share Exchange must be received by NCI or Meadowvale, as the case may be, before the shareholders vote on approval and adoption of the Share Exchange Agreement at their respective Special Meetings. Such written notice should state the number of Target Common Shares as to which dissenters' rights are being asserted (the "Dissenting Shares") and, if for NCI, should be sent to the attention of J. Mark Mutz, Suite 800, 9200 Keystone Crossing, Indianapolis, Indiana, 46240; and, if for Meadowvale, to the attention of Donald Cheesman, 1529 West Lancaster Street, Bluffton, Indiana, 46714. DISSENTERS' RIGHTS ARE NOT AVAILABLE UNLESS THIS NOTICE REQUIREMENT IS FULFILLED. Meadowvale shareholders electing to exercise dissenters' rights are also requested to send a courtesy copy to J. Mark Mutz, Suite 800, 9200 Keystone Crossing, Indianapolis, Indiana, 46240.

     Voting

     Holders of NCI Common Shares or Meadowvale Common Shares who deliver notice of their intent to dissent from the proposed transactions ("Dissenting Shareholders") must not vote in favor of the approval of the Share Exchange or the approval and adoption of the Share Exchange Agreement, but such shareholders need not vote against such approval and adoption. BECAUSE A PROXY WHICH DOES NOT CONTAIN VOTING INSTRUCTIONS WILL, UNLESS REVOKED, BE VOTED FOR ADOPTION OF THE SHARE EXCHANGE AGREEMENT, A HOLDER OF SHARES WHO VOTES BY PROXY AND WHO WISHES TO EXERCISE HIS DISSENTERS' RIGHTS MUST (I) VOTE AGAINST, OR (II) ABSTAIN FROM VOTING ON SUCH APPROVAL AND ADOPTION.

     A shareholder who fails to deliver the notice or who votes in favor of the approval of the Share Exchange and the approval and adoption of the Share Exchange Agreement is not entitled to demand payment for his or her Target Common Shares under Chapter 44.

     Differing Record and Beneficial Owners

     A record shareholder may assert dissenters' rights as to fewer than all NCI Common Shares or Meadowvale Common Shares registered in that shareholder's name only if the shareholder dissents (in accordance with the provisions of Chapter
44) with respect to all the NCI Common Shares or Meadowvale Common Shares beneficially owned by any one person and notifies NCI or Meadowvale in writing of the name and address of each person on whose behalf the record shareholder is asserting dissenters' rights.

     A person owning a beneficial interest in NCI Common Shares or Meadowvale Common Shares (a "Beneficial Owner") may assert dissenters' rights as to the NCI Common Shares or Meadowvale Common Shares held on such Beneficial Owner's behalf only if (i) the Beneficial Owner submits to NCI or Meadowvale the record shareholder's written consent to such dissent no later than the time the Beneficial Owner asserts dissenters' rights, and (ii) the Beneficial Owner asserts rights (in accordance with the provisions of Chapter 44) with respect to all the Beneficial Owner's NCI Common Shares or Meadowvale Common Shares or all those NCI Common Shares or Meadowvale Common Shares over which the Beneficial Owner has power to direct the vote.

     Notice to Dissenters

     If the Share Exchange is approved and the Share Exchange Agreement is approved and adopted, NCI or Meadowvale, as the case may be, will send a written notice (the "Dissenters' Notice") to each Dissenting Shareholder within ten days of such approval. The Dissenters' Notice must (i) supply a form for demanding payment which includes the date of the first announcement to news media or to shareholders of the terms of the Share Exchange or the Share Exchange Agreement and that requires the Dissenting Shareholder to certify whether or not beneficial ownership of his or her NCI Common Shares or Meadowvale Common Shares was acquired before such date; (ii) state where the payment demand and certificates for the shares must be sent and where and when the certificates for the Dissenting Shares must be deposited; (iii) set a date by which NCI or Meadowvale, as the case may be, must receive the payment demand and certificates representing the Dissenting Shareholder's shares; and (iv) be accompanied by a copy of Chapter 44.

     Payment Demand

     The Dissenting Shareholder must demand payment by completing the form for demanding payment and by depositing the certificates formerly representing his or her NCI Common Shares or Meadowvale Common Shares in accordance with the terms of the Dissenters' Notice, in order to preserve his or her statutory dissenters' rights. A Dissenting Shareholder who demands payment and deposits stock certificates in accordance with the terms of the Dissenters' Notice retains all other rights as a shareholder until the rights are canceled or modified by the effectuation of the Share Exchange. A Dissenting Shareholder who fails to demand payment or deposit stock certificates as required by the Dissenters' Notice by the respective dates set forth therein is not entitled to payment for his or her shares under Chapter 44 and is considered to have voted in favor of the Share Exchange.

     Payment of NCI or Meadowvale

     Upon the consummation of the Share Exchange, NCI or Meadowvale, as the case may be, will pay Dissenting Shareholders who have met all statutory conditions their respective estimates of the fair value of the Dissenting Shares as determined by NCI or Meadowvale and will provide additional information specified in Chapter 44. However, NCI or Meadowvale may elect to withhold such payment from Dissenting Shareholders who acquired beneficial ownership of NCI Common Shares or Meadowvale Common Shares after the date set forth in the Dissenters' Notice as the date of the first announcement to news media or shareholders of the terms of the Share Exchange or the Share Exchange Agreement ("Post Announcement Shareholders"). If NCI or Meadowvale elects to withhold payment from such shareholders, it will send each Post Announcement Shareholder an offer accompanied by certain information specified in Chapter 44 to pay NCI's or Meadowvale's estimate of the fair value of the Dissenting Shares; provided such holders agree to accept the payment offered in full satisfaction of their dissenters' demands.

     Optional Secondary Payment Demand

     Within 30 days after (i) NCI or Meadowvale, as the case may be, pays the Dissenting Shareholders its estimate of the fair value of their Dissenting Shares or (ii) NCI or Meadowvale offers to pay the Post Announcement Shareholders its estimate of the fair value of their Dissenting Shares, each such shareholder may notify NCI or Meadowvale, as the case may be, of the shareholder's own estimate of the value of his or her Dissenting Shares (if it differs from NCI's or Meadowvale's estimate) and demand payment of the shareholder's estimate of the fair value of the shares less any payment received from NCI or Meadowvale or reject the offer and demand payment of the Dissenting Shareholder's estimate of the fair value of the shares, as the case may be.

     Petition for Determination of Value

     If a demand for payment (whether an original demand or a secondary demand) by a Dissenting Shareholder remains unsettled 60 days after the receipt by NCI or Meadowvale of such demand, NCI or Meadowvale, as the case may be, will commence a proceeding in the Circuit Court of Marion County, Indiana (if the proceeding involves an NCI Dissenting Shareholder) or Wells County, Indiana (if the proceeding involves a Meadowvale Dissenting Shareholder), to petition the court to determine the fair value of the Dissenting Shares. All Dissenting Shareholders whose claims remain unsettled at such time will be made parties to those proceedings. A Dissenting Shareholder will be entitled to judgment for an amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds any amount paid by NCI or Meadowvale. A Post Announcement Shareholder will be entitled to judgment for the fair value, plus accrued interest, of such holder's shares.

     The court, in an appraisal proceeding, will determine and assess costs against all parties in such amounts as the court finds equitable. The court may assess fees and expenses of counsel and experts against either NCI or Meadowvale or a Dissenting Shareholder if the court finds that the party against whom the fees and expenses are assessed did not comply with the requirements of Chapter 44 or acted arbitrarily, vexatiously or not in good faith. In addition, if the court finds that the services of counsel for any dissenter were of substantial benefit to other Dissenting Shareholders similarly situated and that the fees for those services should not be assessed against NCI or Meadowvale, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     Effect on Dividends and Voting Rights

     A Dissenting Shareholder will retain his or her rights, if any, to vote and receive dividends until the Share Exchange is consummated. Upon the consummation of the Share Exchange, a Dissenting Shareholder who has given proper notice and made a valid demand will cease to be a shareholder and will have no rights with respect to his or her NCI Common Shares or Meadowvale Common Shares except as provided in Chapter 44.

                BACKGROUND OF AND REASONS FOR THE SHARE EXCHANGE

BACKGROUND OF THE SHARE EXCHANGE

     Since its incorporation, NCI has considered various strategies for stimulating the growth and improving the profitability of its business. In early October of 1994, these considerations led the Board of Directors of NCI to explore the possibility of causing NCI to enter into a business combination with another company. It was believed that such a combination could be in the best interests of NCI and NCI's shareholders because it could (i) make additional capital available to fund growth; (ii) provide access to greater expertise in the areas in which NCI wanted to expand; (iii) maximize shareholder value generally; and (iv) create a market for NCI shares. In pursuit of this possibility, NCI's senior management interviewed several investment banking firms. These firms confirmed NCI's belief that a business combination could be very beneficial to NCI and its shareholders.

     On October 25, 1994, NCI retained Smith Barney, Inc. ("Smith Barney"), an international investment banking firm, to assist NCI in exploring the possibility of a business combination. With Smith Barney's assistance, NCI initiated a process to determine the extent to which other companies would be interested in a business combination with NCI. To facilitate this process, a confidential memorandum regarding NCI was prepared and distributed to a number of companies, including Hillhaven. Such companies were required to enter into confidentiality agreements with NCI. Hillhaven and NCI executed a confidentiality agreement on November 7, 1994. Those companies that were interested in a possible transaction were requested to indicate their interest in writing by November 21, 1994. Seven companies responded to this request, including Hillhaven. None of these companies indicated an interest in a transaction that was acceptable to NCI. Nonetheless, the Board of Directors decided to continue the process of exploring a transaction that was acceptable to NCI by providing additional information to the interested companies.

     In December of 1994, NCI conducted due diligence presentations for six of these companies, including Hillhaven. In addition, each of these six companies received a first draft of a proposed merger agreement. These companies were asked to comment on the proposed merger agreement and provide a second indication of their interest in a possible transaction by December 21, 1994. Hillhaven responded to this request on December 20, 1994. After reviewing the responses to this request, NCI limited its further discussions to two parties, including Hillhaven. NCI invited these parties to perform additional due diligence and provide additional information regarding a possible transaction. In January and February 1995, management of Hillhaven performed additional due diligence, including an on-site inspection of substantially all of NCI's facilities. In early February, NCI began exclusive negotiations with Hillhaven. At a special meeting held on February 27, 1995, the Board of Directors of Hillhaven authorized Hillhaven management to enter into a merger agreement with NCI and affiliated entities. The Board of Directors of NCI, PEI and Meadowvale had previously approved the merger agreement on February 27, 1995. Later in the day on February 27, 1995, a merger agreement (the "Merger Agreement") was executed by the parties. In late March and early April of 1995, Hillhaven and NCI discussed restructuring the transaction as a statutory share exchange. The Boards of Directors of NCI, Meadowvale and PEI each approved the Share Exchange Agreement on April 12, 1995. At a special meeting held on April 12, 1995, the Board of Directors of Hillhaven authorized Hillhaven management to enter into the Share Exchange Agreement. The Share Exchange Agreement was executed by the
parties on April   , 1995.

HILLHAVEN'S REASONS FOR THE SHARE EXCHANGE

     Following its recapitalization in September 1993, Hillhaven announced that it would aggressively pursue strategic acquisitions in target markets that add both short- and long-term value to the Company and its shareholders. Hillhaven believes that the acquisition of NCI is in furtherance of this strategy.

     As a result of the Share Exchange, Hillhaven management believes that the Company can leverage its higher margin subacute care services by extending them across a larger group of nursing centers; that the addition of NCI's 23 nursing centers will complement Hillhaven's 286 nursing centers, which include nine centers in Indiana, 11 in Ohio and 14 in Florida; that the increased presence in these markets will allow Hillhaven to provide a broad array of low-cost, high-quality skilled nursing and subacute care services to enhance its competitive position in the rapidly evolving health care industry; and that operating synergies and cost savings anticipated from the elimination of overlapping operating costs, decreased workers compensation charges and utilization of Hillhaven's lower borrowing and purchasing costs can be achieved.

     The Board of Directors of Hillhaven believes that the Share Exchange and the terms of the Share Exchange Agreement are in the best interests of its shareholders. In evaluating the transaction, the Board considered, among other things, the financial performance, condition, business operations and prospects of the Nationwide Entities (as defined herein); information with respect to the prospects of Hillhaven and the Nationwide Entities as combined entities; the proposed structure of the transaction, including its being accounted for as a "pooling of interests"; and the opinion of Merrill Lynch. The Board did not quantify or otherwise attempt to assign relative weights to the specific factors considered.

     On February 27, 1995, Merrill Lynch delivered its opinion (the "Merrill Lynch Opinion") to the Board of Directors of the Company to the effect that, as of February 27, 1995, and based on the assumptions made, matters considered and limits of the review, as set forth in such opinion, the proposed consideration to be paid by the Company pursuant to the Merger Agreement is fair to the Company from a financial point of view. After the transaction was restructured, at the Company's request, Merrill Lynch reviewed a draft of the Share Exchange Agreement dated April 7, 1995, and delivered a letter to the Board of Directors of the Company dated April 12, 1995, confirming that nothing contained in the draft Share Exchange Agreement would have altered the conclusions set forth in the Merrill Lynch Opinion.

     A COPY OF THE MERRILL LYNCH OPINION IS ATTACHED TO THIS
PROSPECTUS/INFORMATION STATEMENT AS ANNEX A. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS PROSPECTUS/INFORMATION STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at the Merrill Lynch Opinion, Merrill Lynch, among other things, reviewed the Nationwide Entities' unaudited financial information for the three fiscal years ended September 30, 1994 and for the quarterly period ending December 31, 1994; reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended May 31, 1994, the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ended August 31, 1994 and November 30, 1994 and certain other filings with the SEC made by the Company, including proxy statements and registration statements during the last three years; reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Nationwide Entities and the Company, furnished to Merrill Lynch by the Nationwide Entities and the Company; conducted discussions with members of senior management of the Nationwide Entities and the Company concerning their respective businesses and prospects and potential synergies which might be realized following the transaction; compared the results of the operations of the Nationwide Entities with those of certain companies which Merrill Lynch deemed to be reasonably similar to the Nationwide Entities; compared the proposed financial terms of the transaction with the financial terms of certain other acquisitions which Merrill Lynch deemed to be relevant; considered the pro forma effect of the acquisition on the combined company's capitalization ratios and earnings per share; reviewed a draft of the acquisition agreement dated February 25, 1995; and reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary, including an assessment of general economic, market and monetary conditions.

     In preparing the Merrill Lynch Opinion, Merrill Lynch relied on the accuracy and completeness of all information supplied or otherwise made available to it by the Nationwide Entities and the Company, and did not independently verify such information or undertake an independent appraisal of the assets or liabilities of the Nationwide Entities or the Company or conduct a physical inspection of the Nationwide Entities' or the Company's properties or facilities. With respect to the financial forecasts and estimates of potential synergies furnished by the Nationwide Entities and the Company, Merrill Lynch assumed that they were reasonably prepared and reflected the best available estimates and judgment of the Nationwide Entities' or the Company's management as to the expected future financial performance of the Nationwide Entities or the Company, as the case may be.

     In arriving at the Merrill Lynch Opinion, Merrill Lynch performed a variety of financial analyses, including discounted cash flow analysis, comparable public company analysis, comparable acquisition transaction analysis and contribution analysis. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying its analyses set forth in the Merrill Lynch Opinion. The matters considered by Merrill Lynch in arriving at the Merrill Lynch Opinion are based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's or the Nationwide Entities' control. Any estimates incorporated in the analyses performed by Merrill Lynch are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial or summary description. No public company utilized as a comparison is identical to the Company, the Nationwide Entities' or the business segment for which a comparison is being made, and none of the comparable acquisitions utilized as a comparison is identical to the proposed Share Exchange. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations concerning differences in financial and operating characteristics of the comparable business combinations and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

     The Board of Directors of the Company selected Merrill Lynch to render a fairness opinion because Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the Share Exchange and because it is familiar with the Company and its business. Merrill Lynch has from time to time rendered, and is currently rendering, other investment banking, financial advisory and other services to the Company for which it has received or will receive customary compensation.

     The Company has agreed to pay Merrill Lynch a fee of $850,000, $100,000 of which was payable upon Merrill Lynch's engagement by the Company, $325,000 of which was payable upon the delivery of the Merrill Lynch Opinion and the remainder of which will be payable upon consummation of the Share Exchange. The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including fees and expenses of its legal counsel, and to indemnify Merrill Lynch and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

THE NATIONWIDE ENTITIES' REASONS FOR THE SHARE EXCHANGE AND RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Boards of Directors of NCI, PEI and Meadowvale, with the assistance of outside financial and legal advisors, have evaluated the strategic financial, legal and market considerations bearing on the Share Exchange which they deemed relevant, including an assessment of potential combinations of the Nationwide Entities with other parties. Based on this evaluation, the Boards of Directors of NCI, PEI and Meadowvale believe that the terms of the Share Exchange Agreement are in the best interests of their respective shareholders and recommend that shareholders of NCI, PEI and Meadowvale each vote FOR approval of the Share Exchange and approval and adoption of the Share Exchange Agreement and the transactions contemplated thereby.

     In their respective evaluations of the Share Exchange and the terms of the Share Exchange Agreement, the Boards of Directors of NCI, PEI and Meadowvale each considered, among other things, the following: (i) the consideration offered by Hillhaven in connection with the Share Exchange; (ii) information concerning the financial condition, results of operations and prospects of the Nationwide Entities and Hillhaven; (iii) the competitive position of the Nationwide Entities and Hillhaven in the long term health care industry; (iv) the possible effects of the Share Exchange on the businesses of the Nationwide Entities and the shareholders, partners, employees, and patients of the Nationwide Entities; (v) alternatives to the Share Exchange identified by the respective Boards; (vi) the needs of the respective Corporate Targets for additional capital to implement their respective business plans; (vii) the fact that the terms of the Share Exchange and the Share Exchange Consideration (as defined herein) were the result of a competitive bidding process; (viii) the expertise in specialty care areas which would become available upon consummation of the Share Exchange; and (ix) other factors considered relevant by the Boards. Each of the foregoing factors was considered by the Boards of NCI, PEI and Meadowvale during the course of their respective deliberations prior to entering into the Share Exchange Agreement, in light of their respective knowledge of the Nationwide Entities, their respective businesses and each director's business judgment. In their deliberations, the Boards did not quantify or otherwise attempt to assign relative weights to the specific factors considered in determining to approve and adopt (and recommend that their respective shareholders approve and adopt) the Share Exchange and the Share Exchange Agreement. The Boards of Directors of NCI, PEI and Meadowvale, upon review of the time and expense involved and the circumstances surrounding the Share Exchange, determined that obtaining a fairness opinion with respect to the Share Exchange and the terms of the Share Exchange Agreement would not be cost-beneficial to their respective shareholders.

              TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT

     The following is a brief summary of the Share Exchange Agreement. This summary is qualified in its entirety by reference to the Share Exchange Agreement.

EFFECTIVE TIME OF THE SHARE EXCHANGE

     If all of the conditions precedent to the Share Exchange are satisfied or waived and the Share Exchange Agreement is not terminated prior to closing, the Share Exchange will become effective (the "Effective Time") as of 12:01 a.m., Eastern Standard Time, on the date following the date that Hillhaven and the Corporate Targets file the Certificates of Share Exchange with the Secretary of State of the State of Indiana and the Secretary of State of the State of Nevada pursuant to the provisions of and with the effect provided in the IBCL and the NGCL. Assuming all of the conditions precedent to the Share Exchange are satisfied or waived prior thereto, it is anticipated that the closing of the transactions contemplated by the Share Exchange Agreement will occur on or about
June   , 1995 (the "Closing") and that the Effective Time of the Share Exchange
will occur on or about 12:01 a.m., June   , 1995.

SHARE EXCHANGE CONSIDERATION AND MECHANICS

     The shares of each of the Corporate Targets issued and outstanding immediately prior to the Effective Time (the "Target Common Shares") will, as of the Effective Time, be automatically exchanged for Hillhaven Common Shares as follows:

     NCI Shareholders

     Each holder of NCI Voting Shares shall receive a number of Hillhaven Common Shares equal to the product of (i) 0.564 multiplied by (ii) the number of NCI Voting Shares held in such shareholder's name, rounded to the nearest whole share.

     Each holder of NCI Nonvoting Common Shares shall receive a number of Hillhaven Common Shares equal to the product of (i) 0.564 multiplied by
     (ii) the number of shares of NCI Nonvoting Common Shares held in such shareholder's name, rounded to nearest whole share.

     PEI Shareholders

     Each shareholder of PEI shall receive a number of Hillhaven Common Shares equal to the product of (i) 41.67 multiplied by (ii) the number of shares of PEI held in such shareholder's name, rounded to the nearest whole share.

     Meadowvale Shareholders

     Each shareholder of Meadowvale shall receive a number of Hillhaven Common Shares equal to the product of (i) 41.67 multiplied by (ii) the number of shares of Meadowvale held in such shareholder's name, rounded to the nearest whole share.

     The total consideration to be received by the holders of the Target Common Shares in connection with the Share Exchange is referred to herein as the "Share Exchange Consideration." The aggregate Share Exchange Consideration will consist of 5,000,000 Hillhaven Common Shares, provided the average closing price of one Hillhaven Common Share as reported on the NYSE for the ten trading days immediately preceding the Closing Date (the "Trading Price") is greater than or equal to $24.00. If the Trading Price is less than $24.00, the Share Exchange Consideration shall consist of the number (the "Consideration Number") of Hillhaven Common Shares equal to the quotient of $120,000,000, divided by the Trading Price; provided, however, that the Consideration Number shall not be greater than 5,500,000 Hillhaven Common Shares. In the event of such an adjustment in the Share Exchange Consideration, the number of Hillhaven Common Shares to be received in exchange for each Target Common Share shall be multiplied by a fraction, the numerator of which is the number of Hillhaven Common Shares which comprise the Share Exchange Consideration as adjusted pursuant to the formula described above, and the denominator of which is 5,000,000.

     The Boards of Directors of each of the Corporate Targets and the Partners determined the allocation of the Share Exchange Consideration among themselves and executed an Allocation Agreement whereby they agreed to such allocation. In allocating the Share Exchange Consideration among the Corporate Targets, the Board of Directors of each of the Corporate Targets and the Partners considered the following: (i) the aggregate amount of Hillhaven Common Shares to be issued in connection with the Share Exchange; (ii) the market value of the Hillhaven Common Shares; (iii) the separate negotiations between Dr. Phillippe, Chairman of the Board of NCI, and Donald Cheesman, President of Meadowvale, as to the allocation of the Share Exchange Consideration to Meadowvale; (iv) the fact that NCI already owned 99% or more of the partnership interests of Camelot and Evergreen; (v) the recent financial results and prospects for each of the Targets; (vi) projected income statements for each of the Targets; (vii) an appraisal of "The Heritage at Hernando," the assisted living facility owned by PEI; (viii) the number of beds/units involved in the Share Exchange; and (ix) other information involved in the Share Exchange, as the respective Boards of Directors and Partners deemed appropriate.

     Based upon the capitalization of Hillhaven as of April 1, 1995, and assuming no adjustment of the Share Exchange Consideration as described above, the owners of NCI Common Shares will own Hillhaven Common Shares representing approximately 13.2% of the Hillhaven Common Shares outstanding immediately after the consummation of the Share Exchange.

     At the Closing, the Partners will assign to NCI, free and clear of all liens, security interests and encumbrances, their Partnership Interests. The Partners will not receive any Share Exchange Consideration therefor.

     At the Closing, each holder of Target Common Shares shall deliver to Hillhaven each certificate (a "Certificate") for such shares held of record by such holder. Promptly following the Effective Time, Hillhaven will deliver (i) to each holder so delivering his, her or its Certificate(s) representing the number of Hillhaven Common Shares such holder is entitled to receive, less the number of Hillhaven Common Shares to be delivered to the escrow agent, and (ii) to the escrow agent, certificates of Hillhaven Common Shares representing the balance of the shares otherwise deliverable to such holders. See "Escrow Agreement and Supplemental Escrow Agreement."

     No certificates or scrip representing fractional Hillhaven Common Shares shall be issued as consideration for the Share Exchange, and holders of any such fractional share interests shall not be entitled to any voting, dividend, distribution or other rights as a Hillhaven shareholder with respect to such fractional share interest. Following the Effective Time, all certificates formerly representing an equity interest in the Corporate Targets' Common Shares shall be deemed canceled and of no further effect. If, after the Effective Time, Certificates previously representing Target Common Shares are not delivered to Hillhaven or the payment of the Share Exchange Consideration therefor is not claimed prior to the date on which such payments would otherwise escheat or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Hillhaven, free and clear of all claims or interest of any person previously entitled to such claims.

CERTIFICATES AND INSTRUMENTS REPRESENTING EQUITY INTERESTS IN THE NATIONWIDE ENTITIES SHOULD NOT BE SURRENDERED TO HILLHAVEN UNTIL THE EFFECTIVE TIME OF THE SHARE EXCHANGE.

REDEMPTION OF NCI SUBORDINATED NOTES AND NCI PREFERRED STOCK

     At the Closing, the Senior Subordinated Notes of NCI (the "NCI Subordinated Notes") shall be prepaid by Hillhaven (without payment of any "Additional Premium" as that term is defined in that certain Subordinated Note Purchase Agreement dated as of July 27, 1993 between NCI and Continental Bank, N.A.) and the NCI preferred stock (the "NCI Preferred Stock") shall be redeemed by NCI, each in accordance with the respective terms thereof.

ESCROW AGREEMENT AND SUPPLEMENTAL ESCROW AGREEMENT

     As security for, and as the sole source for satisfaction of, certain indemnification obligations provided for under the Share Exchange Agreement, 10% of the number of Hillhaven Common Shares that comprise the Share Exchange Consideration (the "Escrow Shares") will be placed in escrow by the Target shareholders with Bank One, Indianapolis, N.A. (the "Escrow Agent"), to remain in escrow until Hillhaven's independent accountants have completed the first audit following the Effective Time of Hillhaven's and the Nationwide Entities' combined operations, but not later than one year after the Closing Date.

     In addition, as security for the indemnification obligations with respect to certain litigation, 5% of the number of Hillhaven Common Shares that comprise the Share Exchange Consideration shall be transferred by the shareholders of NCI (the "Supplemental Escrow Shares") to be placed in escrow by the Target shareholders with Bank One, Indianapolis, N.A. (the "Supplemental Escrow Agent"), to remain in escrow until the earlier of the date certain litigation has been finally settled or otherwise finally resolved or the date that an unappealable summary judgment to the effect that punitive damages will not be allowed in such litigation has been granted.

     Pursuant to each of the escrow agreements described above, Thomas E. Phillippe, Jr. is appointed as attorney-in-fact (the "Shareholder Agent") to act as the agent of the shareholders in the performance of all of their obligations and exercise all of their rights under such agreements. All voting and dividend rights with respect to the Escrow Shares and Supplemental Escrow Shares remain with such shareholders. The Shareholder Agent may also direct the Escrow Agent and Supplemental Escrow Agent to sell one or more of the Escrow Shares or Supplemental Escrow Shares on the NYSE and deposit the proceeds into the appropriate escrow account, which proceeds shall be distributed, designated, withheld and otherwise subject to the terms of such agreements.

REPRESENTATIONS AND WARRANTIES

     Each of the Corporate Targets, Partners and Hillhaven made various representations and warranties in the Share Exchange Agreement relating to, among other things, (a) organization, power and similar corporate or partnership matters; (b) capital structure and partnership interests; (c) authorization, execution, delivery, no violation and enforceability of the Share Exchange Agreement and related matters; (d) consents and approvals; (e) compliance with laws and no defaults; (f) tax representations; (g) brokers' or finder's fees; and (h) accuracy of information supplied in connection with this Prospectus/Information Statement.

     In addition, the Corporate Targets and Partners jointly and severally made various additional customary representations and warranties relating to, among other things, (a) transactions with certain persons; (b) books and records; (c) financial statements; (d) absence of undisclosed liabilities; (e) actions pending;

(f) outstanding debt and related matters; (g) tax matters; (h) absence of changes or events; (i) property; (j) material contracts; (k) licenses and permits; (l) proprietary information; (m) title to assets and related matters;
(n) environmental matters; (o) labor relations and employees; (p) employee benefit plans; (q) insurance; (r) life care contracts; (s) survey reports; (t) payment programs; and (u) gratuitous payments.

     Hillhaven also made various customary representations and warranties relating to, among other things, filing of SEC reports and due authorization and qualification for trading of Hillhaven Common Shares to be issued as Share Exchange Consideration.

     All of the representations and warranties made by the Corporate Targets, Partners and Hillhaven in the Share Exchange Agreement shall survive until the date Hillhaven's independent accountants have completed the first audit following the Effective Time of Hillhaven's and the Nationwide Entities' combined operations, but not later than one year after the Closing Date, except for certain indemnification obligations which shall survive until the release of the Escrow Shares and Supplemental Escrow Shares.

CERTAIN COVENANTS

     Under the Share Exchange Agreement, until Closing the Corporate Targets and the Partners have made certain customary covenants relating to, among other things, (a) the conduct of their operations in the ordinary course of business;
(b) the maintenance of their corporate status; (c) no change in the number of issued and outstanding Target Common Shares, other than as a result of the exercise of outstanding warrants or options; (d) cooperation with Hillhaven and its agents in the preparation of this Prospectus/Information Statement and the consummation of the transactions contemplated by the Share Exchange Agreement;
(e) the recommendation to each of their shareholders by each of their Boards of Directors to approve and adopt the Share Exchange Agreement and the Share Exchange at shareholders' meetings called for such purpose, which meetings shall be held as soon as practicable (but not earlier than 20 business days) following effectiveness of the Registration Statement of which this Prospectus/Information Statement is a part; (f) the timely filing and/or payment of all required tax reports, returns or assessments; (g) reasonable access by Hillhaven and its agents to their respective books and records; (h) the maintenance of the types and levels of insurance currently in effect; (i) the provision of monthly unaudited financial statements; (j) notice of any material adverse change in the assets or financial condition, results of operations, business or properties of the Nationwide Entities taken as a whole; (k) the filing of all forms, applications and reports, including all filings required by the HSR Act, and the taking of such other action which is required to be taken or filed in connection the transactions contemplated by the Share Exchange Agreement; and (l) taking no actions that would prevent the Share Exchange from qualifying for pooling of interests accounting treatment.

     The Corporate Targets and Partners have also agreed that, unless and until the Share Exchange Agreement is terminated pursuant to its terms, the Corporate Targets and Partners shall not, and shall cause its officers, directors, partners, employees and other agents not to, directly or indirectly, take any action to solicit, initiate or encourage the making of any offer or proposal for, or any indication of interest in, a merger or other business combination involving any of the Nationwide Entities or the acquisition of a majority of the equity interest in, or a majority of the assets of, any of the Nationwide Entities, other than the transactions contemplated by the Share Exchange Agreement (an "Acquisition Proposal"). Further, the Corporate Targets and Partners have agreed to promptly notify Hillhaven after receipt of any Acquisition Proposal or any request for nonpublic information relating to any Acquisition Proposal.

     The Corporate Targets have agreed to use their best efforts to obtain the necessary shareholder approvals of the Share Exchange Agreement and the Share Exchange. The Corporate Targets and the Partners have also agreed to use their best efforts to cause their "affiliates" (as defined in Rule 145 under the Securities Act) to (a) deliver written agreements not to offer to sell, sell or otherwise dispose of the Hillhaven Common Shares received as the Share Exchange Consideration except pursuant to an effective registration statement or in compliance with Rule 145 under the Securities Act or in a transaction that, in the opinion of legal counsel satisfactory to Hillhaven, is exempt from the registration requirements of the Securities Act, and (b) not take any action that would impair Hillhaven's ability to account for the Share Exchange as a pooling of interests. Additionally, NCI has agreed to use its best efforts to terminate that certain option of a third party to purchase the Marietta nursing facility; provided that the terms of such termination will be reasonably acceptable to Hillhaven and Hillhaven shall assist NCI as considered necessary in negotiating such termination. Finally, to the extent that it is within their control, the Corporate Targets and Partners have agreed to use their best efforts to cause the conditions precedent to the performance of their obligations under the Share Exchange Agreement to be satisfied.

     Hillhaven has made certain customary covenants relating to, among other things, (a) the filing of all forms and other documents necessary to be filed pursuant to the HSR Act as promptly as practicable and to cooperate with the Nationwide Entities to allow early termination of the waiting period provided by the HSR Act; (b) to promptly prepare and file with the SEC a Registration Statement of which this Prospectus/ Information Statement is part and use its reasonable efforts to cause such Registration Statement to be declared effective as promptly as practicable; (c) to qualify the Hillhaven Common Shares to be issued as the Share Exchange Consideration for trading on the NYSE effective upon notice of issuance; (d) to approve the Share Exchange Agreement and the Share Exchange; (e) notice of any material adverse change in the assets or financial condition, results of operations, business or properties of Hillhaven and its subsidiaries taken as a whole; (f) taking no actions that would prevent the Share Exchange from qualifying for pooling of interests accounting treatment; (g) to cause its independent accountants to deliver to Hillhaven a letter with respect to whether the Share Exchange will qualify for pooling of interests treatment; and (h) to make certain tax representations and warranties. In addition, Hillhaven has agreed to use its best efforts to obtain all necessary consents from its principal lenders by April 28, 1995, and to use its reasonable efforts to (i) obtain all other consents and approvals necessary to enable it to consummate the transactions contemplated by the Share Exchange Agreement and (ii) cause to have performed by April 28, 1995, at Hillhaven's expense, Phase I environmental surveys of all long term health care facilities currently operated by but not owned by the Nationwide Entities and to be operated by the Nationwide Entities following Closing.

CONDITIONS TO THE SHARE EXCHANGE

     The obligations of the Corporate Targets and Partners to consummate the Share Exchange are subject to the satisfaction, at the Closing, of a number of conditions, including, but not limited to, the following: (a) the truth and correctness in all material respects at the Closing of the representations and warranties made by Hillhaven in the Share Exchange Agreement; (b) the due authorization and approval, and the performance, compliance and fulfillment by Hillhaven of all covenants, agreements, obligations and conditions required by the Share Exchange Agreement to be performed, complied with or fulfilled by it at or prior to the Closing; (c) all material permits, authorizations, approvals and consents of and notices to any governmental entity or third party necessary for the consummation of the transactions by the Share Exchange Agreement shall have been obtained or made; (d) the Registration Statement of which this Prospectus/Information Statement is a part shall have become effective under the Securities Act and the Hillhaven Common Shares to be issued as the Share Exchange Consideration shall have become qualified or registered (or shall be exempt from such qualification or registration) under comparable state securities laws, and at or prior to the Effective Time, no stop order suspending such effectiveness, qualification or registration shall have been issued and no proceeding seeking such a stop order shall have been initiated, threatened or contemplated, and such Hillhaven Common Shares shall be eligible for trading on the NYSE upon notice of issuance; (e) no order, decree, writ or ruling of any governmental authority or court shall have been entered that restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by the Share Exchange Agreement; (f) in the reasonable judgment of the Nationwide Entities, there has been no material adverse change and no event likely to result in any material adverse change in the assets, business, financial condition or results of operations of Hillhaven and its subsidiaries, taken as a whole; (g) all notifications required by the HSR Act shall have been filed by the Nationwide Entities, and the applicable waiting periods with respect thereto shall have expired or been terminated; (h) each of the Nationwide Entities shall have received from Hillhaven all of the instruments, documents and considerations required to be delivered pursuant to the Share Exchange Agreement; (i) NCI shall have received an opinion from its counsel regarding certain tax matters; and (j) certain personal guarantees by shareholders of the Corporate Targets and/or Partners of the Partnership Targets shall have been released or NCI shall have agreed to indemnify such shareholders and/or Partners for any losses resulting from such guarantees.

     The obligation of Hillhaven to consummate the Share Exchange is subject to the satisfaction, at the Closing, of a number of conditions, including, but not limited to, the following: (a) the truth and correctness in all material respects at the Closing of the representations and warranties made by the Corporate Targets and Partners in the Share Exchange Agreement; (b) the performance, compliance and fulfillment by the Corporate Targets and Partners of all covenants, agreements, obligations and conditions required by the Share Exchange Agreement to be performed, complied with or fulfilled by them at or prior to the Closing; (c) the applicable waiting period under the HSR Act relating to the Share Exchanges shall have expired or been terminated; (d) all material permits, authorizations, approvals and consents of and notices to any governmental entity or third party necessary for the consummation of the transactions by the Share Exchange Agreement shall have been obtained or made;
(e) no order, decree, writ or ruling of any governmental authority or court shall have been entered that restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by the Share Exchange Agreement;
(f) in the reasonable judgment of Hillhaven, there has been no material adverse change and no event likely the Nationwide Entities to result in any material adverse change in the assets, business, financial condition or results of operations of and their subsidiaries, taken as a whole; (g) Hillhaven shall have received from the Nationwide Entities all of the instruments, documents and considerations required to be delivered pursuant to the Share Exchange Agreement; (h) holders in excess of 5% of the Target Common Shares shall not have exercised dissenters' rights under applicable law; (i) Hillhaven shall have received a letter and an opinion from its independent accountants regarding certain tax matters; (j) all warrants issued by NCI shall have been exercised prior to the Closing; and (k) the lease of one of the Nationwide Entities' facilities shall have been renewed for an additional five year term, and the Nationwide Entities shall have used their reasonable efforts to modify the lease for a different facility to provide for a five-year extension; and (1) the option of certain third parties to purchase the Cambridge and Parkwood facilities shall have been terminated in return for certain consideration.

INDEMNIFICATION AND SUPPLEMENTAL INDEMNIFICATION

     Pursuant to the Share Exchange Agreement, Hillhaven shall be indemnified and held harmless from and against any damages, loss, cost, liability or expense ("Losses") that may be incurred by or suffered by or asserted against Hillhaven or any of its subsidiaries (collectively, the "Indemnified Party"), but without duplication, arising out of or related to, directly or indirectly, the incorrectness of any of the representations or warranties made by the Corporate Targets and Partners, or the breach prior to the Effective Time of any of the covenants or agreements of any of the Corporate Targets or Partners contained in the Share Exchange Agreement or in any other instrument executed and delivered by the Corporate Targets or Partners. Notwithstanding the foregoing, the Indemnified Party shall generally be entitled to indemnification only when the aggregate Losses exceed $250,000. Except in certain specified cases, all Losses shall be paid or satisfied only by distribution to Hillhaven of the Escrow Shares and cash, if any, held by the Escrow Agent. Except with respect to Supplemental Losses (defined below), such payment and satisfaction shall be the exclusive remedy for any breach of a representation or warranty by or a covenant of any Corporate Target or Partner. See "Escrow Agreement and Supplemental Escrow Agreement."

     In addition to the indemnification described above, pursuant to the Share Exchange Agreement, any Indemnified Party shall be indemnified and held harmless from and against any Losses that may be incurred by or suffered by or asserted against any such Indemnified Party, but without duplication, arising out of or related to, directly or indirectly, certain pending litigation (such Losses, "Supplemental Losses"). All Supplemental Losses shall be paid or satisfied only by distribution to Hillhaven of the Supplemental Escrow Shares and cash, if any, held by the Escrow Agent. Such payment and satisfaction shall be the exclusive remedy of Hillhaven for the occurrence of Supplemental Losses. See "Escrow Agreement and Supplement Escrow Agreement."

NONCOMPETITION AGREEMENTS

     Pursuant to the Share Exchange Agreement, the Nationwide Entities shall deliver or cause to be delivered to Hillhaven at the Closing, two noncompetition agreements, one by and between Hillhaven and Dr. Thomas E. Phillippe, Sr., Chairman of the Board of NCI, and the other by and between Hillhaven and

Thomas E. Phillippe, Jr., President and Chief Executive Officer of NCI (together, the "Noncompetition Agreements"). The Noncompetition Agreements describe the business activities (the "Business Activities") currently conducted by the Corporate Targets and the Partnership Targets. Pursuant to the Noncompetition Agreements, Dr. Phillippe and Mr. Phillippe will each individually agree that, for a period of five years from the Effective Time, neither will, directly or indirectly: (a) have an interest in, own, manage, operate, control, be connected with as a shareholder (other than as a shareholder of less than 5% of the issued and outstanding stock of a publicly held corporation), joint venturer, partner, limited liability company member or manager, or consultant, or otherwise engage or invest or participate in, or enjoy a financially beneficial relationship with, any business which conducts any of the Business Activities within a five mile radius of any facility or location at or from which Hillhaven or any of its affiliates conducts any of the Business Activities; (b) solicit, recruit or hire any employee of Hillhaven, or any of its affiliates or any person who has worked for such entities within the six months preceding such solicitation, recruitment or hire; or (c) solicit or encourage any employee of Hillhaven, or any of its affiliates to leave such employment. The Noncompetition Agreements provide for binding arbitration to resolve any claim or controversy relating to the breach, interpretation or enforcement of such Agreements, and are enforceable by specific performance. No consideration will be paid or allocated to Dr. Phillippe or Mr. Phillippe in connection with the Noncompetition Agreements.

AGREEMENT AMONG CORPORATE TARGET SHAREHOLDERS

     Pursuant to the Share Exchange Agreement, the Nationwide Entities shall deliver or cause to be delivered to Hillhaven, at the Closing, certain Agreements Among Shareholders (the "Shareholders' Agreements") by and among all of the shareholders of each of the Corporate Targets (each a "Shareholder" and collectively the "Shareholders"). In order to facilitate the delivery of certain legal opinions to be delivered at Closing concerning the tax treatment of the Share Exchange, under the Shareholders' Agreements each Shareholder shall severally represent, warrant and covenant to the other Shareholders that he, she or it has no plan, intention or arrangement to sell, exchange or otherwise dispose of a number of the Hillhaven Common Shares received as Share Exchange Consideration that would reduce such person's ownership of such Hillhaven Common Shares to a number having a value, determined at the Effective Time, of less than 50% of the value of Corporate Target stock held by such person immediately before the Share Exchange. Further, pursuant to the Shareholders' Agreements, a Shareholder may sell, exchange or otherwise dispose of any of the Hillhaven Common Shares received as Share Exchange Consideration provided such disposition would not reduce the fair market value of the Hillhaven Common Shares, determined as of the Effective Time, by such Shareholder to an amount less than 50% of the fair market value of the Corporate Target stock held by such Shareholder immediately before the Share Exchange. A Shareholder may not sell more than 50% of such Shareholder's Hillhaven Common Shares within the two-year period immediately following the Effective Time unless: (a) such Shareholder obtains and delivers to Thomas E. Phillippe, Jr., acting as a representative of all the Shareholders (the "Representative"), an unqualified opinion of counsel (from counsel reasonably acceptable to the Representative, and in a form acceptable to the Representative) to the effect that such sale, exchange or disposition would not adversely affect the tax-free status of the Share Exchange; and (ii) the Representative and Dr. Thomas E. Phillippe, Sr. (the "Phillippes"), jointly consent in writing to such sale, exchange or disposition. The Phillippes shall use reasonable efforts to reply to a request for a disposition of shares pursuant to clause (b) above within 30 days of receipt of a written notice of a Shareholder's request to sell shares pursuant to such clause.

ADDITIONAL AGREEMENTS

     Pursuant to the Share Exchange Agreement, Hillhaven has agreed to continue in full force and effect the employee benefit plans of the Nationwide Entities existing at the Effective Time until those employees of the Nationwide Entities who continue as employees of the Nationwide Entities or Hillhaven in the Share Exchange become eligible to participate in the employee benefit plans of Hillhaven. In addition, Hillhaven has agreed to recognize such transferred employees' service with any of the Nationwide Entities for purposes of eligibility and vesting under such Hillhaven plans. Hillhaven has also agreed that prior to any termination of certain named employees, Hillhaven will give such employees thirty days notice and will pay such terminated employees one week's salary for each year such employee has been employed by NCI or its affiliates, less applicable withholdings. Hillhaven has specifically agreed it will cause NCI to honor and perform after the Effective Time the obligations of NCI pursuant to the Employment Agreements. See "CORPORATE TARGETS' SPECIAL MEETINGS -- The NCI Special Meeting" and "OTHER MATTERS TO BE VOTED UPON BY NCI VOTING COMMON SHAREHOLDERS."

     Prior to the Effective Time, Meadowvale will transfer to Donald Cheesman ("Cheesman") certain real property including land and a home built thereon which is owned by Meadowvale. Meadowvale will also pay to Cheesman all amounts owing by Meadowvale to Cheesman pursuant to that certain Promissory Note dated February 1, 1986 executed by Meadowvale in favor of Cheesman. After the Effective Time, Hillhaven shall cause NCI to honor and pay the debt in the amount of $313,408 owed to Dr. Thomas E. Phillippe, Sr. by Shangri-La. The parties to the Share Exchange Agreement have agreed that none of the transactions described in this paragraph will affect the amount of Share Exchange Consideration to be paid pursuant to the Share Exchange Agreement.

     Hillhaven has also agreed that it will not take or cause to be taken any action, and will not permit its affiliates to take or cause to be taken any action within Hillhaven's control, whether before or after the Effective Time, which would disqualify any of the transactions contemplated by the Share Exchange Agreement as a "reorganization" for tax purposes. In connection therewith, Hillhaven has agreed not to participate in any tax-free reorganization or share exchange without first obtaining an unqualified opinion of its independent accountants, such opinion to be acceptable to the Representative, that such transaction will not disqualify the Share Exchange as a tax-free reorganization and providing such opinion to the Representative. In addition, to permit the sale of Hillhaven Common Shares received as Share Exchange Consideration and to preserve certain accounting treatment of the transactions contemplated by the Share Exchange Agreement, Hillhaven has agreed to publish the financial results of the combined operations of Hillhaven and the Nationwide Entities, covering at least 30 days of such combined operations, no later than the last to occur of (a) 60 days following the end of the month in which the Closing occurs or (b) 10 days following delivery of such financial information with respect to the operations previously owned by the Nationwide Entities as Hillhaven considers reasonably necessary to prepare such combined financial results.

     The Shangri-La Facility is subject to a purchase option which was exercised on March 1, 1995. If the Shangri-La Facility is purchased prior to the Effective Time, (a) the partners of Shangri-La shall not be considered parties to the Original Agreement or the Share Exchange Agreement, and such partners shall be released and forever discharged from all obligations thereunder or hereunder, including without limitation, any obligation to assign their partnership interests to NCI and any representation or warranty in the Share Exchange Agreement, and (b) Hillhaven and NCI shall be released and forever discharged from all obligations to the partners of Shangri-La pursuant to the Original Agreement and the Share Exchange Agreement, and the obligation of Acquiror to cause NCI to pay $313,408 to Thomas E. Phillippe, Sr. shall be releases.

     At the Closing, the officers and directors of each of the Corporate Targets shall deliver their resignations, and Hillhaven shall receive evidence of redemption of the NCI Preferred Stock.

     Hillhaven and the Nationwide Entities entered into a Confidentiality Agreement dated November 7, 1994, which will remain in full force and effect at all times prior to the Effective Time and after termination, if any, of the Share Exchange Agreement.

TERMINATION

     The Share Exchange Agreement provides that it may be terminated by mutual agreement of the parties at any time prior to the Closing. Hillhaven, on the one hand, and the Corporate Targets and Partners, on the other hand, may terminate the Share Exchange Agreement and any of their respective obligations thereunder (other than those respecting confidentiality) at any time prior to the Closing by written notice if, in any of their respective judgments, (a) there has been a breach or failure to perform in any material respect any of the other parties' covenants or obligations under the Share Exchange Agreement; (b) any representation or warranty made by the other party in the Share Exchange Agreement is false or misleading in any material respect and cannot be cured prior to July 31, 1995; or (c) any other material condition precedent to the performance of their respective obligations under the Share Exchange Agreement is not capable of being met. In addition, the Corporate Targets and Partners may terminate the Share Exchange Agreement by written notice if the average closing price of one Hillhaven Common share as reported on the NYSE for the 10 trading days immediately preceding the Closing Date is less than $21.82 or the Share Exchange is not consummated by July 31, 1995.

SUPPLEMENT, MODIFICATION OR AMENDMENT OF THE SHARE EXCHANGE AGREEMENT

     No supplement, modification or amendment of the Share Exchange Agreement shall be binding unless executed in writing by the parties to the Share Exchange Agreement. The party for whose benefit a warranty, representation, covenant or condition is intended may, in writing, waive any inaccuracies in the warranties and representations contained in the Share Exchange Agreement or waive compliance with any of the covenants or conditions contained therein and so waive performance of any of the obligations of the other party thereto, and any defaults thereunder. Any such waiver shall not, however, affect or impair the waiving party's rights with respect to any other warranty, representation or covenant or any default under the Share Exchange Agreement, nor shall any waiver constitute a continuing waiver.

SHARE EXCHANGE EXPENSES

     Except as otherwise expressly provided for in the Share Exchange Agreement, each of the parties to the Share Exchange Agreement has agreed to pay all costs and expenses incurred or to be incurred by such parties in negotiating and preparing the Share Exchange Agreement and in closing and carrying out the transactions contemplated by the Share Exchange Agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Various interrelationships exist among the Corporate Targets with respect to their respective owners, Board members and officers. Dr. Thomas E. Phillippe, Sr. serves as: (1) Chairman of the Board of Directors of NCI; (2) a member of the Board of Directors of Meadowvale; and (3) President and one of the two Board members of PEI. Thomas E. Phillippe, Jr., Dr. Phillippe's son, serves as: (1) a member of the Board of Directors of NCI and NCI's President and Chief Executive Officer; and (2) the other member of the Board of Directors of PEI and PEI's Secretary. Dr. Phillippe and Thomas E. Phillippe, Jr. own or control 61% and 20% of the issued and outstanding NCI Common Shares, respectively, and they each own 50% of the issued and outstanding PEI Common Shares. Joan Phillippe, Dr. Phillippe's wife, and certain members of her family own all of the Meadowvale Common Shares. Donald Cheesman, Joan Phillippe's father, owns Meadowvale Common Shares and serves as the President and a member of the Board of the Directors of Meadowvale.

     NCI leases the Meadowvale nursing center from Meadowvale, which is owned by Joan Phillippe, who is Dr. Phillippe's wife, and members of her family. The lease term will continue until March 2001, unless either the lessor or lessee elects to terminate the lease prior to the beginning of the final five year term, which begins in 1996. Rental expense is approximately $241,000 ($2,008 per bed) per year. See "THE NATIONWIDE ENTITIES -- Description of NCI Business."

     The terms of the Share Exchange Agreement provide that Hillhaven will cause NCI to honor and perform after the Effective Time the obligations of NCI pursuant to the Employment Agreements with the following officers of NCI: Philip
W. Caldwell -- Vice President of Operations; J. Mark Mutz -- Vice President and General Counsel; Charles Cooper -- Vice President of Marketing; and James Burkhart -- Chief Financial Officer. For description of the Employment Agreements, see "OTHER MATTERS TO BE VOTED UPON BY NCI VOTING COMMON SHAREHOLDERS." In addition, Hillhaven will cause NCI, which will assume the obligations of Shangri-La in connection with the Share Exchange, to honor and pay the debt in the amount of $313,408 owed to Dr. Thomas E. Phillippe, Sr., Chairman of the Board of Directors of NCI.

     The terms of the Share Exchange also provide that prior to the Effective Time, Meadowvale will transfer to Donald Cheesman real property including land and a home built thereon located at 1529 Lancaster Street, Bluffton, Indiana and owned by Meadowvale. In addition, Meadowvale will repay to Cheesman all amounts owing by Meadowvale to Cheesman pursuant to that certain promissory note dated February 1, 1986 executed by Meadowvale in favor of Cheesman.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes certain U.S. Federal income tax consequences of the Share Exchange of Hillhaven Common Shares for the outstanding common stock of NCI, PEI and Meadowvale. This summary is based upon the Code, Treasury Regulations, judicial authority and administrative rulings and pronouncements of the Internal Revenue Service ("IRS") now in effect, all of which are subject to change at any time, possibly on a retroactive basis. This discussion does not address all aspects of Federal income taxation that may be relevant to particular shareholders and other parties to the transactions and may not be applicable to shareholders who are not citizens or residents of the United States, or who will acquire their Hillhaven Common Shares pursuant to the exercise or termination of employee stock options or otherwise as compensation, nor does the discussion address the effect of any applicable foreign, state, local or other tax laws. Additionally, this discussion does not address the taxability of any party resulting from the assignment by the minority partners of their partnership interests in certain Partnership Targets (as defined herein) pursuant to the terms of the Share Exchange Agreement. This discussion also does not address the taxability of the redemption of the NCI Preferred Stock (as defined herein) to the preferred shareholders prior to the Share Exchange, or any other distributions by the Corporate Targets prior to the Share Exchange. This discussion assumes that shareholders of the Corporate Targets hold their Target Common Shares (as defined herein) as capital assets within the meaning of Section 1221 of the Code. See "SUMMARY -- Parties to the Share Exchange Agreement," and "TERMS AND CONDITIONS OF THE SHARE EXCHANGE
AGREEMENT -- Redemption of NCI Subordinated Notes and NCI Preferred Stock" and "-- Share Exchange Consideration and Mechanics." EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE SHARE EXCHANGE, INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

     It is a condition to the Share Exchange Agreement that Hillhaven shall have received the opinion of KPMG Peat Marwick LLP ("KPMG"), tax advisor to Hillhaven, that the exchange of common stock of each of the Corporate Targets for Hillhaven Common Shares, will, under current law, constitute a tax-free reorganization under Code Section 368(a)(1)(B) of the Code, and that Hillhaven and each of the Corporate Targets will be a party to the reorganization within the meaning of Code Section 368(b). Additionally, it is a condition to the Share Exchange Agreement that NCI, PEI and Meadowvale shall have received the opinion of Ice Miller Donadio & Ryan ("Ice Miller"), counsel to NCI, that the exchange of common stock of each of the Corporate Targets for Hillhaven Common Shares will, under current law, constitute a tax-free reorganization under Code Section 368(a)(1)(B), and that Hillhaven and each of the Corporate Targets will be a party to the reorganization within the meaning of Code Section 368(b). In rendering such opinion, KPMG and Ice Miller will rely upon written representations and covenants of Hillhaven, the Corporate Targets and the controlling shareholders of the Corporate Targets. No ruling will be requested from the IRS as to the Federal income tax consequences of the Share Exchange, and the opinion of KPMG and Ice Miller is not binding on the IRS or any court.

     As a tax-free reorganization, each Share Exchange will have the following Federal income tax consequences for the shareholders of the Corporate Targets, the Corporate Targets and Hillhaven:

          1. No gain or loss will be recognized by shareholders of the Target Common Shares as a result of the exchange of such shares for Hillhaven Common Shares pursuant to the Share Exchange Agreement to the extent of Hillhaven Common Shares received.

          2. The tax basis of the shares of Hillhaven Common Shares received by each shareholder of each Corporate Target for Target Common Shares will equal the tax basis of such shareholder's Target Common Shares exchanged for such Hillhaven Common Shares in the Share Exchange.

          3. The holding period of the shares of Hillhaven Common Shares received by each shareholder of the Corporate Targets for Target Common Shares will include the holding period of such Shareholders' Target Common Shares exchanged for such Hillhaven Common Shares in the Share Exchange.

          4. Neither Hillhaven nor the Corporate Targets will recognize gain or loss as a result of the Share Exchange.

ACCOUNTING TREATMENT

     Hillhaven intends to treat the Share Exchange as a pooling of interests for accounting purposes. Consequently, in accordance with GAAP, Hillhaven will restate its consolidated financial statements to include the assets, liabilities, shareholders' equity and results of operations of the Nationwide Entities, subject to appropriate adjustments to conform the accounting principles of the Nationwide Entities, if necessary. A condition precedent to Hillhaven's obligation to consummate the Share Exchange Agreement is that KPMG, independent auditors for Hillhaven, shall have advised Hillhaven in writing that the Share Exchange may be accounted for as a pooling of interests under GAAP.

        OTHER MATTERS TO BE VOTED UPON BY NCI VOTING COMMON SHAREHOLDERS

APPROVAL OF EMPLOYMENT AGREEMENT PAYMENTS

     The Share Exchange will constitute a "Change of Control Transaction," as defined under the Employment Agreements, entitling the applicable employee to an Incentive Bonus and making the employee eligible for the Severance Payment. The Employment Agreement Payments under each of the Employment Agreements due or which may become due as a result of a Change of Control Transaction would potentially constitute "excess parachute payments" as defined in Code Section 280G(b)(1). If the Employment Agreement Payments are classified as "excess parachute payments," no deduction will be allowed to NCI for such payments, and each such employee would be subject to a 20% excise tax upon receipt of such payments under Code Section 4999(a). The Employment Agreement Payments will not be "excess parachute payments" if they are approved by a separate vote of the persons who own, immediately before the Change of Control Transaction, more than 75% of the voting power of all outstanding NCI Voting Common Shares. The vote must determine the right of the employee to receive the payment. The vote of the holders of the NCI Voting Common Shares is therefore necessary so that the Employment Agreement Payments qualify for an exemption under Code Section 280G. See "CORPORATE TARGETS' SPECIAL MEETINGS -- The NCI Special Meeting."

     The Employment Agreements define a Change of Control Transaction as follows: (1) the sale or other transfer, directly or indirectly, of substantially all of the assets of NCI to another person or entity, except a person or entity that is controlled by the Family (as defined below), (2) any sale or exchange of stock or other transaction by which a corporation, person, other entity or group (other than the group consisting of Dr. Thomas E. Phillippe, Sr. and the members of his immediate family (collectively, the "Family") becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act) of more than 50% of the then outstanding voting stock of NCI; or
(3) any merger of NCI with or into another corporation in a transaction in which NCI is not the surviving corporation, other than a merger which will result in the Family holding at least fifty percent (50%) of the combined voting power of the voting securities of the corporation surviving the merger. The Incentive Bonuses to be paid in the event of a Change of Control Transaction are in each case the greater of a base amount (the "Base Amount") or a percentage of the "Equity Value," defined as the total proceeds and other consideration paid or received by or to be paid or received in connection with a Change of Control Transaction (which consideration shall be deemed to include amounts in escrow), including without limitation: (i) cash; (ii) notes, securities and other property; (iii) payments made in installments; (iv) amounts payable under consulting agreements, agreements not to compete, incentive or similar arrangements (including such payments to management, but excluding any amounts payable pursuant to subsection 4(b) of the Employment Agreements or the same subsection of any other similar employment agreement between NCI and any executive who is not a member of the Family); (v) contingent payments

(whether or not related to future earnings or operations); and (vi) if the Change of Control Transaction involves the disposition of assets, the net value of current assets not sold. The Base Amount for each employee under the Employment Agreements is as follows: Philip W. Caldwell -- $125,000; J. Mark Mutz -- $225,000; Charles Cooper -- $100,000; James Burkhart -- $150,000; and John Lines -- $100,000. The Equity Value percentage for each employee under the Employment Agreements is as follows: Philip W. Caldwell -- .00098; J. Mark
Mutz; -- .001765; Charles Cooper -- .000784; James Burkhart -- .001176; and John Lines -- .000784. Assuming a current price for Hillhaven Common Shares of per share, the Incentive Bonus to be paid to each of the employees under the Employee Agreements upon closing of the Share Exchange would be as follows:
Phillip W. Caldwell -- $          ; J. Mark Mutz -- $          ; Charles
Cooper -- $          ; James Burkhart -- $          ; and John
Lines -- $          .

     Also under the Employment Agreements, if the employee terminates his employment with NCI for "good reason," as defined in the Employment Agreements, or if NCI terminates the employee without cause, and following a Change of Control Transaction, the employee is entitled to a Severance Payment calculated as the greater of the employee's base salary for the remainder of the term (the "Remainder Amount") or the applicable Severance Multiple multiplied by the employee's base salary. The base annual salaries for these employees as set forth in the Employment Agreements are as follows: Philip W.
Caldwell -- $123,000; J. Mark Mutz -- $120,000; Charles Cooper -- $105.000;
James Burkhart -- $100,000; and John Lines -- $65,000. The Severance Multiple for each of these employees is as follows: Philip W. Caldwell -- 1.5; J. Mark Mutz -- 1.5; Charles Cooper -- 1.5; James Burkhart -- 1.5; and John
Lines -- 2.0.

     In addition to the provisions dealing with the Incentive Bonuses and Severance Payments, the Employment Agreements include terms describing the following: (1) the position and duties of the employee; (2) base salary; (3) reimbursement of business expenses incurred on behalf of NCI; and (4) participation by the employee in the benefit plans of NCI. The terms of the Employment Agreements expire on May 7, 1996, although NCI may terminate the employee for "good cause," as defined in the Employment Agreements, prior to expiration.

APPROVAL OF ACCELERATED VESTINGS

     Upon the Effective Date of the Share Exchange, 3,000 restricted NCI Voting Common Shares each owned by Philip W. Caldwell and Charles Coopers will vest pursuant to the terms of their respective grant agreements. Similar to the Incentive Bonuses, these Accelerated Vestings would potentially constitute "excess parachute payments" as defined in Code Section 280G(b)(1). As indicated above, if the Accelerated Vestings are classified as "excess parachute payments," no deduction will be allowed to NCI for such payment, and such employee would be subject to a 20% excise tax upon receipt of such payment under Code Section 4999(a). The Accelerated Vestings will not be "excess parachute payments," if they are approved by a separate vote of the persons who own, immediately before the Change of Control Transaction, more than 75% of the voting power of all outstanding stock of NCI. The vote must determine the right of the employee to receive the "payment" in the form of the Accelerated Vestings. The vote of the holders of the NCI Voting Common Shares is therefore necessary so Accelerated Vestings will qualify for an exemption under Code
Section 280G. See "CORPORATE TARGETS SPECIAL MEETINGS -- The NCI Special
Meeting."

                            THE NATIONWIDE ENTITIES

DESCRIPTION OF NCI BUSINESS

     NCI operates long-term health care centers located in Indiana, Ohio and Florida. NCI's operations include 23 nursing centers with a total of 3,257 licensed beds, two retirement centers with a total of 240 units, two assisted living centers totaling 162 units and 40 additional assisted living units located in one of the retirement centers. Of NCI's 27 centers, 14 are owned, 11 are leased and two are managed for other parties. Twenty-one of NCI's centers are located in Indiana, three are located in Ohio, and three located in Florida.

     NCI was incorporated on September 30, 1992 for the purpose of the Reorganization that took place on July 27, 1993. Under the Reorganization, the Nationwide Businesses owned by the Phillippes as well as certain Non-Controlled Entities were acquired and combined into NCI. Specifically, pursuant to the Reorganization: (i) each of the Nationwide Businesses that was a corporation was merged with and into NCI; (ii) each partner of a Nationwide Business that was a partnership contributed his or her partnership interest to NCI (except that less than one percent of the partnership interests in Camelot and Evergreen remained outstanding and not owned by NCI) and (iii) each of the Non-Controlled Entities was merged with and into NCI. Each partner and shareholder of the Nationwide Businesses and the Non-Controlled Entities received common shares of NCI, plus cash in lieu of fractional shares, in exchange for their interests in the Nationwide Businesses and the Non-Controlled Entities. The purposes of the Reorganization were to reduce borrowing costs, increase access to capital markets, achieve economies of scale and reduce the administrative burdens associated with operating multiple separate entities.

     NCI provides a broad range of services through its nursing centers. All of NCI's nursing centers provide skilled nursing care, and rehabilitation and ancillary services, such as physical occupational, speech and respiratory therapies. In addition, ten of NCI's nursing centers have specialty care Alzheimer's units, and eight have subacute care units with an aggregate total of 173 dedicated beds. In addition to its nursing center services, NCI provides more limited care services through its home health care agencies, assisted living centers and retirement centers.

CENTERS

     The following table summarizes certain information with respect to each of NCI's long term health care centers.

                                                                       TOTAL BEDS/   OWNED/LEASED/
                          NAME                             LOCATION       OWNED         MANAGED
                          ----                            ----------   -----------   -------------
INDIANA
Camelot Care Center.....................................  Logansport         75        Owned
The Heritage at Wildwood Assisted Living Center.........  Indianapolis       72        Owned
Muncie Health Care and Rehabilitation Center............  Muncie            160        Owned
Parkwood Health Care Center(1)..........................  Lebanon           133        Owned
Rolling Hills Health Care Center........................  New Albany        115        Owned
Royal Oaks Health Care and Rehabilitation Center........  Terre Haute       200        Owned
Southwood Health Care Center............................  Terre Haute       119        Owned
Valley View Health Care Center..........................  Elkhart           140        Owned
Wildwood Health Care Center.............................  Indianapolis      155        Owned
Colonial Oaks Health Care Center(2).....................  Marion            120        Leased
Markle Health Care......................................  Markle             66        Leased
Meadowvale Care Center..................................  Bluffton          120        Leased
Ossian Health Care......................................  Ossian            100        Leased
Regency Place-Castleton.................................  Indianapolis      160        Leased
Regency Place-Dyer......................................  Dyer              150        Leased
Regency Place-Fort Wayne................................  Fort Wayne        160        Leased
Regency Place-Greenfield................................  Greenfield        230        Leased
Regency Place-Greenwood.................................  Greenwood         231        Leased
Regency Place-Lafayette.................................  Lafayette         160        Leased
Regency Place-South Bend................................  South Bend        150        Leased
Colonial Oaks Retirement Apartments.....................  Marion             63       Managed
                                                                          -----
INDIANA TOTAL(3)                                                          2,879

                                                                       TOTAL BEDS/   OWNED/LEASED/
                          NAME                             LOCATION       OWNED         MANAGED
                          ----                            ----------   -----------   -------------
OHIO
Cambridge Health Care Center(4).........................  Cambridge         159        Owned
Coshocton Health Care Center............................  Coshocton         110        Owned
Marietta Convalescent Center(5).........................  Marietta          120        Owned
                                                                          -----
OHIO TOTAL                                                                  389

FLORIDA
Evergreen Woods Health Care Center......................  Spring Hill       120        Owned
Evergreen Woods Retirement Center.......................  Spring Hill       217        Owned
The Heritage at Hernando Assisted Living Center.........  Brooksville        90       Managed
                                                                          -----
FLORIDA TOTAL                                                               427
                                                                          -----
TOTAL                                                                     3,695
                                                                          =====

- ---------------
(1) Parkwood Health Care Center ("Parkwood") is subject to an option to purchase agreement as an alternate site in the event the optionee is unable to purchase the Cambridge Health Care Center. Until such time as the option is exercised or expires, Parkwood is subject to a right of first refusal. See footnote (3) below.

(2) The Colonial Oaks Health Care Center is licensed for 124 beds, but the facility will accommodate only 120 beds.

(3) Excludes the Shangri-La facility, which is anticipated to be sold prior to the Effective Time.

(4) Cambridge Health Care Center is subject to an option to purchase agreement. The option period commences September 1, 1997 and expires March 31, 1998. See footnote (1) above.

(5) NCI leases the Marietta Convalescent Center. The lease expires September 30, 1998, at which time the lessee has the option to purchase the facility.

     NCI leases 11 nursing centers according to terms described below. NCI also leases approximately 24,000 square feet of executive office space in Indianapolis, Indiana. This lease, which expires in March 2000, required rental payments of approximately $398,000 in fiscal 1994.

     The Colonial Oaks nursing center is leased for approximately $486,000 ($4,046 per bed) per year from an independent non-profit corporation. The current lease term expires in September 2001.

     NCI leases the Markle nursing center from an independent third party. The lease expires in 1997, but may be renewed by NCI until July 2002. Rental expense for Markle is approximately $305,000 ($4,616 per bed) per year, and upon renewal this amount will be adjusted for inflation.

     NCI leases the Meadowvale nursing center from Meadowvale, which is owned by Joan Phillippe, who is Dr. Phillippe's wife, and members of her family. The lease term will continue until March 2001, unless either the lessor or lessee elects to terminate the lease prior to the beginning of the final five-year term, which begins in 1996. Rental expense is approximately $241,000 ($2,008 per bed) per year.

     NCI leases the Ossian nursing center from an independent third party pursuant to a ten-year lease ending in July 1997. NCI has an option to purchase this nursing center at the end of the lease term for an appraised value of not less than $4.0 million. Rental expense is approximately $476,000 ($4,755 per bed) per year. See "TERMS AND CONDITIONS OF THE SHARE EXCHANGE
AGREEMENT -- Certain Relationships and Related Party Transactions."

     The seven Regency Centers are leased for approximately $6,036,000 ($4,864 per bed) per year, with future adjustments to be made based upon changes in the consumer price index. The current lease term will expire in June 2003. Pursuant to the terms of the lease for each Regency Center, the lessor has granted NCI the right of first refusal to purchase the nursing center, or to lease the nursing center for a period subsequent to the lease term, on the same terms and conditions as are offered by any other bona fide offeror during the term of the lease and which the lessor proposes to accept. The right of first refusal expires six months prior to the end of the scheduled lease term as well as upon certain events of default, even if such defaults do not result in a termination of the lease.

REVENUE SOURCES

     NCI's revenues vary among centers based on various factors, including the mix of beds licensed as skilled and/or intermediate care, total capacity, occupancy rates, reimbursement methodologies and rates among the payor categories, the relative proportion of revenues represented by payor categories and the scope and utilization of NCI's rehabilitation and ancillary services. Although the cost reimbursement level for Medicare patients generates the highest revenue per patient day, profitability is not always increased due to the additional costs associated with the higher level of care required for such patients. In general, private pay sources are more profitable to NCI than governmental reimbursement sources for comparable services. Likewise, NCI derives a higher profit margin from its rehabilitation and ancillary services than it does from its basic nursing services.

     Quality Payor Mix. NCI derives revenues from nursing centers, assisted living and retirement centers, management services and other sources; however, the revenues from its nursing centers far exceed the total revenues from the other sources. NCI derives nursing center revenues from private pay sources, Medicare and Medicaid. NCI receives higher revenues from private pay patients and is reimbursed at higher rates for services to Medicare and Indiana skilled Medicaid patients relative to the reimbursement rates available for intermediate care Medicaid patients. Revenues from NCI's assisted living centers and retirement centers are derived almost exclusively from private payment sources, as are its daytime child care revenues.

     Private Pay. NCI classifies payments from individuals who pay for services without governmental assistance as private pay revenues. This classification also includes revenues received from commercial insurers, workers' compensation, health maintenance organizations and other charge-based payment sources.

     Medicare. Medicare is a federally funded and administered health insurance program primarily designed for individuals who are age 65 or over and are entitled to receive Social Security benefits. The Medicare program consists of two parts. The first part (Part A) covers in-patient hospital services and services furnished by other institutional health care providers, such as long term care facilities. The second part (Part B) covers the services of doctors, suppliers of medical items and services and various types of outpatient services. Part B services include physical, occupational and speech therapy, pharmaceuticals and medical supplies, certain intensive rehabilitation and psychiatric services and ancillary diagnostic and other services of the type provided by long term care or acute care facilities. Part A coverage is limited to a specified term (generally 100 days in a long term care facility) and requires beneficiaries to share some of the cost of covered services through the payment of a deductible and a co-insurance payment. There are no limits on the duration of coverage for Part B services, but there is a co-insurance requirement for most services covered by Part B.

     Except for one rural Indiana nursing center, all of NCI's nursing centers are certified to participate in the Medicare program. Generally, NCI's Medicare participating nursing centers receive monthly reimbursement payments during the year at interim rates based on historical costs. These rates are later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of the year. Actual costs incurred and reported by each facility are subject to retrospective audits which can result in upward or downward adjustment of payments received.

     Medicaid. Medicaid refers to the various state-administered reimbursement programs that are eligible for matching federal funds. Each of NCI's nursing centers participates in the Medicaid program of the state in which it is located. Under the federal Medicaid statute and regulations, state Medicaid programs must provide reimbursement rates that are reasonable and adequate to cover the costs that would be incurred by efficiently and economically operated facilities in providing services in conformity with state and federal laws, regulations and quality and safety standards. Furthermore, payments must be sufficient to enlist enough providers so that services under the state's Medicaid plan are available to recipients at least to the extent that those services are available to the general population.

     Substantially all of NCI's nursing center beds are certified for Medicaid services. The Medicaid programs in which NCI nursing centers participate pay a per diem rate based on the centers' reasonable allowable costs incurred in providing services, subject to cost ceilings applicable to both operating and fixed costs, plus a return on equity. Reimbursement rates are typically determined by the state, on a prospective or retrospective basis, from "cost reports" filed by each center. Under a prospective system, per diem rates are established (generally on an annual basis) based on certain historical costs of providing services during the prior year, adjusted to reflect factors such as inflation and any additional services required to be performed; no subsequent adjustment is made to reflect variations in actual costs from the rates established. Under a retrospective system, reimbursement rates are based on allowable costs for that year; an interim rate is calculated from previously filed cost reports which is then adjusted (generally on an annual basis) upward or downward to reflect actual allowable costs. Such adjustments may result in an additional payment to the facility by, or repayment by the facility to, the state Medicaid program. Except for NCI's nursing centers in Ohio, which are reimbursed under a case mix prospective pricing system, all of NCI's nursing centers are reimbursed on a prospective rate system. Providers must accept reimbursement from Medicaid as payment in full for the services rendered, since the provider may not bill the patient for more than the amount of the Medicaid payment for services covered by the Medicaid program. The Indiana and Ohio Medicaid programs currently include incentive allowances for providers whose costs are less than certain ceilings and who meet other requirements.

GOVERNMENT REGULATION

     NCI's long term health care centers are subject to compliance with various federal, state and local statutes and regulations. In particular, the development and operation of long term health care centers and the provision of long term health care services are subject to federal, state and local licensure and certification laws which regulate, among other things, the number of beds, services provided, distribution of pharmaceuticals, equipment and staffing requirements, condition and use of medical equipment, operating policies, relationships with other long term health care providers, fire prevention and compliance with building codes and environmental laws. Compliance with state licensing requirements imposed upon all long term health care centers is a prerequisite for the operation of, and for participation in, government-sponsored health care assistance programs, such as Medicare and Medicaid.

PERSONNEL

     At December 31, 1994, NCI employed approximately 4,500 people, of which approximately 4,000 were full-time and 500 were part-time employees.

     Each nursing center employs a licensed administrator and a director of nursing who supervises a staff of registered nurses, licensed practical nurses and nurses' aides. NCI engages third party contractors to provide most of its rehabilitation services. Each nursing center also has a medical director who is an independent contractor. Although NCI historically has been able to employ sufficient personnel to staff its centers adequately, a shortage of nurses in key geographic areas could affect the ability of NCI to attract and retain qualified health care personnel. NCI competes with other health care providers for both professional and non-professional employees and with non-health care providers for non-professional employees. Other personnel include the admissions or marketing director, dietary staff, housekeeping, laundry and maintenance staff, social activities staff and business office staff.

AFFILIATED ENTITIES

     In connection with the Share Exchange, the outstanding Meadowvale Common Shares and PEI Common Shares will be exchanged for Hillhaven Common Shares. Meadowvale owns the Meadowvale Care Center, which is currently leased to NCI. As a result, the financial results of the Meadowvale are included in the results for NCI. PEI owns the Heritage at Hernando Assisted Living Center, which is currently managed by NCI. PEI's gross revenues represent less than 1% of the gross revenues of NCI. Separate financial statements for Meadowvale and PEI are included with this Prospectus/Information Statement. See "INDEX TO FINANCIAL STATEMENTS."

     NCI currently owns 99.8% and 99% of the partnership interests of Camelot and Evergreen, respectively. In connection with the Share Exchange, each of the partners of Camelot and Evergreen (except NCI) will assign to NCI the remaining partnership interests of these partnerships, so that, upon the consummation of the Share Exchange and these assignments, NCI will own all of the partnership interests of Camelot and

Evergreen. Since NCI currently owns 99.8% and 99% of the partnership interests of Camelot and Evergreen, the financial results for NCI already include all but an insignificant portion of the results of the facilities owned by these partnerships.

     In connection with the Share Exchange, the partners of ShangriLa will also assign all of their partnership interests to NCI. ShangriLa owns an 81-bed long term care center, known as Rolling Meadows Health Care Center (the "Rolling Meadows Facility"), located in LaFountaine, Indiana. Shangri-La has leased the Rolling Meadows Facility to a third party pursuant to a lease that grants the lessee the option to purchase the facility from Shangri-La. On March 1, 1995, the lessee notified Shangri-La of its intention to exercise this option. As a result, it is expected that the Rolling Meadows Facility will be sold to this lessee prior to the consummation of the Share Exchange.

LEGAL PROCEEDINGS

     NCI is a party to litigation arising in the ordinary course of business. NCI does not believe the results of any pending litigation, even if the outcome were unfavorable to NCI, would have a material adverse effect on its financial condition.

                   CORPORATE TARGETS' PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of NCI Common Shares, by (i) each person who is the beneficial owner of more than five percent of outstanding NCI Voting Common Shares, (ii) each director and executive officer of NCI and (iii) all directors and officers of NCI as a group. The table does not give effect to any conversion of NCI Nonvoting Common Shares for NCI Voting Common Shares.

                                                                     SHARES           PERCENTAGE
                                                                  BENEFICIALLY       BENEFICIALLY
                                NAME                                OWNED(1)            OWNED
                                ----                              ------------       ------------
    Dr. Thomas E. Phillippe, Sr.
    9200 Keystone Crossing, Suite 800
    Indianapolis, Indiana 46240.................................     4,532,967           61.0%
    Thomas E. Phillippe, Jr.
    9200 Keystone Crossing, Suite 800
    Indianapolis, Indiana 46240.................................     1,475,812           19.8%
    Gregory O. Mervine(2)
    9200 Keystone Crossing, Suite 800
    Indianapolis, Indiana 46240.................................       368,354            4.9%
    Stacy Mervine(2)
    9668 Farragut Circle
    Indianapolis, Indiana 46256.................................       368,354            4.9%
    Philip W. Caldwell..........................................         3,750            0.1%
    Charles Cooper..............................................         3,750            0.1%
    J. Mark Mutz................................................            --             --
    James Burkhart..............................................            --             --
    All directors and officers as a group
      (seven persons)...........................................     6,384,633           85.9%

- ---------------
(1) The Securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the rules and regulations of the SEC and accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person living in the same household as well as other securities as to which the person possesses exclusive voting or investment power, or shares such power, or which the person has the right to acquire within 60 days. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Gregory O. Mervine and Stacy Mervine are husband and wife. Mr. Mervine holds 3,750 shares directly and they hold 364,604 shares jointly.

     The following table sets forth the names of those individuals who beneficially own greater than five percent of the outstanding NCI Nonvoting Common Shares. This table assumes no exercise of the outstanding NCI Warrants (as defined herein). As of April 1, 1995, the Company has 76,592 NCI Nonvoting Common Shares issued and outstanding. The outstanding NCI Warrants are beneficially owned by Continental Illinois Commercial Corporation and Pacific Mutual Life Insurance Company, which have the right under the NCI Warrants to acquire 561,676 and 425,512 NCI Nonvoting Common Shares, respectively.

                                                                       SHARES         PERCENTAGE
                                                                    BENEFICIALLY     BENEFICIALLY
          NAME                                                         OWNED           OWNED(1)
          ----                                                     ------------     ------------
    Christopher J. Perry..........................................     32,710            42.7%
    231 South LaSalle Street
    Chicago, Illinois 60697
    Robert F. Perille.............................................     18,350            24.0%
    231 South LaSalle Street
    Chicago, Illinois 60697
    M. Ann O'Brien................................................     16,754            21.9%
    231 South LaSalle Street
    Chicago, Illinois 60697
    All directors and officers as a group
      (seven persons).............................................         --              --

     The following table sets forth certain information with respect to the beneficial ownership of Meadowvale Common Shares by: (i) each person who is the beneficial owner of more than five percent of the Meadowvale Common Shares, (ii) each director and executive officer and (iii) all directors or officers of Meadowvale as a group. See "TERMS AND CONDITIONS OF THE SHARE EXCHANGE
AGREEMENT -- Certain Relationships and Related Party Transactions" for a description of certain relationships among Meadowvale shareholders.

                                                                       SHARES         PERCENTAGE
                                                                    BENEFICIALLY     BENEFICIALLY
         NAME                                                         OWNED(1)          OWNED
         ----                                                      ------------     ------------
    Joan Phillippe................................................       778             25.9%
    11721 San Star Drive
    Indianapolis, Indiana 46256
    Joyce Greeno..................................................       778             25.9%
    1624 Sheldon Drive
    Clearwater, Florida 33546
    Donald Cheesman...............................................       666             22.2%
    22399 Pasture Lane
    Brooksville, Florida 34601
    David Cheesman................................................       182              6.1%
    1030 Oakdale Street
    Corona, California 91720
    Darla Mitchener...............................................       182              6.1%
    2822 North Fourth Street
    Terra Haute, Indiana
    Debbie Showalter..............................................       182              6.1%
    1800 Thornwood Court
    Troy, Ohio 45373
    Dawn Robertson................................................       182              6.1%
    Meadowvale Skilled Care Center
    1529 West Lancaster Street
    Bluffton, Indiana 46714
    All directors and officers as a group.........................     2,404             80.1%

           NATIONWIDE CARE, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     NCI generates revenues primarily from the following sources: nursing centers, assisted living and retirement centers, home health care services and management fees. Approximately 93.9% of NCI's revenues for fiscal 1994 were generated from the operation of nursing centers. Nursing center revenues include all room and board charges (including such charges related to Alzheimer's and subacute care patients) and rehabilitation and ancillary services charges at NCI's owned and leased centers. Revenues and profitability of nursing centers are affected in large part by statutes and regulations under Medicare and Medicaid as well as the reimbursement policies of insurance companies and other private payors. Of NCI's nursing center revenues for fiscal 1994, approximately 51.9% were generated by private pay and Medicare patients. The balance was Medicaid revenues. Approximately 14.7% of nursing center revenues for fiscal 1994 were generated by Indiana skilled care Medicaid patients (for whom NCI receives higher revenue per patient day than for Indiana intermediate care Medicaid patients).

     NCI's revenues vary among centers based on various factors, including the mix of beds licensed as skilled and/or intermediate care Medicaid, total capacity, occupancy rates, reimbursement methodologies and rates among the payor categories, the relative proportion of revenues represented by payor categories and the scope and utilization of NCI's rehabilitation and ancillary services. Although Medicare patients generate the highest revenue per patient day, profitability is not always increased due to the additional costs associated with providing the higher level of care required by such patients. In general, private pay sources are more profitable to NCI than governmental reimbursement sources. NCI generally derives a higher profit margin from rehabilitation and ancillary services than from basic nursing services.

     The long term care industry is undergoing significant changes as providers respond to cost containment, regulatory and other pressures. In recent years there have been, and NCI expects that there will continue to be, a number of federal and state proposals to limit Medicare and Medicaid reimbursement for long term health care services. In 1994, the state of Indiana promulgated a regulatory change that, effective August 1, 1994, reduced reimbursement rates for certain services provided to Medicaid patients.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of revenues represented by certain items in NCI's statements of operations. The percentages for fiscal 1993 include the results of (i) the Nationwide Entities for the full year; (ii) Royal Oaks Health Care and Rehabilitation Center from January 1, 1993 to September 30, 1993, (iii) the leasing of the Regency Centers from July 1, 1993 to September 30, 1993 and (iv) the nursing center operations of the Non-Controlled Entities from July 27, 1993 to September 30, 1993.

                                                           PERCENTAGE OF REVENUES
                                               -----------------------------------------------
                                                                                FIVE MONTHS
                                                         YEARS                     ENDED
                                                  ENDED SEPTEMBER 30,          FEBRUARY 28,
                                               -------------------------     -----------------
                                               1992      1993      1994      1994        1995
                                               -----     -----     -----     -----       -----
    Revenue, net.............................  100.0%    100.0%    100.0%    100.0%      100.0%
    Expenses:
      Health care services...................   65.6      69.4      74.9      75.0        75.8
      Selling, general and administrative....    6.4       6.5       4.9       4.4         5.4
      Leases and rental......................    3.1       4.0       5.9       6.0         5.7
      Depreciation and amortization..........    5.3       4.2       2.4       2.2         2.2
                                               -----     -----     -----     -----       -----
    Income from operations...................   19.6      15.9      11.9      12.4        10.9
    Interest expense, net....................    8.2       5.5       4.0       3.8         4.0
                                               -----     -----     -----     -----       -----
    Income before income taxes and
      extraordinary items....................   11.4%     10.4%      7.9%      8.6%        6.9%
                                               =====     =====     =====     =====       =====

Five Months Ended February 28, 1994 Compared to Five Months Ended February 28, 1995

     Revenues increased 8.7%, or $4.3 million, from $48.9 million in 1994 to $53.2 million in 1995. This increase was primarily attributable to an increase in nursing center revenues, which increased $3.4 million. The increase in nursing center revenues was attributable to an increase in total census days, certain patient rate increases (including the effect of an increasing proportion of patients requiring skilled care) and an increase in rehabilitation and ancillary services provided. Revenue also increased due to additional home health care services. These increases were partially offset by a decline in revenue due to lower Indiana Medicaid rates. The total of private pay, Medicare and Indiana skilled care Medicaid patient revenues as a percent of total nursing center revenues decreased from 66.8% in 1994 to 66.6% in 1995.

     Health care services expenses increased by 9.9%, or $3.6 million, from $36.7 million in 1994 to $40.3 million in 1995, due primarily to NCI's increasing proportion of higher acuity patients and the increased level of rehabilitation and ancillary services provided. Health care services expenses as a percent of revenues increased from 75.0% in 1994 to 75.8% in 1995.

     Selling, general and administrative expenses increased by 35.7% or $0.8 million, from $2.1 million in 1994 to $2.9 million in 1995, due primarily to staffing increases in connection with the addition of subacute care services. Selling, general and administrative expenses as a percent of revenues increased from 4.4% in 1994 to 5.4% in 1995.

     Leases and rental expenses increased by 2.1%, or $62,000, from $3.0 million in 1994 to $3.0 million in 1995, due primarily to ordinary lease rate increases. Leases and rental expenses as a percent of revenues decreased from 6.0% in 1994 to 5.7% in 1995.

     Depreciation and amortization expenses increased by 10.1%, or $0.1 million, from $1.1 million in 1994 to $1.2 million in 1995, due primarily to normal capital expenditures. Depreciation and amortization expenses as a percent of revenues remained constant at 2.2% from 1994 to 1995.

     Income from operations decreased 5.0%, or $0.3 million, from $6.1 million in 1994 to $5.8 million in 1995, as a result of the net negative impact of the factors noted above.

     Net interest expense increased 12.4%, or $0.2 million, from $1.9 million in 1994 to $2.1 million in 1995, due to an increase in outstanding indebtedness during 1995, principally with respect to a new term loan and because of rising interest rates based upon a commercial bank's Prime Rate. Net interest expense as a percent of revenues increased from 3.8% in 1994 to 4.0% in 1995.

     Income before income taxes and extraordinary items decreased 12.6%, or $0.5 million, from $4.2 million in 1994 to $3.7 million in 1995. Income before income taxes and extraordinary items as a percent of revenues decreased from 8.6% in 1994 to 6.9% in 1995, due primarily to the lower Indiana Medicaid rates.

Year Ended September 30, 1993 Compared to Year Ended September 30, 1994

     Revenues increased 82.5%, or $54.5 million, from $66.2 million in 1993 to $120.7 million in 1994. This increase was primarily attributable to an increase in nursing center revenues, which increased $55.2 million due to the inclusion in the 1994 amounts of the results of operations of 11 additional nursing centers (the "Additional Nursing Centers") as a result of (i) the acquisition of the Non-Controlled Entities in connection with the Reorganization, (ii) the Royal Oaks Acquisition, (iii) the leasing of the Regency Centers, (iv) patient rate increases (including the effect of the increasing proportion of patients requiring skilled care) and (v) an increase in rehabilitation and ancillary services provided. These increases were partially offset by a decrease in management fees and lease revenues due to the acquisition of the Non-Controlled Entities. The total of private pay, Medicare and Indiana skilled Medicaid patient revenues as a percent of total nursing center revenues decreased from 67.5% in 1993 to 66.6% in 1994.

     Health care services expenses increased by 96.9%, or $44.5 million, from $45.9 million in 1993 to $90.4 million in 1994. The increase in health care services expenses was primarily attributable to the Additional Nursing Centers and as a result of NCI's increasing proportion of higher acuity patients and the increased level of rehabilitation and ancillary services provided. Health care services expenses as a percent of revenues increased from 69.4% in 1993 to 74.9% in 1994 due primarily to wage increases and the higher level of rehabilitation and ancillary services provided.

     Selling, general and administrative expenses increased by 38.6% or $1.7 million, from $4.3 million in 1993 to $6.0 million in 1994, due primarily to staffing increases in connection with the Additional Nursing Centers, modest wage increases and costs associated with a failed initial public offering. Selling, general and administrative expenses as a percent of revenues decreased from 6.5% in 1993 to 4.9% in 1994.

     Leases and rental expenses increased by 165.3%, or $4.4 million, from $2.7 million in 1993 to $7.1 million in 1994, due primarily to the Additional Nursing Centers. Leases and rental expenses as a percent of revenues increased from 4.0% in 1993 to 5.9% in 1994, primarily as a result of the leases of the Regency Centers.

     Depreciation and amortization expenses increased by 7.6%, or $0.2 million, from $2.7 million in 1993 to $2.9 million in 1994, due primarily to the Additional Nursing Centers. Depreciation and amortization expenses as a percent of revenues decreased from 4.2% in 1993 to 2.4% in 1994.

     Income from operations increased 36.1%, or $3.8 million, from $10.5 million in 1993 to $14.3 million in 1994, due primarily to the Additional Nursing Centers and the increase in census days and rehabilitation and ancillary services provided at NCI's other centers.

     Net interest expense increased 30.2%, or $1.1 million, from $3.7 million in 1993 to $4.8 million in 1994, due primarily to an increase in outstanding indebtedness, principally with respect to a line of credit and the Senior Subordinated Notes. Net interest expense as a percent of revenues decreased from 5.5% in 1993 to 4.0% in 1994.

     Income before income taxes and extraordinary items increased 39.2%, or $2.7 million, from $6.9 million in 1993 to $9.6 million in 1994. Income before income taxes and extraordinary items as a percent of revenues decreased from 10.4% in 1993 to 7.9% in 1994, due primarily to the elimination of management fees and lease revenues due to the acquisition of the Non-Controlled Entities.

Year Ended September 30, 1992 Compared to Year Ended September 30, 1993

     Revenues increased 52.6%, or $22.8 million, from $43.3 million in 1992 to $66.1 million in 1993. This increase was primarily attributable to the Additional Nursing Centers, which accounted for $14.7 million of the increase. The remaining increase was attributable to an increase in total census days, patient rate increases (including the effect of an increasing proportion of patients requiring skilled care) and an increase in rehabilitation and ancillary services provided. These increases were partially offset by a decrease in management fees and lease revenues due to the acquisition of the Non-Controlled Entities. The total of private pay, Medicare and Indiana skilled care Medicaid patient revenues as a percent of total nursing center revenues increased from 65.2% in 1992 to 67.5% in 1993.

     Health care services expenses increased by 61.5%, or $17.5 million, from $28.4 million in 1992 to $45.9 million in 1993. The increase in health care services expenses was primarily attributable to the Additional Nursing Centers, which accounted for $11.3 million of the increase. Health care services expenses related to the operations of NCI's other centers increased, due primarily to NCI's increasing proportion of higher acuity patients and the increased level of rehabilitation and ancillary services provided. Health care services expenses as a percent of revenues increased from 65.6% in 1992 to 69.4% in 1993 due primarily to wage increases and the higher level of rehabilitation and ancillary services provided.

     Selling, general and administrative expenses increased by 55.2% or $1.5 million, from $2.8 million in 1992 to $4.3 million in 1993. This increase was due primarily to staffing increases in connection with the Additional Nursing Centers and modest wage increases. Selling, general and administrative expenses as a percent of revenues increased from 6.4% in 1992 to 6.5% in 1993.

     Leases and rental expenses increased by 97.4%, or $1.3 million, from $1.4 million in 1992 to $2.7 million in 1993, due primarily to the leases of the Regency Centers. Leases and rental expenses as a percent of revenues increased from 3.1% in 1992 to 4.0% in 1993.

     Depreciation and amortization expenses increased by 18.6%, or $0.4 million, from $2.3 million in 1992 to $2.7 million in 1993, due primarily to the Additional Nursing Centers. Depreciation and amortization expenses as a percent of revenues decreased from 5.3% in 1992 to 4.2% in 1993.

     Income from operations increased 24.0%, or $2.0 million, from $8.5 million in 1992 to $10.5 million in 1993, due primarily to the Additional Nursing Centers and the increase in total census days and rehabilitation and ancillary services provided at NCI's other centers.

     Net interest expense increased 3.6%, or $0.2 million, from $3.5 million in 1992 to $3.7 million in 1993, due primarily to an increase in outstanding indebtedness related to the operations of the Additional Nursing Centers. Net interest expense as a percent of revenues decreased from 8.2% in 1992 to 5.5% in 1993.

     Income before income taxes and extraordinary items increased 38.6%, or $1.9 million, from $5.0 million in 1992 to $6.9 million in 1993. Income before income taxes and extraordinary items as a percent of revenues decreased from 11.4% in 1992 to 10.4% in 1993, due primarily to the elimination of management fees and lease revenues due to the acquisition of the Non-Controlled Entities.

LIQUIDITY AND CAPITAL RESOURCES

     NCI has historically financed its operations and growth, including acquisitions, with cash flow from operations, issuance of the Senior Subordinated Notes and Redeemable Preferred Stock and borrowings under various credit facilities. Prior to the closing of the Share Exchange, NCI plans to finance its operations by continuing to utilize its cash flow from operations and borrowings under its current credit agreements. Capital expenditures in fiscal year 1992 and 1993 consisted primarily of computer system additions and upgrades, the remodeling of existing facilities and a 15-bed addition. Capital expenditures were $2.0 million in fiscal year 1992, $2.4 million in fiscal year 1993 and $8.3 million in fiscal year 1994. Capital expenditures in 1994 have been for the construction of a 200-bed nursing center on a site adjacent to its Royal Oaks Health Care and Rehabilitation Center ($3.5 million), additional subacute care units having a total of approximately 135 dedicated beds ($0.8 million), a 72-unit assisted living center to be named The Heritage at Wildwood and located adjacent to NCI's Wildwood Health Care Center ($1.9 million), a 15-bed addition to the Wildwood Health Care Center ($0.7 million) and normal capital expenditures in existing long-term health care centers ($1.4 million).

     Net cash provided by operations was $7.3 million, $5.9 million and $9.1 million in fiscal years 1992, 1993 and 1994, respectively. For the five months ended February 28, 1995, net cash provided by operations was $4.1 million. Accounts receivable (net of allowances) were $1.9 million, $9.1 million, $9.4 million and $10.5 million at September 30, 1992, 1993 and 1994 and February 28, 1995, respectively, and estimated settlements due from third party payors aggregated $0, $1.4 million, $2.3 million and $1.3 million at September 30, 1992, 1993 and 1994 and February 28, 1995, respectively. The number of days in accounts receivable and estimated settlements due from third party payors was approximately 22 days at September 30, 1992, 35 days at September 30, 1993 (based upon pro forma revenues of $110.9 million), 36 days at September 30, 1994 and 34 days at February 28, 1995.

     NCI has outstanding $25.7 million of Notes, which are collateralized by an irrevocable direct pay letter of credit issued by a commercial bank (the "Letter of Credit"). The Notes amortize over a 15-year period, with a final maturity in August 2008 and the interest rate resets every seven days. The effective interest rate on the Notes at February 28, 1995 was approximately 8.0%. NCI has negotiated a cap on its effective interest rate on the Notes at 9.0% through November 1996. NCI is required to deposit $950,000 on a semi-annual basis in a sinking fund to provide for periodic repayment of the Notes. The sinking fund payments commenced in February 1994.

     NCI also has outstanding two term loans in the amount of $9.4 million and $4.3 million, respectively. Both term loans bear interest at prime plus 0.75%, with the $9.5 million loan being amortized over 15 years and the $4.3 million loan being amortized over 10 years. Both loans mature in January 2000. Principal and interest payments began January 1995.

     NCI also has outstanding $12 million of its Senior Subordinated Notes and $3 million of Redeemable Preferred Stock. The Senior Subordinated Notes are payable in quarterly principal installments of $1.5 million beginning November 1998 with the final installment due in August 2000. The Senior Subordinated Notes bear interest at an annual rate of 12.5%. The Redeemable Preferred Stock has no coupon rate and is redeemable in eight equal quarterly installments of $375,000 commencing November 1998 and is mandatorily redeemable in certain circumstances. The Senior Subordinated Notes will be prepaid and the Redeemable Preferred Stock will be redeemed in connection with the Share Exchange.

     Credit agreements for NCI's outstanding loans contain certain covenants which, without the prior consent of the lenders, limit certain activities of NCI and its subsidiaries. Such covenants contain limitations relating to the merger or consolidation of NCI and its subsidiaries and NCI's and its subsidiaries' ability to secure indebtedness, make guarantees, grant security interests and declare dividends. In addition, NCI and certain subsidiaries must maintain certain minimum levels of tangible net worth, interest coverage and debt service coverage and must maintain certain liabilities to net worth and working capital ratios.

     Legislative and regulatory action has resulted in continuing change in the Medicare and Medicaid reimbursement programs which could have an adverse impact on NCI. The changes have limited, and are expected to continue to limit, payment increases under these programs. Also, the timing of payments made under the Medicare and Medicaid programs are subject to regulatory action and governmental budgetary constraints; in recent years, the time period between submission of claims and payment has increased. Additionally, implementation of NCI's strategy to expand specialty medical services to independent providers should reduce the impact of changes in the Medicare and Medicaid reimbursement programs on NCI as a whole. Within the statutory framework of the Medicare and Medicaid programs, there are substantial areas subject to administrative rulings and interpretations which may further affect payments made under those programs. Further, the federal and state governments may reduce the funds available under those programs in the future or require more stringent utilization and quality reviews of health care facilities.

SEASONALITY

     NCI's earnings generally fluctuate from quarter to quarter. This seasonality is related to a combination of factors which include the timing of Medicaid rate increases, seasonal census cycles and the number of calendar days in a given quarter.

NEW ACCOUNTING STANDARDS

     NCI does not offer any post-employment benefits or post-retirement benefits other than pensions. Accordingly, Statement of Financial Accounting Standards No. 112, "Employers Accounting for Post-Employment Benefits," and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," are not applicable to NCI.

IMPACT OF INFLATION

     The long term health care industry is labor intensive. Wages and other expenses increase more rapidly during periods of inflation and when shortages in the labor market occur. In addition, suppliers pass along rising costs in the form of higher prices. Increases in reimbursement rates under Medicare and Medicaid generally lag behind actual cost increases.

MEADOWVALE AND PEI BUSINESSES

     In connection with the Share Exchange, the outstanding Meadowvale Common Shares and PEI Common Shares will be exchanged for Hillhaven Common Shares. Meadowvale owns the Meadowvale Care Center, which is currently leased to NCI. As a result, the financial results of the Meadowvale are included in the results for NCI. PEI owns the Heritage at Hernando Assisted Living Center, which is currently managed by NCI. PEI's gross revenues represent less than 1% of the gross revenues of NCI. Separate financial statements for Meadowvale and PEI are included with this Prospectus/Information Statement. See "INDEX TO FINANCIAL STATEMENTS."

                          DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF HILLHAVEN CAPITAL STOCK

     The summary of the attributes of the Company's capital stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Amended and Restated Articles of Incorporation of Hillhaven (the "Hillhaven Articles") and the By-Laws of Hillhaven (the "Hillhaven By-Laws"), copies of which are exhibits to documents incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     Authorized Capital Stock

     Under the Hillhaven Articles, the total number of shares of all classes of stock that the Company has authority to issue is 85 million shares, of which 25 million are preferred stock, par value $0.15 per share (the "Hillhaven Preferred Stock"), and 60 million are shares of Common Stock.

     Common Stock

     Subject to the limitations provided pursuant to Sections 78.378 through
78.3793 (the "Control Shares Acquisition Statute") of the Private Corporation Law of the State of Nevada, the holders of Hillhaven Common Stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series or class of Preferred Stock, the holders of such shares will exclusively possess all voting power. The Hillhaven Articles do not provide for cumulative voting for the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock designated by the Board from time to time, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board, and upon liquidation will be entitled to receive all assets of Hillhaven available for distribution to such holders.

     Preferred Stock

     The Board of Directors of the Company is authorized to issue Preferred Stock, in one or more series or classes, and to fix for each such series or class such voting powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions, as are stated in the resolution or resolutions adopted by the Board providing for the issue of such series or class and as are permitted by Nevada law. The Board could issue preferred stock having terms which could discourage a takeover or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock.

     The Board of Directors has authorized the issuance of Series A Preferred Stock pursuant to a preferred stock purchase rights plan and Series B Convertible Preferred Stock in connection with a Performance Investment Plan. As of the date hereof, no shares of Series A or Series B Preferred Stock are outstanding.

     As of February 28, 1995, there were 35,000 shares of Series C Preferred Stock outstanding, all of which are owned by Tenet. The Series C Preferred Stock entitles the holder to receive a cash dividend of 8 1/4% per annum on the liquidation value thereof ($1,000 per share), payable quarterly, which dividend currently aggregates $2,887,500 per annum. The Series C Preferred Stock is redeemable at the option of the Company at any time, in whole or in part, at a price of $1,000 per share, plus accrued dividends. Certain of Hillhaven's credit agreements and debt instruments, however, restrict the ability of the Company to redeem the Series C Preferred Stock.

     As of February 28, 1995, there were 63,402 shares of Series D Preferred Stock outstanding, all of which are owned by Tenet. The Series D Preferred Stock entitles the holder to receive cumulative quarterly dividends at the annual rate of 6.5% on the liquidation value thereof ($1,000 per share), payable quarterly. Such dividends are payable in additional shares of Series D Preferred Stock in lieu of cash until the earlier to occur of (i) the sixth anniversary of the closing of the "Bank Financing" as defined in the Series D Preferred Stock certificate of designation, or (ii) three months after the stated maturity of the Bank Financing; thereafter, such dividends will be payable in cash. The Series D Preferred Stock is redeemable at the option of the Company at any time, in whole or in part, at a price of $1,000 per share, plus accrued dividends. Certain of Hillhaven's credit agreements and debt instruments restrict the ability of the Company to redeem the Series D Preferred Stock.

     Pre-Emptive Rights

     No holder of any stock of any class has any pre-emptive or preferential right to acquire or subscribe for any treasury or unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

     Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is Chemical Trust Company of California.

DESCRIPTION OF NCI CAPITAL STOCK

     The summary of the attributes of capital stock described below does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable law and the respective corporations' articles of incorporation and by-laws.

     The authorized capital stock of NCI consists of 48,000,000 shares of NCI Common Stock of which 7,431,460 are issued and outstanding; 2,000,000 shares of Nonvoting Common Stock, without par value (the "NCI Nonvoting Common Stock") of which 76,592 shares are issued and outstanding; and 2,000,000 shares of Preferred Stock, without par value (the "NCI Preferred Stock") of which 300,000 shares of Redeemable Preferred Stock (the "NCI Redeemable Preferred Stock") are issued and outstanding. NCI also has outstanding warrants to purchase 987,188 shares of NCI Nonvoting Common Stock (the "NCI Warrants"), which will be exercised prior to the closing of the Share Exchange.

     NCI Common Stock

     Each holder of NCI Common Stock is entitled to one vote for each share held on matters voted upon by Shareholders, subject to limitations discussed below. Holders of NCI Common Stock have no pre-emptive rights to acquire additional shares of NCI Common Stock which may be subsequently issued. Under Indiana law and pursuant to NCI's Amended and Restated Articles of Incorporation (the "NCI Articles"), the holders of the Common Stock possess exclusive voting power in NCI, and will continue to possess exclusive voting power unless a new class of Preferred Stock is issued and voting rights are granted to the holders thereof or unless the Articles are amended as provided therein and pursuant to Indiana law.

     Certain Business Combinations. The Articles require that certain business combinations between NCI (or any majority-owned subsidiary thereof) and a 10% or greater shareholder either (i) be approved by at least 80% of the total number of outstanding voting shares of NCI or (ii) either be approved by a majority of certain directors unaffiliated with such 10% or greater shareholder or involve consideration per share generally equal to the higher of (A) the highest amount paid by such 10% shareholder or its affiliates in acquiring any shares of the Common Stock or (B) the "Fair Market Value" (generally, the highest closing sale price of the Common Stock during the 30 days preceding the date of the announcement of the proposed business combination or on the date the 10% or greater shareholder became such, whichever is higher).

     NCI Nonvoting Common Stock

     Holders of the NCI Nonvoting Common Stock are entitled to the same rights and privileges and subject to the same limitations and restrictions as the holders of the NCI Common Stock, except that the holders of NCI Nonvoting Common Stock shall not be entitled to vote on any matter submitted to a vote of Shareholders of NCI, except as otherwise provided under Indiana law. Each share of NCI Nonvoting

Common Stock is convertible, at the option of the holder thereof subject to certain limitations, into one share of NCI Common Shares.

     NCI Warrants

     NCI Warrant holders receive NCI Nonvoting Common Stock upon the exercise of their NCI Warrants, but are entitled to convert each share of NCI Nonvoting Common Stock into one share of NCI Common Stock, provided that applicable law does not prohibit such holder's ownership of Common Stock. The NCI Warrants are exercisable at any time prior to expiration, which occurs on the later of (i) July 27, 2000, (ii) the day upon which the Senior Subordinated Notes are paid in full, and (iii) the day upon which the NCI Redeemable Preferred Stock is fully redeemed. The currently outstanding NCI Warrants give the holders the right to receive up to 987,188 shares of NCI's Nonvoting Common Stock, subject to certain antidilution provisions. The NCI Warrants will be exercised prior to the closing of the Share Exchange.

     NCI Preferred Stock

     The Board of Directors of Nationwide is authorized to issue additional shares of Preferred Stock in series and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. NCI Preferred Stock may rank prior to the NCI Common Stock and NCI Nonvoting Common Stock as to dividend rights, liquidation preferences or both, and may have full or limited voting rights. The holders of Preferred Stock will be entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.

     NCI Redeemable Preferred Stock

     The NCI Redeemable Preferred Stock has no coupon rate and is redeemable in eight equal quarterly installments of $375,000 commencing November 1998 and is mandatorily redeemable for $3.0 million in the event of an initial public offering, a change in control or an optional redemption of certain indebtedness of NCI. The NCI Redeemable Preferred Stock will be redeemed according to its terms, at the closing.

     Liquidation and Redemption

     In the event of liquidation or dissolution of NCI, the holders of the NCI Common Stock and NCI Nonvoting Common Stock are entitled to receive (after payment or provision for payment of all debts and liabilities of NCI) all assets of NCI available for distribution, in cash or in kind. The NCI Redeemable Preferred Stock is entitled to a priority in the event of liquidation or dissolution at the rate of $10.00 per share. If other classes of Preferred Stock are issued, the holders thereof may have priority over the holders of NCI Common Stock and NCI Nonvoting Common Stock in the event of liquidation or dissolution.

     Senior Subordinated Notes

     NCI has senior subordinated notes with outstanding principal in the amount of $12,000,000 (the "Senior Subordinated Notes"). The Senior Subordinated Notes are payable in quarterly principal installments of $1,500,000 beginning November 1998 with the final installment due in August 2000. The Senior Subordinated Notes bear interest at an annual rate of 12.5%. Pursuant to the Share Exchange Agreement, Hillhaven will repay the Senior Subordinated Notes at the closing of the Share Exchange.

DESCRIPTION OF MEADOWVALE CAPITAL STOCK

     The authorized capital stock of Meadowvale consists of 3,000 shares of Meadowvale common stock, without par value (the "Meadowvale Common Stock") of which 3,000 shares are issued and outstanding. Under Indiana law, each holder of Meadowvale Common Stock is entitled to one vote for each share held on matters voted upon by shareholders. Holders of Meadowvale Common Stock have no pre-emptive rights to acquire additional shares of Meadowvale Common Stock which may be subsequently issued. Under Indiana law and pursuant to Meadowvale's Amended and Restated Articles of Incorporation (the "Meadowvale

Articles"), the holders of Meadowvale Common Stock possess exclusive voting power in Meadowvale. Pursuant to Indiana law, in the event of liquidation or dissolution of Meadowvale, the holders of Meadowvale Common Stock are entitled to receive (after payment or provision for payment of all debts and liabilities of Meadowvale) all assets of Meadowvale available for distribution, in cash or in kind.

DESCRIPTION OF PEI CAPITAL STOCK

     The authorized capital stock of PEI consists of 10,000 shares of PEI common stock, without par value (the "PEI Common Stock"), of which 2,000 shares are issued and outstanding. Under Indiana law, each holder of PEI Common Stock is entitled to one vote for each share held on matters voted upon by Shareholders. Pursuant to the PEI Articles of Incorporation, holders of PEI Common Stock have pre-emptive rights to acquire additional shares of PEI Common Stock which may be subsequently issued. In the event of liquidation or dissolution of PEI, the holders of PEI Common Stock are entitled to receive (after payment or provision for payment of all debts and liabilities of PEI) all assets of PEI available for distribution, in cash or in kind.

                    PRINCIPAL DIFFERENCES BETWEEN HILLHAVEN
                      AND CORPORATE TARGETS' CAPITAL STOCK

GENERAL

     Upon consummation of the Share Exchange, the shareholders of the Corporate Targets will become shareholders of Hillhaven and their rights will be governed by the NGCL, the Hillhaven Articles and the Hillhaven By-Laws, which differ in certain material respects from the IBCL, the Amended and Restated Articles of Incorporation of NCI (the "NCI Articles"), the Amended and Restated By-Laws of NCI (the "NCI By-Laws") and the Articles of Incorporation and By-Laws of Meadowvale and PEI, respectively. Nevada is the jurisdiction of incorporation of Hillhaven and Indiana is the jurisdiction of incorporation of each Corporate Target.

     The following comparison of the IBCL and the Articles of Incorporation and By-Laws of each respective Corporate Target, on the one hand, and the NGCL and the Hillhaven Articles and the Hillhaven By-Laws, on the other, is not intended to be complete and is qualified in its entirety by reference to the Articles of Incorporation and By-Laws of each respective Corporate Target and the Hillhaven Articles and By-Laws. Copies of the Hillhaven Articles and Hillhaven By-Laws are available for inspection at the principal executive offices of Hillhaven, and copies will be sent to the holders of the Target Common Shares upon request. Copies of the Articles of Incorporation and By-Laws of each respective Corporate Target are available for inspection at the principal executive offices of the respective Corporate Target, and copies will be sent to holders of the Target Common Shares upon request. Reference is also directed to the discussion below respecting certain contractual arrangements affecting the sale, exchange or other disposition of the Share Exchange Consideration under the heading "TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT -- Agreement Among Corporate Target Shareholders."

BOARD OF DIRECTORS

     Both the IBCL and the NGCL provide that a corporation's board of directors shall consist of at least one member and that the authorized number of directors may be fixed in either the corporation's certificate of incorporation or articles of incorporation, as the case may be, or in the bylaws. The NCI Articles provide that the authorized number of directors constituting the NCI Board shall not be less than three nor more than fifteen, as specified from time to time by resolution adopted by a majority of the total number of directors. The NCI Board has fixed the number of directors at three. The Meadowvale Board adopted a bylaw providing that the Meadowvale Board shall consist of four members until changed by adoption of a bylaw fixing a different number of directors, but not less than three members. The By-Laws of PEI fix the number of directors at two members which may be changed from time to time by a resolution of the board of directors. The Hillhaven Articles provide that the authorized number of directors constituting the Hillhaven Board shall be not less than three nor more than twenty-one directors, as fixed from time to time exclusively by the Hillhaven Board pursuant to a resolution adopted by a majority of the total number of authorized directors. The Hillhaven Board has fixed the number of directors at eight directors.

     The NCI Articles provide that the NCI Board will be divided into three classes, and each class will generally serve for a term of three years. Each year the term of one class of directors expires, so it is only possible to elect one class of the NCI Board of Directors (or approximately one-third) in any one year. Neither Meadowvale nor PEI has a classified board of directors. The Hillhaven Articles provide that the Hillhaven Board will be divided into three classes, and each class will generally serve for a term of three years. Each year the term of one class of directors expires, so it is only possible to elect one class of the Hillhaven Board of Directors (or approximately one-third) in any one year.

     The classification provisions could have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Hillhaven, even though such an attempt might be beneficial to Hillhaven and its shareholders. The classification of the Board of Directors of Hillhaven could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of Hillhaven's stock by

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

purchasers whose objective is to take control of Hillhaven and remove a majority of the Board of Directors of Hillhaven, the classification of the Board of Directors could tend to reduce the likelihood of fluctuations in the market price of the Hillhaven Common Stock that might result from accumulations of large blocks of stock. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Hillhaven Common Stock at a higher market price than otherwise might be the case.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under the IBCL, any director or the entire board of directors generally may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. The NCI Articles provide that a director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of at least 80% of the shares eligible to vote generally in the election of directors and limits the causes for which a director may be removed. The Articles of Incorporation and By-Laws of Meadowvale and PEI, respectively, contain no special provisions regarding removal of directors. Under the NGCL and the Hillhaven Articles, any director may be removed from office upon the vote of shareholders representing not less than two-thirds of the outstanding voting stock of the corporation.

     The IBCL and NGCL generally provide that all vacancies on the board of directors, including vacancies caused by an increase in the number of authorized directors, may be filled by a majority of the remaining directors even if they are less than a quorum. The NCI Articles provide that all vacancies shall be filled only by the majority vote of those directors who were serving on September 30, 1992, or who were recommended for appointment or election by a majority of the directors on the board at the time of the director's appointment or election. The By-Laws of Meadowvale and PEI, respectively, provide that vacancies may be filled by a majority of the remaining directors, provided that the By-Laws of Meadowvale state that if the vacancy was caused by an increase in the number of directorships, the shareholders alone may fill the vacancy. The Hillhaven Articles provide that the Board of Directors shall fill all vacancies, however created, and the Hillhaven By-Laws provide that the affirmative vote of a majority of the remaining directors is required to fill such vacancies.

LIMITATION ON DIRECTORS' LIABILITY

     Both the IBCL and the NGCL provide that the liability of directors and officers may be limited by a provision in a corporation's articles. In accordance with the IBCL, the NCI Articles provide that a director, officer and certain other persons are not liable unless the person failed to act in good faith, with ordinary care and in a manner which the person reasonably believed in the corporation's best interest and such failure constituted willful misconduct or recklessness. Although the Articles of Incorporation of Meadowvale and PEI, respectively, do not contain any provision specifically limiting the liability of their directors or officers, the IBCL itself limits the liability of directors and officers in the same manner as set forth in the NCI Articles. As permitted under the NGCL, the Hillhaven Articles provide that no director or officer shall be personally liable to Hillhaven or its shareholders for damages for breach of fiduciary duty as a director or officer, except for liability for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of the law or for the unlawful payment of dividends.

INDEMNIFICATION

     Under the IBCL, a corporation must indemnify its officers, directors, employees or agents for expenses, judgments, or settlements, actually and reasonably incurred by them in connection with suits and other legal proceedings, if an individual is wholly successful in the defense of any proceeding to which he was a party because he was an officer or director of the corporation unless limited by the corporation's articles of incorporation. In addition, the IBCL permits, but does not require, indemnification against any liability if the individual acted in good faith and reasonably believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest and (ii) in all other cases, that his conduct was at least not opposed to its best interest. In the case of any criminal proceeding, the individual must either have had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful. The IBCL also permits a corporation to expand upon the statutory indemnification provisions through additional provisions in its articles of incorporation or bylaws, or through resolutions adopted by its board of directors or shareholders. In accordance with its authority, the NCI Articles provide for, among other things, mandatory indemnification in situations where the standards for permissive indemnification under the Indiana law are met. The Articles of Incorporation and By-Laws of Meadowvale do not contain special provisions as to indemnification rights of directors and officers and such indemnification will therefore be governed by the IBCL. The Articles of Incorporation of PEI mandate indemnification only if the director or officer is successful on the merits, and require the advancement of expenses. The PEI Articles of Incorporation contain no other special provisions dealing with indemnification, and therefore the provisions of the IBCL will otherwise govern.

     Under the NGCL, a corporation may, and in certain circumstances must, indemnify its officers, directors, employees or agents for expenses, judgments, or settlements, actually and reasonably incurred by them in connection with suits and other legal proceedings, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to criminal proceedings, had no reasonable cause to believe their conduct was unlawful. A corporation may adopt procedures for advancing expenses to directors and officers prior to final adjudication, as long as they undertake to repay the amounts advanced if it is ultimately determined that they were not entitled to be indemnified. While the Hillhaven Articles are silent as to indemnification, the Hillhaven By-Laws mandate indemnification and, pursuant to certain procedures, mandate advancement of expenses to the fullest extent permitted by the NGCL, unless the person seeking indemnification initiated the proceeding without approval of the Hillhaven Board.

RESTRICTIONS ON BUSINESS COMBINATIONS

     The IBCL contains provisions restricting the ability of a corporation to engage in business combinations with an interested shareholder for a five-year period following the date such shareholder became an interested shareholder, unless the combination complies with certain fair price provisions or unless the board of directors of the corporation approved of the interested shareholder's acquisition of shares. The IBCL defines an interested shareholder generally as a person who owns 10% or more of the outstanding shares of such corporation's voting stock. The NGCL contains substantially similar provisions except that a corporation is not permitted to engage in a business combination with any interested shareholder for a more limited three-year period following the date such shareholder became an interested shareholder.

     The NCI Articles contain provisions which further restrict business combinations with an interested shareholder, or unless certain continuing directors of NCI approve of the business combination, or with certain business combinations, unless the combination complies with certain fair price provisions. An interested shareholder is defined generally to include a person who owns 10% or more of the outstanding shares of NCI's voting stock. The Articles of Incorporation of Meadowvale and PEI do not contain any similar provision. The Hillhaven Articles contain provisions which prevent a related person from effecting or approving certain transactions unless certain continuing directors of Hillhaven approve of the transaction or the transaction is approved by two-thirds of the shareholders. A related person is defined generally to include a person who owns 5% or more of the outstanding shares of Hillhaven's voting stock.

RESTRICTIONS ON VOTING RIGHTS

     Both the IBCL and the NGCL contain control share acquisition provisions which provide that, except in certain limited exceptions such as mergers, any person or group of persons that acquires more than one-fifth of certain corporation's shares shall not have the right to vote those shares until voting rights have been conferred on the shares as provided in the respective statute. Under the IBCL, voting rights may be conferred by a resolution adopted by each voting group entitled to vote separately on the proposal and by a majority of the votes entitled to be cast, excluding "interested shares." Under the NGCL, voting rights may be conferred by a resolution adopted by a majority of votes entitled to be cast, excluding the shares held by an "interested shareholder," but the corporation's articles may require a different requirement. Under both the IBCL and the NGCL, the provisions of the control share acquisition statute do not apply if the issuing corporation's articles of incorporation or bylaws (under the NGCL in effect on the tenth day following acquisition of a controlling

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

interest by an acquiring person, and under the IBCL in effect prior to such acquisition) state that such provisions do not apply to the acquisition. Under the IBCL, if the control share acquisition statute does apply, and either the acquiring person fails to follow required procedures or the shareholders do not confer the right to vote, the issuing corporation may redeem the shares at the fair value of the shares as determined by the corporation. The shares may be redeemed at any time ending 60 days after the last acquisition of the shares. Under the NGCL in the same circumstances, the issuing corporation must redeem the shares at the average price paid for the shares and must call for redemption within thirty days of the event and redeem the shares within sixty days after the call for redemption. The Hillhaven Articles specifically make the control share acquisition statute applicable to any acquisition of such shares and increases the required shareholder vote from a majority vote of the shareholders to a two-thirds vote of the shareholders, excluding the shares held by any interested shareholder.

     Unless otherwise provided in the issuing corporation's articles of incorporation or bylaws (under the NGCL in effect on the tenth day following acquisition of a controlling interest by an acquiring person, and under the IBCL in effect prior to such acquisition), if the shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, any shareholder of the corporation who has not voted in favor of authorizing voting rights for the control shares is entitled to demand the corporation to purchase such shareholder's shares at fair value. Neither the Articles of Incorporation or By-Laws of any Corporate Target nor the Articles of Incorporation or By-Laws of Hillhaven presently contain any provision that would alter these statutory rights.

SHAREHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Under the IBCL, shareholders may take action without a meeting, without prior notice and without a vote if all of the shareholders entitled to vote on the action execute a written consent which is thereafter delivered to the corporation. Under the NGCL, unless otherwise provided in the articles of incorporation or the bylaws, shareholders may take action without a meeting, without prior notice and without a vote, upon the written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize the proposed action at a meeting at which all shares entitled to vote were present and voted. The Hillhaven Articles provide that all action required or permitted to be taken by the shareholders must be taken at an annual or special meeting of the shareholders except actions taken by unanimous written consent.

     The NCI Articles provide that special meetings of the shareholders may be called only by the Chairman of the Board or by the Board pursuant to a resolution adopted by a majority of the total number of directors. The By-Laws of Meadowvale provide that special meetings of the shareholders may be called by the President or any Vice President, by the Board or by shareholders holding not less than one-fourth of the outstanding voting shares. The By-Laws of PEI provide that special meetings of the shareholders may be called by the President, by the Board or by shareholders holding not less than one-fourth of the outstanding voting shares. The Hillhaven By-Laws provide that special meetings of shareholders may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors.

AMENDMENT OR REPEAL OF THE ARTICLES OF INCORPORATION AND BY-LAWS

     Under the IBCL and the NGCL, unless the articles of incorporation or bylaws otherwise provide, amendments to the articles of incorporation generally require the approval of the board or directors and approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if such amendments would adversely affect the shares of such class or series, a majority of the outstanding stock of such class or series would have to approve the amendment. The NCI Articles further require the vote of a least 80% of the outstanding shares to amend certain provisions of the NCI Articles (i.e., provisions relating to number, classification and removal of directors; amendment of the NCI By-Laws; call of special shareholder meeting; criteria for evaluating certain offers; certain business combinations; and amendments to provisions relating to the foregoing). There are no similar provisions in the Articles of Incorporation of Meadowvale or PEI. The Hillhaven Articles provide that a vote of two-thirds of all of the outstanding shares voting together as a single class, regardless of limitations on voting power or whether such shares have voting power, are required to amend or repeal certain provisions of the Articles of Incorporation or the By-Laws (i.e., provisions relating to number, classification and removal of directors; amendment of certain provisions of the By-Laws; call of special shareholder meeting; criteria for evaluating certain offers; certain business combinations; certain control share acquisitions and amendments to provisions relating to the foregoing).

     The Boards of Directors of NCI, Meadowvale and PEI have the exclusive power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the directors, except that the shareholders of PEI may also adopt bylaws. Subject to the provisions of the Hillhaven Articles and subject to by-laws adopted by the shareholders, the Hillhaven Board has the power to adopt, amend or repeal by-laws.

CUMULATIVE VOTING

     Under IBCL cumulative voting of stock applies only when so provided in the articles of incorporation or bylaws of a corporation. The Articles of Incorporation and By-Laws of NCI and PEI, respectively, do not provide for cumulative voting of stock. The Meadowvale By-Laws require the cumulative voting of stock. Under the NGCL, cumulative voting of stock applies only when so provided in the articles of incorporation of a corporation. The Hillhaven Articles specifically prohibit cumulative voting.

SHAREHOLDER VOTE FOR MERGERS OR SHARE EXCHANGES

     Except with respect to certain mergers between parent and subsidiary corporations, both the IBCL and the NGCL generally require the affirmative vote of a majority of the outstanding shares of the target and surviving corporations in a merger and of outstanding shares of the corporation whose shares are being acquired in a share exchange. Neither the IBCL nor the NGCL requires a shareholder vote of the corporation acquiring the shares in a share exchange.

APPRAISAL RIGHTS IN MERGERS OR SHARE EXCHANGES

     Both the IBCL and the NGCL provide that shareholders have the right, in some circumstances, to dissent from certain corporate reorganizations and to instead demand payment of the fair cash value of their shares. Unless a corporation's articles of incorporation provide otherwise, the NGCL does not provide for such rights of appraisal with respect to a merger or share exchange of a corporation, the shares of which are either listed on a national securities exchange or traded on NASDAQ or widely held (by more than 2,000 shareholders), if shareholders receive cash or shares of the surviving corporation or of such a listed, NASDAQ-traded or widely-held corporation. Like the IBCL, the NGCL does not provide appraisal rights to shareholders of the corporation acquiring the shares in a share exchange.

DIVIDENDS

     Under the IBCL and the NGCL, corporations may pay dividends or make other distributions with respect to its stock unless, after giving effect to the dividend or other distribution, either the corporation would not be able to pay its debts as they become due in the usual course of business or (except as otherwise specifically allowed by its articles of incorporation under the NGCL) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise under the IBCL) the amount that would be needed, if the corporation were to be dissolved at the time of the dividend or other distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of the holders of shares receiving the dividend or other distribution.

HILLHAVEN RIGHTS PLAN

     Hillhaven made a dividend distribution of one right (the "Rights") for each share of Hillhaven Common Stock outstanding on January 31, 1990 and authorized the issuance of additional Rights for Hillhaven Common Stock issued after that date. Hillhaven may redeem the Rights at $.01 per Right at any time until they become exercisable. With certain exceptions, the Rights become exercisable ten business days, which may be extended under certain conditions to twenty business days by the Hillhaven Board, after an investor (an "Acquiring Person") has (i) commenced a tender or exchange offer for 30% or more of the general voting power of Hillhaven stock or (ii) made or is the subject of a public announcement that the investor has

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

acquired 20% or more of the general voting power of Hillhaven stock. Upon the occurrence of such events, the Rights may be exchanged for one one hundredth of a share of Hillhaven's Series A Preferred Stock at an exercise price of $10.00 per share, subject to certain adjustments. The Right holder as such will have no rights as a shareholder of Hillhaven, including no right to vote or to receive dividends or distributions.

     The Series A Preferred Stock is non-redeemable and ranks junior in preference as to dividends and distributions of assets to all other classes or series of Preferred Stock, unless the terms thereof provided otherwise. Each share of Series A Preferred Stock will have a minimum preferential quarterly dividend rate of $5.00 per share but will be entitled to an aggregate of 100 times the cash and non-cash (payable in kind) dividends and distributions (other than dividends and distributions payable in Hillhaven Common Stock) declared on Hillhaven Common Stock. Each share of Series A Preferred Stock has a liquidation preference equal to the greater of $1,000 per share of 100 times the payment made per share on the Hillhaven Common Stock, plus the amount of accrued and unpaid dividends and distributions. Each share of Series A Preferred Stock will have 100 votes.

     In the event that, on or after the date the Rights become exercisable, Hillhaven is acquired or merged, or more than 50% of the assets or earning power of Hillhaven and its subsidiaries, taken as a whole, are sold, each Right holder, excluding those Rights owned by an Acquiring Person, will be entitled to purchase, for the then-current exercise price of each Right, common stock of the surviving company having a market value equal to two times the exercise price of each Right. In the event that, on or after the date the Rights become exercisable, Hillhaven is the survivor of a merger or other business combination, an Acquiring Person engages in certain self-dealing transactions, a person becomes the beneficial owner of 30% or more of the general voting power of Hillhaven stock, or certain events occur which cause an Acquiring Person's ownership interest being increased by more than 1%, then each Right holder, excluding Rights beneficially held by an Acquiring Person, will be entitled to purchase, for the then-current exercise price of each Right, that number of shares of Series A Preferred Stock having a market value equal to two times the exercise price of each Right.

     The Rights could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Hillhaven, even though such an attempt might be beneficial to Hillhaven and its shareholders. In addition, because the Rights may discourage accumulations of large blocks of Hillhaven Common Stock by purchasers whose objective is to take control of Hillhaven, the Rights could tend to reduce the likelihood of fluctuations in the market price of the Hillhaven Common Stock that might result from accumulations of large blocks of stock. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Hillhaven Common Stock at a higher market price than otherwise might be the case. No Corporate Target has a shareholder rights plan.

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

                       RESALES OF HILLHAVEN COMMON SHARES

     The Hillhaven Common Shares to be issued as the Share Exchange Consideration pursuant to the Share Exchange Agreement to the Shareholders have been registered under the Securities Act pursuant to the Registration Statement. As a result, unless the Shareholder is considered an "affiliate" of one of the Corporate Targets within the meaning of Rule 144 under the Securities Act promulgated by the SEC (an "Affiliate"), such Hillhaven Common Shares are freely tradeable.

     Hillhaven Common Shares acquired by Affiliates may be resold by those Affiliates pursuant to the provisions of Rule 145(d) under the Securities Act promulgated by the SEC, pursuant to this Prospectus/Information Statement or pursuant to an exemption from registration under the Securities Act. Shares sold pursuant to this Prospectus/Information Statement may be sold in transactions involving a broker which is a member of the NYSE. Sales through such brokers may be made by any method of trading authorized by the NYSE or any other stock exchange on which such stock may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this Prospectus/Information Statement, either as agents for others or as principals for their own accounts and reselling such shares pursuant to this Prospectus/Information Statement. In reoffering or reselling the Hillhaven Common Shares covered by this Prospectus/Information Statement, any Affiliate and any brokers/dealers who execute sales for an Affiliate may be considered to be statutory "underwriters" with the meaning of the Securities Act. The engagement of a broker for the reoffering or resale of any of the Hillhaven Common Shares covered by this Prospectus/Information Statement may be terminated at any time by either the Shareholder or the broker. Each of the NCI Shareholders has represented to the Company that they will be acting independently in making decisions with respect to the timing, manner and size of reoffering or resale.

     To ensure compliance with the Securities Act, pursuant to the terms of an "Affiliate Letter" each Affiliate will agree to make any sales or distributions of Hillhaven Common Shares only (i) in conformity with the provisions of Rule 145(d) of the Securities Act, (ii) pursuant to an effective registration statement under the Securities Act or (iii) pursuant to an exemption from registration under the Securities Act. In general, Rule 145(d) restricts sales of Hillhaven Common Shares during the two-year period after the Effective Time of the Share Exchange, and permits sales, while Hillhaven is subject to the requirements to file, and is filing, periodic reports under Section 13 or 15(d) of the Exchange Act, only in brokers' transactions or transactions directly with a market maker where the aggregate number of shares sold at any time together with all sales of restricted Hillhaven securities sold from the account of the Affiliate during the preceding three-month period does not exceed the greater of
(i) one percent of the outstanding Hillhaven Common Shares, or (ii) the average weekly trading volume of Hillhaven Common Stock on all national securities exchanges during any four-week period preceding any such sale. In addition, Hillhaven has agreed pursuant to the "Affiliate Letter" to have legends placed on the Hillhaven Common Shares issued as the Share Exchange Consideration to that effect and to use its best efforts to file, in a timely manner, all reports with the SEC necessary for the current public information requirement of Rule 144 under the Securities Act to be satisfied.

     In addition, pursuant to the terms of a "Pooling Letter," each of the Shareholders has agreed that in order for the Share Exchange to qualify for a pooling-of-interests accounting treatment under GAAP, the Shareholders may sell the Hillhaven Common Shares only in accordance with certain restrictions. These restrictions on the sale of Hillhaven Common Shares prohibit any sales by Shareholders that would cause the criteria for pooling-of-interest accounting treatment to be violated and include a period, beginning on the Effective Time of the Share Exchange and ending at such time as financial results covering at least 30 days of post-Share Exchange combined operations have been published, where no sales or other disposition of the Hillhaven Common Shares may be made. Pursuant to the terms of the Share Exchange Agreement, Hillhaven has agreed to publish the financial results of the combined operations of Hillhaven and the Nationwide Entities, covering at least 30 days of such combined operations, no later than the last to occur of (a) 60 days following the end of the month in which the Closing occurs or (b) 10 days following delivery of such financial information with respect to the operations previously owned by the Nationwide Entities as Hillhaven considers reasonably necessary to prepare such combined financial results. See "TERMS AND CONDITIONS OF THE SHARE EXCHANGE
AGREEMENT -- Certain Covenants."

     Additionally, to preserve the proposed tax-free status of the Share Exchange and in order to ensure that the continuity of shareholder interest requirements related thereto, and set forth in Treasury Regulation sec. 1.368-1(b), will be satisfied with respect to the Share Exchange, each Shareholder will enter into a Shareholders' Agreement pursuant to which each Shareholder shall severally represent, warrant and covenant to the other Shareholders that he, she or it has no present plan, intention or arrangement to sell, exchange or otherwise dispose of a number of the Hillhaven Common Shares received as Share Exchange Consideration that would reduce such person's ownership of such Hillhaven Common Shares to a number having a value, determined at the Effective Time, of less than 50% of the value of Corporate Target stock held by such person immediately before the Share Exchange. Further, pursuant to the Shareholders' Agreement, a Shareholder may sell, exchange or otherwise dispose of any of the Hillhaven Common Shares received as Share Exchange Consideration provided such disposition would not reduce the fair market value of the Hillhaven Common Shares, determined as of the Effective Time, retained by such Shareholder to an amount less than 50% of the fair market value of the Corporate Target stock held by such Shareholder immediately before the Share Exchange. A Shareholder may not sell more than 50% of such Shareholder's Hillhaven Common Shares within the two-year period immediately following the Effective Time unless: (a) such Shareholder obtains and delivers to the Representative, an unqualified opinion of counsel (from counsel reasonably acceptable to the Representative, and in a form acceptable to the Representative) to the effect that such sale, exchange or disposition would not adversely affect the tax-free status of the Share Exchange; and (ii) the Representative and the Phillippes, jointly consent in writing to such sale, exchange or disposition. The Phillippes shall use reasonable efforts to reply to a request for a disposition of shares pursuant to clause (b) above within 30 days of receipt of a written notice of a Shareholder's request to sell shares pursuant to such clause.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Richard P. Adcock, Senior Vice President, Secretary and General Counsel of the Company. As to matters governed by the laws of the state of Nevada, the Company's General Counsel will rely on Woodburn and Wedge, Reno, Nevada.

     As of February 28, 1995, Mr. Adcock owned 35,789 shares of the Company's Common Stock. In addition, Mr. Adcock held options to purchase an additional 3,340 shares of the Company's Common Stock pursuant to the 1990 Stock Incentive Plan and options to purchase an aggregate of 184,590 shares of the Company's Common Stock pursuant to the Performance Investment Plan. Mr. Adcock also has an interest in 92,576 Performance Shares (reflects 100% of the target award) awarded under the 1990 Stock Incentive Plan, which he is eligible to receive as follows: (a) with respect to the three-year period ending March 31, 1995, 2,576 shares, and (b) with respect to each of the five fiscal years ending May 31, 1996 to 2000, 18,000 shares per year.

                                    EXPERTS

     The consolidated financial statements and schedules of The Hillhaven Corporation and its subsidiaries as of May 31, 1994 and 1993, and for each of the three years in the period ended May 31, 1994, in the Company's annual report on Form 10-K, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP covering the May 31, 1994, consolidated financial statements refers to a change in the method of providing income taxes by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

     The discussions included under the heading "TERMS AND CONDITIONS OF THE SHARE EXCHANGE AGREEMENT -- Certain Federal Income Tax Consequences" were prepared for the Company by KPMG Peat Marwick LLP and have been included herein upon the authority of said firm as experts in tax accounting.

     The financial statements of Nationwide Care, Inc. as of September 30, 1993 and 1994, and for each of the three years in the period ended September 30, 1994, appearing in this Prospectus/Information Statement and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Condensed Combined Financial Statements give effect to the business combination as if the Share Exchange had been consummated, with respect to the statements of operations, at the beginning of each of the periods presented, or, with respect to the balance sheet, as of February 28, 1995. The business combination will be accounted for as a pooling of interests.

     The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to present the financial position or results of operations of the Company had the business combination taken place on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The information presented does not include certain cost savings that management believes may be realized following the Share Exchange, currently estimated to be approximately $4 million annually beginning in fiscal 1996 (before any severance or other costs of implementing efficiencies). These savings are expected to be realized primarily through the elimination of duplicative corporate overhead and reduced expense due to the incorporation of the Nationwide Entities into the Company's group purchasing and workers compensation programs. There can be no assurance as to the amount of cost savings, if any, that may be realized as a result of the transactions contemplated by the Share Exchange Agreement.

     The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the separate historical financial statements and notes thereto appearing elsewhere in this Prospectus/Information Statement or incorporated in this Prospectus/Information Statement by reference. See "BACKGROUND OF AND REASONS FOR THE SHARE EXCHANGE," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SELECTED FINANCIAL DATA" and "NATIONWIDE CARE, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     The Company reports its financial information on the basis of a May 31 fiscal year. NCI and the other entities which comprise the Nationwide Entities report their financial information on the basis of a September 30 year-end. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the Company's balance sheet with the Nationwide Entities' balance sheets as of February 28, 1995. The Unaudited Pro Forma Condensed Combined Statements of Operations combine the Company's Consolidated Statements of Operations for each of the fiscal years ended May 31, 1994, 1993 and 1992 with the Nationwide Entities' Consolidated Statements of Operations for each of the fiscal years ended September 30, 1994, 1993 and 1992. The Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended February 28, 1995 and 1994 combine the Consolidated Statements of Operations of the Company and the Nationwide Entities for these same nine-month periods.

     On October 31, 1994, the Company acquired CPS Pharmaceutical Services, Inc.
(CPS) and Advanced Infusion Systems, Inc. (AIS) in a business combination accounted for as a pooling of interests and, accordingly, the Company's results of operations have been restated to include the operations of CPS and AIS for all periods presented. CPS and AIS, which provide diversified pharmaceutical and infusion services through locations in Northern California, became part of the Company's Medisave Pharmacies subsidiary through the exchange of 1,262,062 shares of the Company's common stock valued at approximately $29 million.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                    AS OF FEBRUARY 28, 1995
                                    ----------------------------------------------------------------------------------------
                                                                                                  PRO FORMA       PRO FORMA
                                    HILLHAVEN       NCI      PEI     MEADOWVALE    SHANGRI-LA    ADJUSTMENTS       COMBINED
                                    ----------    -------    ----    ----------    ----------    -----------      ----------
ASSETS
Current assets:
  Cash and cash equivalents.......  $   48,965    $ 8,088    $ 43      $   --        $   11        $(3,000)(b)    $   54,107
  Accounts and notes receivable,
    net...........................     164,713     11,956      --          --            --           (151)(a)       176,518
Other current assets..............      51,012      1,774       5         151            --             --            52,942
                                    ----------    -------    ----      ------        ------        -------        ----------
        Total current assets......     264,690     21,818      48         151            11         (3,151)          283,567
Long-term notes receivable, net...      85,365         --      --          --            --             --            85,365
Property and equipment, net.......     811,559     51,184     752          --         1,328             --           864,823
Intangible assets, net............      29,096      6,863      13          --            30           (449)(b)        35,553
Other non-current assets..........      42,872      3,494      42       1,396            --         (1,361)(a)        46,443
                                    ----------    -------    ----      ------        ------        -------        ----------
        Total assets..............  $1,233,582    $83,359    $855      $1,547        $1,369        $(4,961)       $1,315,751
                                    ==========    =======    ====      ======        ======        =======        ==========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Current portion of long-term....  $   38,765    $ 3,755    $ 16      $  457        $  130        $  (150)(a)    $   42,973
  Accounts payable................      58,944      3,912      34          --            35             --            62,925
Other current liabilities.........     105,055      6,896      97          --           313           (274)(a)       112,087
                                    ----------    -------    ----      ------        ------        -------        ----------
        Total current
          liabilities.............     202,764     14,563     147         457           478           (424)          217,985
Long-term debt....................     589,619     48,163     487          --         2,112         (1,088)(a)
                                                                                                     3,679 (b)
                                                                                                     4,500 (c)       647,472
Other long-term liabilities.......      36,511      4,904      --          --           400             --            41,815
Stock warrants....................          --      5,918      --          --            --         (5,918)(b)            --
Redeemable preferred stock........          --      1,343      --          --            --         (1,343)(b)            --
Shareholders' equity:
  Series C Preferred Stock........           5         --      --          --            --             --                 5
  Series D Preferred Stock........          10         --      --          --            --             --                10
  Common Stock....................      24,618      3,990      --         200            --         13,298 (b)
                                                                                                   (13,738)(c)        28,368
  Additional paid-in capital......     421,772         --     210          --            --         13,738 (c)       435,720
  Retained earnings (deficit).....      49,718      4,478      11         890        (1,621)       (13,165)(b)
                                                                                                    (4,500)(c)        35,811
  Unearned compensation...........      (3,587)        --      --          --            --             --            (3,587)
  Shares held in trust............     (87,848)        --      --          --            --             --           (87,848)
                                    ----------    -------    ----      ------       -------        -------        ----------
        Net shareholders'
          equity..................     404,688      8,468     221       1,090        (1,621)        (4,367)          408,479
                                    ----------    -------    ----      ------       -------        -------        ----------
        Total liabilities and
          shareholders' equity....  $1,233,582    $83,359    $855      $1,547       $ 1,369        $(4,961)       $1,315,751
                                    ==========    =======    ====      ======       =======        =======        ==========
Common shares outstanding,
  excluding 4,180 shares held in
  trust...........................      28,645                                                       5,000 (c)        33,645
Book value per common share.......  $    14.13                                                                    $    12.14

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1995
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                                    PRO FORMA      PRO FORMA
                                       HILLHAVEN          NCI     PEI    MEADOWVALE   SHANGRI-LA   ADJUSTMENTS      COMBINED
                                       ----------       -------   ----   ----------   ----------   -----------     ----------
Net revenues.........................  $1,177,640       $94,179   $858      $108         $285         $(151)(a)    $1,272,919
Expenses:
  Operating and administrative.......     999,460        77,236    685         1           --           (43)(a)     1,077,339
  Interest...........................      36,664         3,768     36        34          159          (108)(a)        40,553
  Depreciation and amortization......      42,646         2,325     23        --          109            --            45,103
  Rent...............................      40,648         5,409     --        37           --            --            46,094
                                       ----------       -------   ----      ----         ----         ------       ----------
         Total expenses..............   1,119,418        88,738    744        72          268          (151)        1,209,089
                                       ----------       -------   ----      ----         ----         ------       ----------
Income before income taxes and
  extraordinary charges..............      58,222         5,441    114        36           17            --            63,830
Income tax expense...................     (19,248)       (2,698)    --        --           --            --           (21,946)
                                       ----------       -------   ----      ----         ----         ------       ----------
Income before extraordinary
  charges............................  $   38,974 (d)   $ 2,743   $114      $ 36         $ 17         $  --        $   41,884
                                       ==========       =======   ====      ====         ====         ======       ==========
Income before extraordinary charges
  per share..........................  $     1.07                                                                  $     1.01
Weighted average common shares and
  equivalents outstanding:...........      36,800                                                      5,000 (c)        41,800

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1994
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                                   PRO FORMA     PRO FORMA
                                     HILLHAVEN         NCI       PEI    MEADOWVALE   SHANGRI-LA   ADJUSTMENTS     COMBINED
                                     ----------      -------    -----   ----------   ----------   -----------    ----------
Net revenues.......................  $1,107,155      $79,415    $ 677      $119         $284         $(154)(a)   $1,187,496
Expenses:
  Operating and administrative.....     938,732       61,694      751         1            1           (35)(a)    1,001,144
  Interest.........................      41,677        3,332       35        34          168          (119)(a)       45,127
  Depreciation and amortization....      40,738        1,982       26        --          110            --           42,856
  Rent.............................      41,829        4,738       --        30           --            --           46,597
  Restructuring....................     (20,225)          --       --        --           --            --          (20,225)
                                     ----------      -------    -----      ----         ----         -----       ----------
Net expenses.......................   1,042,751       71,746      812        65          279          (154)       1,115,499
                                     ----------      -------    -----      ----         ----         -----       ----------
Income (loss) before income taxes
  and extraordinary charges........      64,404        7,669     (135)       54            5            --           71,997
Income tax expense.................     (18,165)      (3,759)      --        --           --            --          (21,924)
                                     ----------      -------    -----      ----         ----         -----       ----------
Income (loss) before extraordinary
  charges..........................  $   46,239 (d)  $ 3,910    $(135)     $ 54         $  5         $  --       $   50,073
                                     ==========      =======    =====      ====         ====         =====       ==========
Income before extraordinary charges
  per share, fully-diluted.........  $     1.34                                                                  $     1.26
Weighted average common shares and
  equivalents outstanding,
  fully-diluted....................      33,831                                                      5,000 (c)        38,831

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                            YEAR ENDED MAY 31, 1994
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                   HILLHAVEN            NCI               PEI           MEADOWVALE       SHANGRI-LA
                   YEAR ENDED        YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED      PRO FORMA     PRO FORMA
                  MAY 31, 1994     SEPT. 30, 1994    SEPT. 30, 1994   SEPT. 30, 1994   SEPT. 30, 1994   ADJUSTMENTS     COMBINED
                  ------------     --------------    --------------   --------------   --------------   -----------    ----------
Net revenues....   $1,484,825         $120,724           $1,073            $153             $385          $(207)(a)    $1,606,953
Expenses:
  Operating and
    administrative  1,255,332          96,355               989               2                1            (54)(a)     1,352,625
  Interest......       56,178           4,778                41              46              216           (153)(a)        61,106
  Depreciation
    and
    amortization...    54,395            2,947               42              --              149             --            57,533
  Rent..........       56,280            7,085               --              46               --             --            63,411
  Restructuring...    (20,225)              --               --              --               --             --           (20,225)
                   ----------          -------           ------            ----             ----         ------        ----------
Net expenses....    1,401,960          111,165            1,072              94              366           (207)        1,514,450
                   ----------          -------           ------            ----             ----         ------        ----------
Income before
  income taxes
  and
  extraordinary
  charges.......       82,865            9,559                1              59               19             --            92,503
Income tax
  expense.......      (23,385)          (4,600)              --              --               --             --           (27,985)
                   ----------          -------           ------            ----             ----          ------        ----------
Income before
  extraordinary
  charges.......   $   59,480 (d)     $  4,959           $    1            $ 59             $ 19          $  --        $   64,518
                   ==========         ========           ======            ====             ====          ======       ==========
Income before
  extraordinary
  charges per
  share,
  fully-diluted..  $     1.71                                                                                          $     1.62
Weighted average
  common shares
  and
  equivalents
  outstanding,
  fully-diluted...     34,326                                                                              5,000 (c)       39,326
                   ==========                                                                              =====       ==========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                            YEAR ENDED MAY 31, 1993
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                              PEI
                                               NCI         11 MONTHS     MEADOWVALE     SHANGRI-LA
                           HILLHAVEN        YEAR ENDED       ENDED       YEAR ENDED     YEAR ENDED
                           YEAR ENDED       SEPT. 30,      SEPT. 30,     SEPT. 30,      SEPT. 30,       PRO FORMA      PRO FORMA
                          MAY 31, 1993         1993          1993           1993           1993        ADJUSTMENTS      COMBINED
                          ------------      ----------     ---------     ----------     ----------     -----------     ----------
Net revenues............   $1,394,472        $ 66,161        $ 658          $166           $372          $  (200)(a)   $1,461,629
Expenses:
  Operating and
    administrative......    1,180,974          50,214          654             2              2              (34)(a)   1,231,812
  Interest..............       63,600           3,669           35            46            228             (166)(a)      67,412
  Depreciation and
    amortization........       53,651           2,738           32            --            149               --          56,570
  Rent..................       56,687           2,671           --            35             --               --          59,393
  Restructuring.........        5,769              --           --            --             --               --           5,769
                          ------------      ----------     ---------       -----          -----        -----------     ----------
        Total
          expenses......    1,360,681          59,292          721            83            379             (200)      1,420,956
                          ------------      ----------     ---------       -----          -----        -----------     ----------
Income (loss) before
  income taxes and
  extraordinary
  charges...............       33,791           6,869          (63)           83             (7)              --          40,673
Income tax (expense)
  benefit...............        7,116          (1,744)          --            --             --               --           5,372
                          ------------      ----------     ---------       -----          -----        -----------     ----------
Income (loss) before
  extraordinary charges
  and cumulative effect
  of accounting
  change................   $   40,907(d)(f)  $  5,125(e)     $ (63)         $ 83           $ (7)         $    --       $  46,045
                          ============      ==========     =========     ===========    ==========     ===========     ==========
Income before
  extraordinary charges
  and cumulative effect
  of accounting change
  per share, primary....   $     1.58                                                                                  $    1.49
Weighted average common
  shares and equivalents
  outstanding,
  primary...............       24,394                                                                    $ 5,000(c)       29,394

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                            YEAR ENDED MAY 31, 1992
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                            HILLHAVEN          NCI       MEADOWVALE   SHANGRI-LA
                                            YEAR ENDED     YEAR ENDED    YEAR ENDED   YEAR ENDED
                                             MAY 31,        SEPT. 30,    SEPT. 30,    SEPT. 30,     PRO FORMA      PRO FORMA
                                               1992           1992          1992         1992      ADJUSTMENTS      COMBINED
                                            ----------     -----------   ----------   ----------   -----------     ----------
Net revenues..............................  $1,330,007       $43,348        $179         $359           (179)(a)   $1,373,714
Expenses:
  Operating and administrative............   1,144,390        31,192           4           21             --        1,175,607
  Interest................................      56,863         3,540          46          243           (179)(a)       60,513
  Depreciation and amortization...........      46,698         2,308          --          154             --           49,160
  Rent....................................      71,665         1,353          26           --             --           73,044
  Restructuring...........................      92,529            --          --           --             --           92,529
  Adjustment to carrying value of
    properties previously reported as
    discontinued operations...............      20,736            --          --           --             --           20,736
                                            ----------     -----------     -----        -----      -----------     ----------
         Total expenses...................   1,432,881        38,393          76          418           (179)       1,471,589
                                            ----------     -----------     -----        -----      -----------     ----------
Income (loss) from operations.............    (102,874)        4,955         103          (59)            --          (97,875)
Income tax expense........................        (543)         (380)         --           --             --             (923)
                                            ----------     -----------     -----        -----      -----------     ----------
Income (loss) before reinstatement of
  discontinued operations and
  extraordinary items.....................    (103,417)        4,575         103          (59)            --          (98,798)
Reinstatement of discontinued
  operations..............................      24,743            --          --           --             --           24,743
                                            ----------     -----------     -----        -----      -----------     ----------
Income (loss) before extraordinary
  items...................................  $  (78,674)      $ 4,575(g)     $103         $(59)       $    --       $  (74,055)
                                            ==========     ==========    ===========  ==========   ===========     ==========
Loss before extraordinary items per share,
  primary.................................  $    (3.63)                                                            $    (2.79)
Weighted average common shares and
  equivalents outstanding, primary........      22,073                                                 5,000(c)        27,073

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The pro forma results do not purport to present the financial position or results of operations of the Company had the business combination taken place on the dates specified, nor are they necessarily indicative of the financial position or the results of operations that may be achieved in the future. The Unaudited Pro Forma Condensed Combined Financial Statements have been prepared under the assumptions set forth in the following notes.

     The October 1994 acquisition of CPS and AIS was recorded as a pooling of interests and, accordingly, the Company's results of operations have been restated to include the operations of CPS and AIS for all periods presented. The weighted average number of shares outstanding has been restated for all periods presented to include the 1,262,062 shares issued in connection with the business combination.

     The Unaudited Pro Forma Condensed Combined Statements of Operations do not include nonrecurring merger expenses. It is anticipated that approximately $4.5 million will be expensed as incurred in connection with the Share Exchange.

     The Unaudited Pro Forma Condensed Combined Statements of Operations do not give effect to any cost savings which may be realized following the Share Exchange, estimated by the Company's management to be approximately $4 million annually beginning in fiscal 1996 (before any severance or other costs of implementing such efficiencies). The anticipated savings are based on estimates and assumptions made by the Company that are inherently uncertain, although considered reasonable by the Company, and are subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of management. There can be no assurance that such savings, if any, will be achieved.

     The following adjustments have been made to give pro forma effect to the Share Exchange:

          (a) To eliminate management fees and capital lease transactions between the Nationwide Entities.

          (b) To record (i) the redemption of redeemable preferred stock for $3.0 million cash, (ii) the redemption of the Senior Subordinated Notes for $12.0 million, including the write-off of $3.7 million of unamortized discount, financed by borrowings, (iii) the write-off of related deferred financing charges amounting to $449,000, (iv) the $7.4 million adjustment to the fair market value of the stock warrants based on the Share Exchange, and (v) the exercise of the stock warrants.

          (c) To record the business combination under pooling of interests accounting and reflect Hillhaven Common Shares to be issued in connection with the Share Exchange.

          (d) Does not reflect the extraordinary loss on early extinguishment of Hillhaven debt.

          (e) Does not reflect the extraordinary loss on early extinguishment of Nationwide debt.

          (f) Does not reflect the cumulative effect of Hillhaven's change in the method of accounting for income taxes.

          (g) Does not reflect Nationwide's extraordinary tax benefit from utilization of net operating loss carryforwards.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
NATIONWIDE CARE, INC. FINANCIAL STATEMENTS
Report of Independent Auditors........................................................  F-2
Balance Sheets as of September 30, 1993 and 1994 and February 28, 1995 (unaudited)....  F-3
Statements of Income for the years ended September 30, 1992, 1993 and 1994 and the five months ended February 28, 1994 and 1995 (unaudited)............................  F-4
Statements of Other Shareholders' and Partners' Equity (deficit) for the years ended
  September 30, 1992, 1993 and 1994 and the five months ended February 28, 1995
  (unaudited).........................................................................  F-5
Statements of Cash Flows for the years ended September 30, 1992, 1993 and 1994 and the five months ended February 28, 1994 and 1995 (unaudited)............................  F-6
Notes to Financial Statements.........................................................  F-7

PHILLIPPE ENTERPRISES, INC. (D/B/A HERITAGE AT HERNANDO) FINANCIAL STATEMENTS
  (unaudited)
Balance Sheets as of September 30, 1993 and 1994 and February 28, 1995................  F-16
Statements of Operations and Retained Earnings (Deficit) for the eleven months ended
  September 30, 1993, the year ended September 30, 1994 and the five months ended
  February 28, 1994 and 1995..........................................................  F-17
Statements of Cash Flows for the eleven months ended September 30, 1993, the year ended September 30, 1994 and the five months ended February 28, 1994 and 1995.......  F-18
Notes to Financial Statements.........................................................  F-19

MEADOWVALE SKILLED CARE CENTER, INC. FINANCIAL STATEMENTS (unaudited)
Balance Sheets as of September 30, 1993 and 1994 and February 28, 1995................  F-21
Statements of Income and Retained Earnings for the years ended September 30, 1992,
  1993 and 1994 and the five months ended February 28, 1994 and 1995..................  F-22
Statements of Cash Flows for the years ended September 30, 1992, 1993 and 1994 and the five months ended February 28, 1994 and 1995........................................  F-23
Notes to Financial Statements.........................................................  F-24

SHANGRI-LA GENERAL PARTNERSHIP FINANCIAL STATEMENTS (unaudited)
Balance Sheets as of September 30, 1993 and 1994 and February 28, 1995................  F-26
Statements of Income (Loss) and Partners' Deficit for the years ended September 30,
  1992, 1993 and 1994 and the five months ended February 28, 1994 and 1995............  F-27
Statements of Cash Flows for the years ended September 30, 1992, 1993 and 1994 and the five months ended February 28, 1994 and 1995........................................  F-28
Notes to Financial Statements.........................................................  F-29

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Nationwide Care, Inc.

     We have audited the accompanying balance sheets of Nationwide Care, Inc. as of September 30, 1993 and 1994 and the related statements of income, other shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Care, Inc. at September 30, 1993 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Indianapolis, Indiana
November 10, 1994, except for Note 9
as to which the date is February 27, 1995

                             NATIONWIDE CARE, INC.

                                 BALANCE SHEETS

                                                             SEPTEMBER 30
                                                      ---------------------------     FEBRUARY 28
                                                         1993            1994            1995
                                                      -----------     -----------     -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $ 2,023,930     $ 2,596,829     $ 8,088,064
  Accounts receivable (less allowances of $126,000,
     $365,000 and $442,000).........................    9,116,021       9,442,263      10,479,081
  Third-party settlements...........................    1,360,000       2,322,000       1,278,000
  Management fees receivable........................      246,285         218,058         198,629
  Deferred income taxes.............................    1,052,000         700,000         700,000
  Prepaid expenses..................................    1,587,828       1,537,631         790,933
  Other current assets..............................      307,654         361,826         283,215
                                                      -----------     -----------     -----------
          Total current assets......................   15,693,718      17,178,607      21,817,922
Property and equipment, net.........................   43,352,052      49,023,211      51,184,123
Other assets:
  Intangible assets, net............................    6,561,733       6,153,774       6,863,316
  Purchase option deposits..........................      350,000         350,000         350,000
  Lease security deposit............................    2,482,000       2,482,000       2,482,000
  Other.............................................      692,041         751,242         661,796
                                                      -----------     -----------     -----------
          Total other assets........................   10,085,774       9,737,016      10,357,112
                                                      -----------     -----------     -----------
          Total assets..............................  $69,131,544     $75,938,834     $83,359,157
                                                      ===========     ===========     ===========

LIABILITIES AND OTHER SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $ 4,034,450     $ 4,264,670     $ 3,912,114
  Accrued payroll and related taxes.................    3,505,580       4,205,826       3,946,175
  Accrued other liabilities.........................    2,378,070       2,671,102       2,949,485
  Current portion of long-term debt.................    3,494,374       3,207,507       3,754,769
                                                      -----------     -----------     -----------
          Total current liabilities.................   13,412,474      14,349,105      14,562,543
Long-term liabilities:
  Long-term debt, less current portion
     Banks and other................................   40,097,941      40,982,686      47,075,476
     Related parties................................    2,305,560       2,062,019       1,087,538
  Deferred income taxes.............................    4,295,000       4,655,000       4,805,000
  Other.............................................      100,000         100,000         100,000
                                                      -----------     -----------     -----------
                                                       46,798,501      47,799,705      53,068,014
Stock warrants......................................    6,180,511       5,918,072       5,918,072
Redeemable preferred stock..........................    1,072,995       1,250,986       1,342,689
Other shareholders' equity:
  Common stock......................................    3,634,886       3,989,886       3,989,886
  Retained earnings (deficit).......................   (1,967,823)      2,631,080       4,477,953
                                                      -----------     -----------     -----------
          Total other shareholders' equity..........    1,667,063       6,620,966       8,467,839
                                                      -----------     -----------     -----------
          Total liabilities and other shareholders'
            equity..................................  $69,131,544     $75,938,834     $83,359,157
                                                      ===========     ===========     ===========

                            See accompanying notes.

                             NATIONWIDE CARE, INC.

                              STATEMENTS OF INCOME

                                                                                FIVE MONTHS ENDED
                                          YEAR ENDED SEPTEMBER 30                  FEBRUARY 28
                                 -----------------------------------------  --------------------------
                                     1992          1993          1994           1994          1995
                                 ------------  ------------  -------------  ------------  ------------
                                                                            (UNAUDITED)
Revenue:
  Health care services, net....   $39,587,525   $63,268,409   $119,782,550   $48,539,317   $52,887,380
  Management fees from related
     parties and other.........     2,420,359     1,725,265        635,652       261,842       180,636
  Lease revenue................     1,339,794     1,167,537        306,252       127,605       127,605
                                  -----------   -----------   ------------   -----------   -----------
                                   43,347,678    66,161,211    120,724,454    48,928,764    53,195,621
Expenses:
  Health care services.........    28,416,362    45,906,771     90,384,315    36,700,130    40,341,374
  Selling, general and
     administrative............     2,775,318     4,307,384      5,133,621     2,127,119     2,886,824
  Abandoned IPO costs..........            --            --        837,000            --            --
  Leases and rental............     1,353,305     2,670,650      7,085,425     2,954,946     3,016,776
  Depreciation and
     amortization..............     2,308,182     2,738,422      2,947,041     1,071,228     1,179,058
                                  -----------   -----------   ------------   -----------   -----------
                                   34,853,167    55,623,227    106,387,402    42,853,423    47,424,032
                                  -----------   -----------   ------------   -----------   -----------
Income from operations.........     8,494,511    10,537,984     14,337,052     6,075,341     5,771,589
Interest expense, net..........     3,539,945     3,668,621      4,777,597     1,852,855     2,083,013
                                  -----------   -----------   ------------   -----------   -----------
Income before income taxes and
  extraordinary items..........     4,954,556     6,869,363      9,559,455     4,222,486     3,688,576
Income taxes...................       380,000     1,744,000      4,600,000     2,015,000     1,750,000
                                  -----------   -----------   ------------   -----------   -----------
Income before extraordinary
  item.........................     4,574,566     5,125,363      4,959,455     2,207,486     1,938,576
Extraordinary items:
  Tax benefit from utilization
     of net operating loss
     carryforwards.............       380,000            --             --            --            --
  Loss on early extinguishment
     of debt (net of income tax
     benefit of $1,101,000)....            --     1,652,420             --            --            --
                                  -----------   -----------   ------------   -----------   -----------
Net income.....................   $ 4,954,566   $ 3,472,943   $  4,959,455   $ 2,207,486   $ 1,938,576
                                  ===========   ===========   ============   ===========   ===========

Pro forma information reflecting income taxes as if all combined entities were C-Corporations
  (unaudited):
Income before income taxes and
  extraordinary items..........   $ 4,954,566   $ 6,869,363   $  9,559,455   $ 4,222,486   $ 3,688,576
Income taxes...................     2,080,000     2,885,000      4,600,000     2,015,000     1,750,000
                                  -----------   -----------   ------------   -----------   -----------
Income before extraordinary
  items........................   $ 2,874,566   $ 3,984,363   $  4,959,455   $ 2,207,486   $ 1,938,576
                                  ===========   ===========   ============   ===========   ===========
Pro forma income before
  extraordinary items per
  share........................   $      0.45   $      0.59   $       0.58   $      0.26   $      0.23
                                  ===========   ===========   ============   ===========   ===========
Pro forma weighted average
  shares used in computing
  income before extraordinary
  items per share..............     6,352,100     6,711,790      8,507,740     8,510,240     8,495,240
                                  ===========   ===========   ============   ===========   ===========

                            See accompanying notes.

                             NATIONWIDE CARE, INC.

                    STATEMENTS OF OTHER SHAREHOLDERS' EQUITY

                                                         RETAINED
                                           COMMON        EARNINGS        PARTNERS'
                                           STOCK         (DEFICIT)        DEFICIT          TOTAL
                                         ----------     -----------     -----------     -----------
Balance, September 30, 1991............  $       --     $(4,867,005)    $(1,357,312)    $(6,224,317)
  Net income...........................          --       4,376,992         577,574       4,954,566
  Dividends and distribution...........          --      (1,820,997)       (322,995)     (2,143,992)
  Exchange of ownership interest for
     debt..............................          --        (227,500)        (75,833)       (303,333)
                                         ----------     -----------     -----------     -----------
Balance, September 30, 1992............          --      (2,538,510)     (1,178,566)     (3,717,076)

  Net income...........................          --       2,745,538         727,405       3,472,943
  Dividends and distributions..........          --      (3,036,722)       (512,587)     (3,549,309)
  Issuance and exchange of shares, net
     of $2,535,732 issuance costs......   3,634,886         908,871         963,748       5,507,505
  Accretion of discount on redeemable
     preferred stock...................          --         (47,000)             --         (47,000)
                                         ----------     -----------     -----------     -----------
Balance, September 30, 1993............   3,634,886      (1,967,823)             --       1,667,063

  Net income...........................          --       4,959,455              --       4,959,455
  Accretion of discount on redeemable
     preferred stock...................          --        (177,991)             --        (177,991)
  Issuance of 76,592 shares of
     nonvoting common stock for
     warrants exercised................     445,000              --              --         445,000
  Increase in value of common stock
     warrants outstanding..............          --        (182,561)             --        (182,561)
  Purchase of 15,000 shares of common
     stock.............................     (90,000)             --              --         (90,000)
                                         ----------     -----------     -----------     -----------
Balance, September 30, 1994............   3,989,886       2,631,080              --       6,620,966

Net income (unaudited).................          --       1,938,576              --       1,938,576
Accretion of discount on redeemable
  preferred stock (unaudited)..........          --         (91,703)             --         (91,703)
                                         ----------     -----------     -----------     -----------
Balance, February 28, 1995
  (unaudited)..........................  $3,989,886     $ 4,477,953     $        --     $ 8,467,839
                                          =========      ==========      ==========      ==========

                            See accompanying notes.

                             NATIONWIDE CARE, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                      FIVE MONTHS ENDED
                                                               YEAR ENDED SEPTEMBER 30                   FEBRUARY 28
                                                       ----------------------------------------   -------------------------
                                                          1992           1993          1994          1994          1995
                                                       -----------   ------------   -----------   -----------   -----------
                                                                                                         (UNAUDITED)
OPERATING ACTIVITIES
Net income...........................................  $ 4,954,566   $  3,472,943   $ 4,959,455   $ 2,207,486   $ 1,938,576
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Extraordinary loss on early extinguishment of
    debt.............................................           --      2,753,420            --            --            --
  Depreciation and amortization......................    2,496,263      2,848,310     3,179,931     1,168,265     1,277,609
  Deferred income taxes..............................           --         66,842       712,000       782,000       150,000
  Loss on disposal...................................           --          1,081            --            --        82,471
  Non-cash compensation expense from employee stock
    transaction......................................           --        122,009            --            --            --
  Accretion of discount on subordinated debt.........           --         34,500       335,683        86,250       157,445
  Changes in operating assets and liabilities:
    Accounts receivable..............................     (418,128)    (6,421,385)     (326,242)   (2,021,588)   (1,036,818)
    Third-party settlements..........................           --     (1,360,000)     (962,000)     (503,300)    1,044,000
    Management fees receivable.......................       20,802        332,114        28,227        31,227        19,429
    Prepaid expenses.................................      (79,435)    (1,166,029)       50,197       801,757       746,698
    Other current assets.............................     (211,462)        45,004       (54,172)     (186,355)       78,611
    Accounts payable.................................      458,296      2,800,065       230,220    (1,152,924)     (352,556)
    Payroll liabilities..............................       85,850      1,255,285       700,246       404,831      (259,651)
    Accrued other liabilities........................      (10,261)     1,141,410       293,032       (27,322)      278,383
                                                       -----------   ------------   -----------   -----------   -----------
Net cash provided by operating activities............    7,296,491      5,925,569     9,146,577     1,590,327     4,124,197
INVESTING ACTIVITIES
Purchase of common stock.............................           --             --       (90,000)           --            --
Purchase acquisition, net of cash required...........           --     (3,793,058)           --            --      (848,800)
Purchases of property and equipment..................   (1,981,240)    (2,433,032)   (8,331,318)   (1,823,954)   (4,276,355)
Proceeds from disposal of equipment..................           --         10,900            --            --            --
Net change in other assets...........................     (475,402)        49,267       (59,201)       92,090        89,446
Lease security deposits..............................           --     (2,482,000)           --            --            --
                                                       -----------   ------------   -----------   -----------   -----------
Net cash used in investing activities................   (2,456,642)    (8,647,923)   (8,480,519)   (1,731,864)   (5,035,709)
FINANCING ACTIVITIES
Proceeds from banks and other related parties
  long-term debt and notes payable...................    5,656,030     40,580,762     4,738,670     2,225,843     7,907,121
Payments on long-term debt and notes payable:
  Banks and other....................................   (6,007,761)   (35,235,035)   (4,499,686)   (1,329,834)   (1,330,973)
  Prepayment penalties...............................           --     (2,117,152)           --            --            --
  Related parties....................................     (392,070)    (1,287,247)     (220,330)      (81,697)      (82,600)
Purchase of interest rate cap........................           --             --      (111,813)     (111,813)           --
Proceeds from issuance of redeemable preferred stock
  and stock warrants.................................           --      7,206,506            --            --            --
Costs related to redeemable preferred stock and
  subordinated debt issuance.........................     (197,125)    (1,668,976)           --            --            --
Issuance costs.......................................           --     (2,535,732)           --            --       (90,801)
Dividends and distributions..........................   (2,391,370)    (3,418,140)           --            --            --
Net changes in other long-term liabilities...........      (11,950)      (527,454)           --            --            --
Net changes in advances from related parties.........       23,739       (268,362)           --            --            --
                                                       -----------   ------------   -----------   -----------   -----------
Net cash provided (used) by financing activities.....   (3,320,507)       729,170       (93,159)      702,499     6,402,747
                                                       -----------   ------------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents........................................    1,519,342     (1,993,184)      572,899       560,962     5,491,235
Cash and cash equivalents at beginning of period.....    2,497,772      4,017,114     2,023,930     2,023,930     2,596,829
                                                       -----------   ------------   -----------   -----------   -----------
Cash and cash equivalents at end of period...........  $ 4,017,114   $  2,023,930   $ 2,596,829   $ 2,584,892   $ 8,088,064
                                                        ==========    ===========    ==========    ==========    ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest.............................  $ 3,431,459      3,259,873   $ 4,169,993   $ 1,876,662   $ 2,093,451
                                                        ==========    ===========    ==========    ==========    ==========
  Cash paid for income taxes.........................  $        --   $    130,000   $ 3,925,000   $ 1,180,000   $ 1,500,000
                                                        ==========    ===========    ==========    ==========    ==========

                            See accompanying notes.

                             NATIONWIDE CARE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1994
              (UNAUDITED WITH RESPECT TO INFORMATION AS OF AND FOR
               THE FIVE MONTHS ENDED FEBRUARY 28, 1994 AND 1995)

1. BASIS OF PRESENTATION AND ACQUISITIONS

     On July 27, 1993, Nationwide Care, Inc. (the Company) acquired the ownership interests of a group of companies under common control (Nationwide Businesses) and a group of non-controlled entities through an exchange of stock for their ownership interests (the Reorganization). The Company was formed in September 1992 to effect the Reorganization. The financial statements as of and for the year ended September 30, 1992 reflect the combined financial position, results of operations and cash flows of only the Nationwide Businesses. The financial statements for the year ended September 30, 1993 reflect the combined results of operations and cash flows of the Nationwide Businesses from October 1, 1992 through July 27, 1993 and the results of operations and cash flows of the reorganized Company from July 28, 1993 through September 30, 1993.

     The Company acquired the Nationwide Businesses and the non-controlled entities through an exchange of 7,416,460 shares of the Company's common stock and approximately $4 million in cash. For financial statement purposes, the Reorganization was accounted for as a purchase acquisition. The majority owners' interests in the net assets of Nationwide Businesses have been recorded by the Company at the historical cost basis. The acquisition of the minority interests in the Nationwide Businesses and the non-controlled entities has resulted in a new basis of accounting reflecting estimated fair values of assets and liabilities at July 27, 1993. The purchase price of the minority interests of the historical assets and liabilities of the Nationwide Businesses and the non-controlled entities of approximately $20 million was allocated to the net assets acquired, including approximately $3.6 million to goodwill, based upon the fair market value at the date of acquisition. The non-controlled entities consisted of B&P Care Centers, Inc., Coshocton Health Care Center, Inc., Delta Care Centers, Inc. and Vita, Incorporated.

     Concurrent with the Reorganization, the Company refinanced approximately $34.5 million of debt through the issuance of floating rate option notes, subordinated debt, and preferred stock. This refinancing resulted in $2,117,152 of prepayment penalties and the write-off of $636,268 of unamortized issuance costs. These items have been accounted for as an extraordinary loss of $1,652,420 (net of income tax benefit of $1,101,000).

     On December 28, 1992, one of the entities included in the Nationwide Businesses purchased Royal Oaks Health Care and Rehabilitation Center for $1,700,000. The acquisition was recorded using the purchase method of accounting and the results of operations have been included in the combined financial statements since the date of acquisition. The purchase price was allocated to the net assets acquired, including $1,150,000 to goodwill, based on the fair market value at the date of acquisition.

     Effective July 1, 1993, the Company began operating seven long term care centers (the Regency Centers) comprising 1,241 long-term care beds pursuant to a long-term lease agreement. The equipment portion of the lease payments has been capitalized as a capital lease obligation with the remaining portion of the lease payments being accounted for as an operating lease.

     The following unaudited pro forma information presents the results of operations as though the acquisitions of the group of the non-controlled entities and Royal Oaks Health Care and Rehabilitation Center and the leasing of seven long term care centers pursuant to a long-term lease had occurred on October 1, 1991. Pro forma information does not purport to be indicative of the results that actually would have been achieved had the acquisition occurred at the beginning of those periods.

                             NATIONWIDE CARE, INC.

1. BASIS OF PRESENTATION AND ACQUISITIONS -- (CONTINUED)

                                                                 YEAR ENDED SEPTEMBER 30
                                                              -----------------------------
                                                                  1992             1993
                                                              ------------     ------------
    Operating revenues......................................  $101,221,000     $110,947,000
                                                               ===========      ===========
    Income before extraordinary items.......................  $  4,206,000     $  7,025,000
                                                               ===========      ===========
    Net income..............................................  $  2,934,000     $  5,373,000
                                                               ===========      ===========

     On January 1, 1995, the Company purchased Med One Home Health Care for $850,000. The acquisition was recorded using the purchase method of accounting and the results of operations have been included in the financial statements since the date of the acquisition. The purchase price was allocated to the net assets acquired, including $848,800 to goodwill, based on the fair market value at the date of the acquisition.

     The Company's current operations include 23 nursing centers with a total of 3,257 licensed beds, two retirement centers with a total of 240 units, two assisted living centers totaling 162 units and 40 additional assisted living units located in one of the retirement centers. Of the Company's 27 centers, 14 are owned, 11 are leased and two are managed for other parties.

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the five months ended February 28, 1995 are not necessarily indicative of the results that may expected for the year ending September 30, 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash Equivalents

     Highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents.

  Health Care Services Revenue and Third-Party Settlements

     Health care services revenue is recognized when the related patient services are provided at established rates. Contractual allowances and the results of other arrangements for providing services at less than established rates are reported as deductions to arrive at net revenues. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various cost reimbursement formulas or contracts in effect.

     The administrative procedures related to the Medicare cost reimbursement programs in effect generally preclude final determination of amounts due the Company until cost reports are audited or otherwise reviewed and settled upon with the applicable administrative agencies. Provisions for estimated third-party settlements are provided in the period the related services are rendered. Differences between the amounts accrued and interim and final settlements are recorded in operations in the year of settlement.

     Medicare revenues represented 7%, 13%, 21%, 18% and 26% and Medicaid revenues (Indiana, Ohio, and Florida) represented 54%, 49%, 45%, 47% and 40% of total health care services revenue for 1992, 1993 and 1994 and the five months ended February 28, 1994 and 1995, respectively.

                             NATIONWIDE CARE, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     The State of Indiana in August 1994, began implementing certain regulatory changes in regulations that govern payments using the Medicaid prospective method of reimbursement for Medicaid covered patients in Indiana. For the year ended September 30, 1994 the Company received approximately 40% of its total health care services revenue from the Indiana funded Medicaid program for covered patients. The effect of these regulations are anticipated to reduce payments under the Medicaid program.

  Accounts Receivable

     Accounts receivable are stated net of accrued contractual allowances on patient service revenue not yet remitted by the patient or the third-party intermediary, or both, and the allowance for doubtful accounts. The Company's accounts receivable at September 30, 1994 consist of 24% Medicare, 51% Medicaid (Indiana, Ohio and Florida) programs and 25% private pay and commercial insurers.

  Property and Equipment

     Property and equipment are carried at cost and depreciation is computed by the straight-line method using the estimated useful lives of the assets, generally 5 to 10 years for equipment and furnishings and 15 to 40 years for buildings and improvements. The cost of assets acquired using capital lease arrangements is included in property and equipment, and the related amortization is included in depreciation expense.

  Intangible Assets

     Intangible assets consist of costs incurred in obtaining long-term financing ($1,871,589), lease acquisition costs ($266,737), and goodwill ($5,564,958) and are amortized using the straight-line method over periods of 5 to 25 years. Accumulated amortization on intangible assets was $90,138, $609,909 and $839,967 at September 30, 1993 and 1994, and February 28, 1995, respectively.

  Income Taxes

     Prior to the Reorganization on July 27, 1993, the shareholders of certain of the Nationwide Businesses had elected to use Subchapter S of the Internal Revenue Code to include the income of certain of the Nationwide Businesses in their own income for income tax purposes. Accordingly, certain corporations and all partnerships comprising the Nationwide Businesses were not subject to federal and state taxes. Effective October 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Using this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying current tax laws. Through July 27, 1993 deferred taxes were provided by certain Nationwide Businesses which were subject to federal and state taxes on income for significant timing differences in the recognition of revenue and expense for tax and financial statement purposes.

                             NATIONWIDE CARE, INC.

3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                          SEPTEMBER 30
                                                  ----------------------------    FEBRUARY 28
                                                      1993            1994           1995
                                                  ------------    ------------    -----------
    Land and improvements.......................  $ 2,706,785     $ 2,991,120     $ 3,064,167
    Buildings and improvements..................   33,339,853      34,614,138      37,693,728
    Equipment and furnishings...................    7,251,057       9,233,664       8,765,722
    Construction in progress....................      504,158       5,285,874       5,622,230
                                                  -----------     -----------     -----------
                                                   43,801,853      52,124,796      55,145,847
    Less accumulated depreciation...............      449,801       3,101,585       3,961,724
                                                  -----------     -----------     -----------
                                                  $43,352,052     $49,023,211     $51,184,123
                                                  ===========     ===========     ===========

4. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                              SEPTEMBER 30
                                                      ----------------------------    FEBRUARY 28
                                                          1993            1994            1995
                                                      ------------    ------------    ------------
Floating rate option notes..........................  $28,500,000     $26,600,000     $25,650,000
Bank line of credit.................................    3,274,240       6,247,809              --
Bank term loans with interest at 10%................           --              --      13,705,023
Non-interest bearing county government note
  payable...........................................      624,962         125,013              --
Installment notes with monthly interest and
  principal payments maturing 1994 to 1998,
  collateralized by equipment and furnishings.......      314,240         178,633         464,903
Capital lease obligations, imputed interest
  from 8% to 11.5%..................................    2,830,549       2,631,520       2,539,197
Capital lease obligations, related parties, imputed
  interest from 10% to 11.2%........................    2,525,890       2,305,560       1,237,538
Senior Subordinated Notes (less unamortized
  discount).........................................    7,827,994       8,163,677       8,321,122
                                                      -----------     -----------     -----------
                                                       45,897,875      46,252,212      51,917,783
Less amounts due within one year....................    3,494,374       3,207,507       3,754,769
                                                      -----------     -----------     -----------
                                                      $42,403,501     $43,044,705     $48,163,014
                                                      ===========     ===========     ===========

     The Company issued $28.5 million of floating rate option notes on July 27, 1993, which are collateralized by an irrevocable direct pay letter of credit (Letter of Credit). The proceeds were used to retire various debt facilities. The floating rate option notes amortize over a fifteen year period, with a final maturity in August 2008 and the interest rate resets every seven days. The effective interest rate on the floating rate option notes at September 30, 1994 was approximately 7%. The notes are payable in $950,000 semi-annual payments.

     The Letter of Credit and a $9.5 million revolving line of credit (Line of Credit) were issued pursuant to a credit agreement with a commercial bank. The Line of Credit bears interest at prime plus .75% or the Company has the option of selecting a one, two or three month LIBOR rate. The Line of Credit matured during January 1995 and the outstanding balance was converted to a term loan, payable in equal principal installments with a balloon payment at maturity in January 2000 and bearing interest consistent with that of the Line of Credit. In January 1995, the Company also entered into a $4,330,000 term loan, which bears interest consistent with the $9.5 million term loan, payable in equal monthly installments with a balloon

                             NATIONWIDE CARE, INC.

4. LONG-TERM DEBT -- (CONTINUED)

payment at maturity in January 2000. The Letter of Credit and the term loans are collateralized by substantially all of the Company's assets.

     Concurrent with the Reorganization in July 1993, the Company completed a private placement of $12 million of its Senior Subordinated Notes. The Senior Subordinated Notes are payable in quarterly principal installments of $1,500,000 beginning November 1998 with the final installment due in August 2000 and bear interest at an annual rate of 12.5%.

     Long-term debt maturities, excluding capital lease obligations, for the five years subsequent to September 30, 1994 are as follows:

YEAR ENDED SEPTEMBER 30:
- ------------------------
        1995...................................................................  $  2,730,372
        1996...................................................................     2,583,832
        1997...................................................................     2,576,108
        1998...................................................................     2,546,667
        1999...................................................................     8,533,333
        Thereafter.............................................................    22,344,820

     The Company has agreed to certain restrictions which, among other things, require minimum levels of tangible net worth, total indebtedness to equity, and other financial ratios. The debt agreements also place restrictions on issuing new debt, mergers and acquisitions, sales of all or substantially all of the Company's assets, purchases or retirements of the Company's capital stock, payment of dividends and capital expenditures.

5. LEASES

     Effective July 1, 1993, the Company began operating seven long term care centers comprising 1,241 long term care beds pursuant to a 10 year lease agreement. The Company paid $2,482,000 to the lessor as a refundable security deposit, half of which is interest bearing. The monthly rent payments of $503,000 are subject to annual increases based on changes in the Consumer Price Index. The Company also has a right of first refusal, which expires six months prior to the expiration of the lease term, to purchase the long-term care centers or to renew the lease agreement at the expiration of the current agreement. The equipment portion of the lease payments was capitalized as a $2.6 million capital lease obligation with the remaining portion of the lease payments being accounted for as an operating lease.

     The Company has entered into several leases, as lessee, for the property and equipment of four additional long-term care centers. The Company has also entered into various separate leases for equipment in connection with the operation of certain owned and leased facilities. The leases are for terms ranging from ten to fifteen years and, with one exception, have been classified as operating leases. The equipment leases and one facility lease have been classified as capital leases and are for terms of five to fifteen years. At the inception of the facility leases, the Company made initial payments to the lessors and assumed certain net liabilities aggregating $881,802 of which $350,000 has been recorded as deposits for options to purchase facilities. The balance was capitalized and amortized using the lives of the respective leases.

                             NATIONWIDE CARE, INC.

5. LEASES -- (CONTINUED)

     Capital lease assets included in property and equipment are as follows:

                                                            SEPTEMBER 30
                                                     --------------------------    FEBRUARY 28
                                                        1993           1994           1995
                                                     -----------    -----------   -----------
    Buildings......................................  $   773,343    $   773,343    $   773,343
    Equipment and furnishings......................    4,084,293      4,084,293      3,014,293
                                                     -----------    -----------    -----------
                                                       4,857,636      4,857,636      3,787,636
    Less accumulated amortization..................      113,219        663,784        683,186
                                                     -----------    -----------    -----------
    Net capital lease assets.......................  $ 4,744,417    $ 4,193,852    $ 3,104,450
                                                       =========      =========      =========

     Included in depreciation and amortization expense is $217,452, $416,005 and $550,565 for 1992, 1993 and 1994, respectively, and $229,402 and $209,402 for the five months ended February 28, 1994 and 1995, respectively, relating to amortization of capital leases.

     Future minimum annual lease payments for capital leases and noncancelable operating leases (including related party leases), together with the present value of the future minimum lease payments at September 30, 1994 are as follows:

     YEAR ENDED SEPTEMBER 30:                                 CAPITAL LEASES     OPERATING LEASES
    ------------------------                                 --------------     ----------------
             1995...........................................    $  911,392         $  7,278,015
             1996...........................................       938,035            7,452,822
             1997...........................................       953,810            7,485,843
             1998...........................................       935,801            7,104,445
             1999...........................................       964,323            7,272,028
             Thereafter.....................................     2,765,184           26,389,634
                                                              --------------     ----------------
    Total future minimum lease payments.....................     7,468,545         $ 62,982,787
                                                                                   ============
    Less amount representing interest.......................     2,531,465
                                                              --------------
    Present value of future minimum lease payments..........    $4,937,080
                                                                ==========

     Rental expense for all operating leases was $1,353,305, $2,670,650 and $7,085,425 for 1992, 1993 and 1994, respectively, and $2,954,946 and $3,016,776 for the five months ended February 28, 1994 and 1995, respectively.

     The Company is a lessor of property and equipment related to one facility using an operating lease expiring in 1998 and provides management services to the lessee. The lease includes a purchase option in which the lessee may purchase the property and equipment at the end of the lease term for either a certain agreed upon minimum price or the fair value of the assets. The property and equipment leased has a net book value of approximately $2.1 million at September 30, 1994. Future minimum annual rentals to be received on the non-cancelable lease is approximately $306,000 per year through 1998. As a part of the Reorganization, the Company acquired the operations of certain entities that had previously leased property and equipment from the Nationwide Businesses.

6. RELATED PARTY TRANSACTIONS

     The Company is affiliated with several entities as a result of common ownership and transactions with the affiliated entities are made in the normal course of business.

                             NATIONWIDE CARE, INC.

6. RELATED PARTY TRANSACTIONS -- (CONTINUED)
     The Company made payments to Opal Care Centers, Inc. (related to the Company through common ownership) of $850,737, $769,117 and $4,828,314 in 1992, 1993 and 1994, respectively, and $895,649 and $3,885,943 for the five months ended February 28, 1994 and 1995, respectively, related to construction projects and has a net payable to Opal of $145,715 at September 30, 1994. The Company also has contracts with Opal Care Centers, Inc. at September 30, 1994 for construction projects which have approximately $3 million of aggregate costs to complete.

     The Company leases a facility from Meadowvale Skilled Care Center, Inc., of which an immediate family member of a significant shareholder of the Company owns 25.93%. Lease payments were $240,948 in 1992, 1993 and 1994 and $100,395 for the five months ended February 28, 1994 and 1995. The lease is classified as a capital lease.

     The Company had an operating lease of an airplane for a portion of 1992 with a partnership which is related to the Company through common ownership. Lease payments were $36,270 in 1992. The Company leased an airplane from a partnership that is related to the Company which was classified as a capital lease and lease payments were $176,688 in both 1993 and 1994 and $73,612 and $44,172 for the five months ended February 28, 1994 and 1995, respectively. The Company canceled the lease effective December 31, 1994. At February 28, 1995 the Company had an advance of $22,500 to the partnership.

     The Company managed two related party long-term care centers, one of which was sold on April 1, 1993 and the other transferred to another management company on July 1, 1994. In addition, the Company manages an assisted living center, which is owned by significant shareholders. Management fees earned from these facilities were $383,329, $233,847 and $346,089 in 1992, 1993 and 1994, respectively, and $119,080 and $24,052 for the five months ended February 28, 1994 and 1995, respectively.

7. INCOME TAXES

     Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                        SEPTEMBER 30
                                                                  -------------------------
                                                                     1993           1994
                                                                  ----------     ----------
    Deferred tax liabilities:
      Tax over book depreciation................................  $4,295,000     $4,655,000
    Deferred tax assets:
      Net operating loss carryforwards..........................     782,000             --
      Other.....................................................     270,000        700,000
                                                                  ----------     ----------
              Total deferred tax assets.........................   1,052,000        700,000
                                                                  ----------     ----------
              Net deferred tax liabilities......................  $3,243,000     $3,955,000
                                                                   =========      =========

                             NATIONWIDE CARE, INC.

7. INCOME TAXES -- (CONTINUED)

     Significant components of the provision for income taxes are as follows:

                                                              YEAR ENDED SEPTEMBER 30
                                                    -------------------------------------------
                                                         1992              1993         1994
                                                    ---------------     ----------   ----------
                                                    DEFERRED METHOD        LIABILITY METHOD
                                                    ---------------     -----------------------
    Current:
      Federal.....................................     $ 380,000        $1,122,000   $2,221,000
      State.......................................            --           555,000    1,667,000
                                                       ---------        ----------   ----------
              Total current.......................       380,000         1,677,000    3,888,000
    Deferred:
      Federal.....................................            --            53,000      570,000
      State.......................................            --            14,000      142,000
                                                       ---------        ----------   ----------
              Total deferred......................            --            67,000      712,000
                                                       ---------        ----------   ----------
                                                       $ 380,000        $1,744,000   $4,600,000
                                                       =========        ==========   ==========

     The unaudited pro forma income tax provisions reflect income taxes as if all combined Nationwide Businesses were C-Corporations using an estimated effective income tax rate of 42%.

     The reconciliation of income tax attributable to continuing operations computed at the U.S. Federal statutory tax rate to income tax expense is:

                                          1992                      1993                     1994
                                  ---------------------     --------------------     --------------------
                                    AMOUNT      PERCENT       AMOUNT     PERCENT       AMOUNT     PERCENT
                                  -----------   -------     ----------   -------     ----------   -------
                                     DEFERRED METHOD                      LIABILITY METHOD
                                  ---------------------     ---------------------------------------------
Statutory federal income tax....  $ 1,685,000     34%       $2,336,000      34%      $3,250,000      34%
Non-taxable income..............   (1,305,000)   (26)         (948,000)    (14)                      --
State income taxes, net of
  federal tax benefit...........           --      --          375,000       5        1,194,000      12
Net operating loss carryforward
  utilized......................           --      --         (265,000)     (4)              --      --
Change from non-taxable to
  taxable status................           --      --          289,000       4               --      --
Other -- net....................           --      --          (43,000)     --          156,000       2
                                  -----------   -----       ----------   -----       ----------   -----
                                  $   380,000       8%      $1,744,000      25%      $4,600,000      48%
                                  ===========   =====       ==========   =====       ==========   =====

8. STOCK WARRANTS, REDEEMABLE PREFERRED STOCK AND OTHER SHAREHOLDERS' EQUITY

     The Company has authorized 48,000,000 shares of common stock and 2,000,000 shares of nonvoting common stock, without par value. The nonvoting common stock is convertible into common stock on a share-for-share basis. At September 30, 1994, there were 7,431,460 shares of common stock and 76,592 shares of nonvoting common stock outstanding. Pursuant to a board of directors meeting on March 18, 1994 the Company declared a 2 for 1 split of its voting and nonvoting common stock.

     The Company also has authorized 2,000,000 shares of no par value preferred stock of which 300,000 shares were designated as Redeemable Preferred Stock and issued on July 27, 1993. The Redeemable Preferred Stock has no coupon rate and is redeemable for $3,000,000 in eight equal quarterly installments of $375,000 commencing November 1998 and is mandatorily redeemable in the event of an initial public

                             NATIONWIDE CARE, INC.

8. STOCK WARRANTS, REDEEMABLE PREFERRED STOCK AND OTHER SHAREHOLDERS' EQUITY -- (CONTINUED)

offering, a change in control, an optional redemption of the Senior Subordinated Notes, or a call of the warrants.

     In conjunction with the Company's issuance of the Senior Subordinated Notes and the Redeemable Preferred Stock, detachable stock warrants were issued. The warrants are exercisable at any time prior to expiration, which occurs on the later of (i) July 27, 2000, (ii) the day upon which the Senior Subordinated Notes are paid in full and (iii) the day upon which the Redeemable Preferred Stock is fully redeemed. Certain warrants were exercised in October 1993 in exchange for 76,592 shares of nonvoting common stock. Warrants to receive 987,188 shares remain outstanding at September 30, 1994. The warrants include put and call options allowing the holders the right to require the Company to repurchase the warrants, and allowing the Company the right to repurchase the warrants, respectively. The put and call exercise prices are based upon the value of the warrants as determined by formulas defined in the agreement or an independent appraisal, whichever is greater.

     At the date of issuance, $4,206,506 and $1,974,005 of the proceeds from the Senior Subordinated Notes and the Redeemable Preferred Stock, respectively, were allocated to the value of the warrants which, in recognition of the put option, were classified as temporary capital in the accompanying balance sheets. The value of the warrants, as estimated using the put price formula, will be increased or decreased each year, based on the estimated value of the warrants, and the resulting charge will be recorded directly to retained earnings. The resulting discounts on the Senior Subordinated Notes and the Redeemable Preferred Stock are being amortized to interest and retained earnings, respectively, using the effective interest method over the life of the Senior Subordinated Notes and the Redeemable Preferred Stock.

9. SUBSEQUENT EVENT

     As of February 27, 1995, the Company entered into an agreement with The Hillhaven Corporation pursuant to which the shareholders of the Company will exchange their shares for approximately 4.8 million common shares at The Hillhaven Corporation. Immediately prior to this transaction, the outstanding warrants of the Company will be exercised. This share exchange is expected to be consummated in June 1995.

                          PHILLIPPE ENTERPRISES, INC.
                          (D/B/A HERITAGE AT HERNANDO)

                                 BALANCE SHEETS
                                  (UNAUDITED)

                                                                SEPTEMBER 30
                                                            ---------------------     FEBRUARY 28
                                                              1993         1994          1995
                                                            --------     --------     -----------
ASSETS
Current assets:
  Cash....................................................  $ 24,939     $ 25,516      $  42,941
  Prepaid expenses........................................     3,222       21,455          5,057
                                                            --------     --------     -----------
          Total current assets............................    28,161       46,971         47,998
Property and equipment (Notes 2 and 3)....................   707,283      747,628        752,451
Other assets:
  Deferred loan costs (less accumulated amortization of
     $4,401, $9,201 and $11,201)..........................    19,602       14,802         12,802
  Other (Note 4)..........................................    41,627       41,627         41,627
                                                            --------     --------     -----------
                                                              61,229       56,429         54,429
                                                            --------     --------     -----------
          Total assets....................................  $796,673     $851,028      $ 854,878
                                                            ========     ========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................  $ 31,227     $ 51,804      $  34,185
  Accrued liabilities.....................................    55,576       75,942         34,654
  Security deposits.......................................    38,361       66,060         62,815
  Current portion of long-term debt (Note 2)..............    15,600       15,600         15,600
                                                            --------     --------     -----------
          Total current liabilities.......................   140,764      209,406        147,254
Long-term debt (Note 2)...................................   509,000      493,400        486,900
Shareholders' equity:
  Common stock, no par value:
  Authorized shares -- 10,000; issued and outstanding
     shares -- 2,000......................................        --           --             --
  Additional paid-in capital..............................   210,000      210,000        210,000
  Retained earnings (deficit).............................   (63,091)     (61,778)        10,724
                                                            --------     --------     -----------
          Total shareholders' equity......................   146,909      148,222        220,724
                                                            --------     --------     -----------
          Total liabilities and shareholders' equity......  $796,673     $851,028      $ 854,878
                                                            ========     ========      =========

                            See accompanying notes.

                          PHILLIPPE ENTERPRISES, INC.
                          (D/B/A HERITAGE AT HERNANDO)

            STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
                                  (UNAUDITED)

                                           ELEVEN MONTHS                         FIVE MONTHS ENDED
                                               ENDED          YEAR ENDED            FEBRUARY 28
                                           SEPTEMBER 30      SEPTEMBER 30     -----------------------
                                               1993              1994           1994          1995
                                           -------------     ------------     ---------     ---------
Health care services.....................    $ 658,022        $1,073,198      $ 392,664     $ 471,554
Costs and expenses:
  Health care services...................      620,638           934,390        441,738       343,949
  Management services....................       33,656            54,301         20,152        24,052
  Depreciation and amortization..........       31,831            41,826         17,701        12,990
  Interest...............................       34,988            41,368         16,218        18,061
                                           -------------     ------------     ---------     ---------
          Total costs and expenses.......      721,113         1,071,885        495,809       399,052
Net income (loss)........................      (63,091)            1,313       (103,145)       72,502
Retained deficit at beginning of
  period.................................           --           (63,091)       (63,091)      (61,778)
                                           -------------     ------------     ---------     ---------
Retained earnings (deficit) at end of
  period.................................    $ (63,091)       $  (61,778)     $(166,236)    $  10,724
                                            ==========        ==========      =========     =========

                            See accompanying notes.

                          PHILLIPPE ENTERPRISES, INC.
                          (D/B/A HERITAGE AT HERNANDO)

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                  ELEVEN MONTHS                   FIVE MONTHS ENDED
                                                      ENDED        YEAR ENDED        FEBRUARY 28
                                                  SEPTEMBER 30    SEPTEMBER 30   --------------------
                                                      1993            1994         1994        1995
                                                  -------------   ------------   ---------   --------
OPERATING ACTIVITIES
Net income (loss)...............................    $ (63,091)      $  1,313     $(103,145)  $ 72,502
Adjustments to reconcile net income (loss) to
  net cash provided (used) by operating
  activities:
  Depreciation and amortization.................       31,831         41,826        17,701     12,990
  Changes in operating assets and liabilities:
     Prepaid expenses...........................       (3,222)       (18,233)       (2,606)    16,398
     Accounts payable...........................       31,227         20,577        22,043    (17,619)
     Accrued liabilities........................       55,576         20,366       (10,614)   (41,288)
     Security deposits..........................       38,361         27,699        11,505     (3,245)
                                                  -------------   ------------   ---------   --------
Net cash provided (used) by operating
  activities....................................       90,682         93,548       (65,116)    39,738

INVESTING ACTIVITIES
Purchase acquisition............................     (734,713)            --            --         --
Purchase of property and equipment..............           --        (77,371)      (67,701)   (15,813)

FINANCING ACTIVITIES
Proceeds from long-term debt....................      535,000             --            --         --
Payments on long-term debt......................      (10,400)       (15,600)       (6,500)    (6,500)
Capital contribution............................      210,000             --            --         --
Loan costs......................................      (24,003)            --            --         --
Advance to related party........................      (41,627)            --            --         --
                                                  -------------   ------------   ---------   --------
Net cash provided (used) by financing
  activities....................................      668,970        (15,600)       (6,500)    (6,500)
                                                  -------------   ------------   ---------   --------
Net increase (decrease) in cash.................       24,939            577      (139,317)    17,425
Cash at beginning of period.....................           --         24,939        24,939     25,516
                                                  -------------   ------------   ---------   --------
Cash at end of period...........................    $  24,939       $ 25,516     $(114,378)  $ 42,941
                                                   ==========     ==========     =========   ========
Supplemental cash flow information:
Cash paid for interest..........................    $  34,988       $ 41,368     $  16,218   $ 18,061
                                                   ==========     ==========     =========   ========

                            See accompanying notes.

                          PHILLIPPE ENTERPRISES, INC.
                          (D/B/A HERITAGE AT HERNANDO)

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1994
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Activity

     Phillippe Enterprises, Inc. (the Company) is the owner and operator of a 90 unit assisted living center in Brooksville, Florida. The Company began operations in November 1992.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation is computed by the straight-line method using the following expected useful lives of the respective assets:

                                                                                   RANGE
                                                                                   -----
    Buildings....................................................................  10-25
    Land improvements............................................................  10-15
    Furniture and fixtures.......................................................   5-10

  Deferred Loan Costs

     Loan costs are deferred and amortized over the 5 year term of the loan.

2. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                SEPTEMBER 30
                                                            --------------------  FEBRUARY 28
                                                              1993       1994        1995
                                                            ---------  ---------  -----------
    Mortgage note payable to a bank with monthly principal
      installments of $1,300. Interest (9% at September
      30, 1994) is payable monthly and is adjusted at 1%
      over the banks rate. Collateralized by a mortgage on
      the real estate and the personal guarantee of
      shareholder. Final maturity in 1998.................   $524,600   $509,000   $502,500
    Less current portion..................................     15,600     15,600     15,600
                                                             --------   --------   --------
                                                             $509,000   $493,400   $486,900
                                                             ========   ========   ========

     Maturities of long-term debt for years ending September 30:

    1995......................................................................  $ 15,600
    1996......................................................................    15,600
    1997......................................................................    15,600
    1998......................................................................   462,200

                          PHILLIPPE ENTERPRISES, INC.
                          (D/B/A HERITAGE AT HERNANDO)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                            SEPTEMBER 30
                                                        ---------------------     FEBRUARY 28
                                                          1993         1994          1995
                                                        --------     --------     -----------
    Buildings.........................................  $583,202     $624,268      $ 624,944
    Equipment.........................................   100,000      136,305        151,442
    Land and improvements.............................    51,511       51,511         51,511
                                                        --------     --------     -----------
                                                         734,713      812,084        827,897
    Less accumulated depreciation.....................    27,430       64,456         75,446
                                                        --------     --------     -----------
                                                        $707,283     $747,628      $ 752,451
                                                        ========     ========      =========

4. INCOME TAXES

     The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes," as of November 1, 1992.

     Federal income tax expense for the years ended September 30, 1994 and 1993 differs from the amount computed by applying the "expected" U.S. corporate income tax rate of 35% in 1994 and 34% in 1993 to net income (loss) primarily due to benefits from net operating losses not being available.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at September 30 are presented below:

                                                                       1994         1993
                                                                     --------     --------
    Accrued expenses...............................................  $ 21,766     $ 28,108
    Net operating loss carryforwards...............................     2,781        2,608
                                                                     --------     --------
              Total gross deferred tax assets......................    24,547       30,716
    Less valuation allowance.......................................   (20,335)     (19,808)
                                                                     --------     --------
                                                                        4,212       10,908
                                                                     --------     --------
    Depreciation...................................................    (4,037)      (8,914)
    Other..........................................................      (175)      (1,994)
                                                                     --------     --------
              Total deferred tax liabilities.......................    (4,212)     (10,908)
                                                                     --------     --------
              Net deferred tax assets..............................  $     --     $     --
                                                                     ========     ========

5. RELATED PARTIES

     The Company contracts with Nationwide Care, Inc. for certain accounting, reporting and management services. The Company's shareholders are significant shareholders in Nationwide Care, Inc. The management fees incurred were $33,656 and $54,301 in 1993 and 1994, respectively, and $20,152 and $24,052 for the five months ended February 28, 1994 and 1995, respectively.

     The Company has advanced to an affiliated company $41,627. The advance is non-interest bearing and is due upon demand. The shareholders of the Company are also shareholders in the affiliated company.

6. PLANNED TRANSACTIONS

     As of February 27, 1995, the Company entered into an agreement with The Hillhaven Corporation pursuant to which the shareholders of the Company will exchange their shares for 83,333 common shares of The Hillhaven Corporation. It is anticipated that this share exchange will be consummated in June 1995.

                      MEADOWVALE SKILLED CARE CENTER, INC.

                                 BALANCE SHEETS
                                  (UNAUDITED)

                                                               SEPTEMBER 30
                                                         -------------------------     FEBRUARY 28
                                                            1993           1994            1995
                                                         ----------     ----------     ------------
ASSETS
Current assets:
  Cash.................................................  $    4,720     $    1,499      $       303
  Net Investment in sales-type lease -- current portion
     (Note 3)..........................................     131,176        146,573          151,000
                                                         ----------     ----------     ------------
          Total current assets.........................     135,896        148,072          151,303
                                                         ----------     ----------     ------------
Other assets:
  Net Investment in sales-type lease, less current
     portion (Note 3)..................................   1,296,640      1,150,067        1,086,538
  Lease obligation receivable (Note 3).................     279,692        277,086          274,248
  Deposits.............................................      19,475         30,069           34,547
                                                         ----------     ----------     ------------
                                                          1,595,807      1,457,222        1,395,333
                                                         ----------     ----------     ------------
          Total assets.................................  $1,731,703     $1,605,294      $ 1,546,636
                                                          =========      =========        =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note payable (Note 2)................................  $  456,721     $  456,721      $   456,721
Shareholders' equity:
  Common stock, no par value:
     Authorized, issued and outstanding
       shares -- 3,000.................................     200,000        200,000          200,000
  Retained earnings....................................   1,074,982        948,573          889,915
                                                         ----------     ----------     ------------
Total shareholders' equity.............................   1,274,982      1,148,573        1,089,915
                                                         ----------     ----------     ------------
Total liabilities and shareholders' equity.............  $1,731,703     $1,605,294      $ 1,546,636
                                                          =========      =========        =========

                            See accompanying notes.

                      MEADOWVALE SKILLED CARE CENTER, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                                  (UNAUDITED)

                                               YEAR ENDED                       FIVE MONTHS ENDED
                                              SEPTEMBER 30                         FEBRUARY 28
                                ----------------------------------------     -----------------------
                                   1992           1993           1994           1994          1995
                                ----------     ----------     ----------     ----------     --------
Lease interest income(Note
  3)..........................  $  178,741     $  166,409     $  152,629     $   65,359     $ 59,150
Costs and expenses:
  Interest....................      45,672         45,672         45,672         19,030       19,030
  Loss on lease...............      25,903         35,510         45,462         16,488       20,696
  General and
     administrative...........       1,958          1,965          2,018            796          838
                                ----------     ----------     ----------     ----------     --------
Total costs and expenses......      73,533         83,147         93,152         36,314       40,564
Other expense.................       2,004             57             86             52           44
                                ----------     ----------     ----------     ----------     --------
Net income....................     103,204         83,205         59,391         28,993       18,542
Dividends.....................    (189,244)      (195,600)      (185,800)       (82,000)     (77,200)
Retained earnings at beginning
  of period...................   1,273,417      1,187,377      1,074,982      1,074,982      948,573
                                ----------     ----------     ----------     ----------     --------
Retained earnings at end of
  period......................  $1,187,377     $1,074,982     $  948,573     $1,021,975     $889,915
                                 =========      =========      =========      =========     ========

                            See accompanying notes.

                      MEADOWVALE SKILLED CARE CENTER, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                YEAR ENDED                     FIVE MONTHS ENDED
                                               SEPTEMBER 30                       FEBRUARY 28
                                   -------------------------------------     ---------------------
                                     1992          1993          1994          1994         1995
                                   ---------     ---------     ---------     --------     --------
OPERATING ACTIVITIES
Net income.......................  $ 103,204     $  83,205     $  59,391     $ 28,993     $ 18,542
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
  Changes in other assets........
     Deposits....................         --            --       (10,594)          --       (4,478)
                                   ---------     ---------     ---------     --------     --------
Net cash provided by operating
  activities.....................    103,204        83,205        48,797       28,993       14,064

FINANCING ACTIVITIES
Payments received under
  sales-type lease...............     88,110       110,048       133,782       51,524       61,940
Dividends........................   (189,244)     (195,600)     (185,800)     (82,000)     (77,200)
                                   ---------     ---------     ---------     --------     --------
Net cash used in financing
  activities.....................   (101,134)      (85,552)      (52,018)     (30,476)     (15,260)
                                   ---------     ---------     ---------     --------     --------
Net increase (decrease) in
  cash...........................      2,070        (2,347)       (3,221)      (1,483)      (1,196)
Cash at beginning of period......      4,997         7,067         4,720        4,720        1,499
                                   ---------     ---------     ---------     --------     --------
Cash at end of period............  $   7,067     $   4,720     $   1,499     $  3,237     $    303
                                   =========     =========     =========     ========     ========
Supplemental cash flow
  information:
Cash paid for interest...........  $  45,672     $  45,672     $  45,672     $ 19,030     $ 19,030
                                   =========     =========     =========     ========     ========

                            See accompanying notes.

                      MEADOWVALE SKILLED CARE CENTER, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1994
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Activity

     Meadowvale Skilled Care Center, Inc. (the Company) is the lessor of a nursing home consisting of 120 intermediate care beds in Bluffton, Indiana under a capital lease with Nationwide Care, Inc. as discussed in Note 3. The Company began operations in July 1969.

  Income Taxes

     The shareholders of the Company have elected to be taxed as defined by the S Corporation provisions of the Internal Revenue Code. Income and losses are allocated to the shareholders; therefore, no provision is made by the Company for state or federal taxes on income.

2. NOTE PAYABLE

                                                            SEPTEMBER 30
                                                        ---------------------     FEBRUARY 28
                                                          1993         1994          1995
                                                        --------     --------     -----------
    Note payable to a 22% owner of the Company,
      interest rate of 10%, payable on demand.........  $456,721     $456,721       $456,721
                                                        ========     ========       ========

3. LEASES

     The Company entered into a lease on February 28, 1986 with Nationwide Care, Inc. (a related party -- see Note 4) to lease all property and equipment. The term of the lease is for three five year periods and commenced on February 28, 1986 and the lease payment is adjusted annually by the gross national product implicit price deflator twelve month moving average.

     The lease is classified as a sales-type capital lease and is componentized as follows at September 30, 1994:

    Total estimated minimum lease payments to be received....................   $2,098,172
    Less unearned income.....................................................      801,532
                                                                                ----------
    Net investment in sales-type lease.......................................    1,296,640
    Less current portion.....................................................      146,573
                                                                                ----------
                                                                                $1,150,067
                                                                                ==========

     Because of the changing annual lease payments, as noted above, an estimated average monthly payment of the lease was used to amortize the lease principal at the initial commencement of the lease. Therefore, the excess of average payments assumed over the actual payments received is classified as interest receivable and will be reduced as actual payments received are in excess of average payments assumed.

     Future estimated minimum lease payments to be received as of September 30, 1994 are as follows:

        1995.............................................................   $  296,721
        1996.............................................................      307,403
        1997.............................................................      318,469
        1998.............................................................      329,934
        1999.............................................................      341,812
        Thereafter.......................................................      503,833
                                                                            ----------
                                                                            $2,098,172
                                                                            ==========

                      MEADOWVALE SKILLED CARE CENTER, INC.

4. RELATED PARTIES

     The Company leases the facility to Nationwide Care, Inc., of which an immediate family member of a 25.93% shareholder of the Company owns 51%. Lease payments received were $240,948 in 1992, 1993 and 1994 and $100,395 for the five months ended February 28, 1994 and 1995.

5. PLANNED TRANSACTIONS

     As of February 27, 1995, the Company entered into an agreement with The Hillhaven Corporation pursuant to which the shareholders of the Company will exchange their shares for 125,000 common shares of The Hillhaven Corporation. It is anticipated that this share exchange will be consummated in June 1995.

                         SHANGRI-LA GENERAL PARTNERSHIP

                                 BALANCE SHEETS
                                  (UNAUDITED)

                                                             SEPTEMBER 30
                                                      ---------------------------     FEBRUARY 28
                                                         1993            1994            1995
                                                      -----------     -----------     -----------
ASSETS
Current assets:
  Cash..............................................  $     7,702     $       412     $    11,061
Property and equipment (Notes 2 and 3)..............    1,534,438       1,388,090       1,327,336
Other assets:
  Deferred loan costs (less accumulated amortization
     of $13,664, $16,108 and $17,127)...............       33,675          31,231          30,212
                                                      -----------     -----------     -----------
          Total assets..............................  $ 1,575,815     $ 1,419,733     $ 1,368,609
                                                       ==========      ==========      ==========
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities:
  Accounts payable..................................  $    77,000     $    35,000     $    35,000
  Advance from partner (Note 4).....................      313,408         313,408         313,408
  Current portion of long-term debt (Note 2)........      133,561         142,910         129,604
                                                      -----------     -----------     -----------
          Total current liabilities.................      523,969         491,318         478,012
Lease deposit (Note 3)..............................      400,000         400,000         400,000
Long-term debt, less current portion (Note 2).......    2,300,378       2,157,468       2,111,411
                                                      -----------     -----------     -----------
                                                        2,700,378       2,557,468       2,511,411
Partners' deficit...................................   (1,648,532)     (1,629,053)     (1,620,814)
                                                      -----------     -----------     -----------
          Total liabilities and partners' deficit...  $ 1,575,815     $ 1,419,733     $ 1,368,609
                                                       ==========      ==========      ==========

                            See accompanying notes.

                         SHANGRI-LA GENERAL PARTNERSHIP

               STATEMENTS OF INCOME (LOSS) AND PARTNERS' DEFICIT
                                  (UNAUDITED)

                                          YEAR ENDED                           FIVE MONTHS ENDED
                                         SEPTEMBER 30                             FEBRUARY 28
                          -------------------------------------------     ---------------------------
                             1992            1993            1994            1994            1995
                          -----------     -----------     -----------     -----------     -----------
Lease revenue (Note
  3)....................  $   359,160     $   372,084     $   384,732     $   160,305     $   157,075

Costs and expenses:
  Interest..............      242,800         227,716     $   215,448          91,280          86,613
  Depreciation and
     amortization.......      154,027         149,157         148,792          63,017          61,773
  General and
     administrative.....       21,379           1,835           1,013           1,012             450
                          -----------     -----------     -----------     -----------     -----------
Total costs and
  expenses..............      418,206         378,708         365,253         155,309         148,836
Net income (loss).......      (59,046)         (6,624)         19,479           4,996           8,239
Partners' deficit at
  beginning of period...   (1,582,862)     (1,641,908)     (1,648,532)     (1,648,532)     (1,629,053)
                          -----------     -----------     -----------     -----------     -----------
Partners' deficit at end
  of period.............  $(1,641,908)    $(1,648,532)    $(1,629,053)    $(1,643,536)    $(1,620,814)
                           ==========      ==========      ==========      ==========      ==========

                            See accompanying notes.

                         SHANGRI-LA GENERAL PARTNERSHIP

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                YEAR ENDED                     FIVE MONTHS ENDED
                                               SEPTEMBER 30                       FEBRUARY 28
                                   -------------------------------------     ---------------------
                                     1992          1993          1994          1994         1995
                                   ---------     ---------     ---------     --------     --------
OPERATING ACTIVITIES
Net income (loss)................  $ (59,046)    $  (6,624)    $  19,479     $  4,996     $  8,239
Adjustments to reconcile net
  income (loss) to net cash
  provided by operating
  activities:
  Depreciation and
     amortization................    154,027       149,157       148,792       63,017       61,773
  Changes in operating assets and
     liabilities:
     Accounts receivable.........    116,152            --            --           --           --
     Accounts payable............   (102,947)      (15,561)      (42,000)     (10,000)          --
                                   ---------     ---------     ---------     --------     --------
Net cash provided by operating
  activities.....................    108,186       126,972       126,271       58,013       70,012

FINANCING ACTIVITIES
Payments on long-term debt.......   (183,028)     (121,172)     (133,561)     (54,090)     (59,363)
                                   ---------     ---------     ---------     --------     --------
Net increase (decrease) in
  cash...........................    (74,842)        5,800        (7,290)       3,923       10,649
Cash at beginning of period......     76,744         1,902         7,702        7,702          412
                                   ---------     ---------     ---------     --------     --------
Cash at end of period............  $   1,902     $   7,702     $     412     $ 11,625     $ 11,061
                                   =========     =========     =========     ========     ========
Supplemental cash flow
  information:
Cash paid for interest...........  $ 242,800     $ 227,716     $ 215,448     $ 91,280     $ 86,613
                                   =========     =========     =========     ========     ========

                            See accompanying notes.

                         SHANGRI-LA GENERAL PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1994
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Activity

     Shangri-La General Partnership (the Partnership) is a general partnership and is the lessor of a nursing home consisting of 90 intermediate care beds in LaFountaine, Indiana. The Partnership was organized and began operations in August 1986.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation is computed by the straight-line method using the following expected useful lives of the respective assets.

                                                                                   RANGE
                                                                                   -----
    Buildings....................................................................  10-25
    Land improvements............................................................  10-15
    Furniture and fixtures.......................................................   5-10

  Loan Costs

     Loan costs are amortized over the terms of the mortgage notes.

  Income Taxes

     Income and losses of the Partnership are allocated to and reportable by the partners; therefore, no provision is made by the Partnership for state or federal income taxes.

2. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                               SEPTEMBER 30
                                                         -------------------------     FEBRUARY 28
                                                            1993           1994           1995
                                                         ----------     ----------     -----------
10% mortgage note payable in monthly installments of
  $13,413 including interest, collateralized by real
  estate and personal property, final maturity in
  2006.................................................  $1,168,522     $1,122,341      $1,101,700
Mortgage note payable in variable monthly installments
  ($7,145 including 7.19% interest at September 30,
  1994) adjusted every six months at 3% over the
  Treasury Auction Average, collateralized by real
  estate and personal guarantees of all partners, final
  maturity in 2007.....................................     711,114        682,121         669,502
Mortgage note payable in variable monthly installments
  ($4,856 including 7.19% interest at September 30,
  1994) adjusted every six months at 3% over the
  Treasury Auction Average, collateralized by real
  estate and personal guarantees of all partners, final
  maturity in 2007.....................................     476,948        456,710         447,898
Other..................................................      77,355         39,206          21,915
                                                         ----------     ----------     -----------
                                                          2,433,939      2,300,378       2,241,015
Less current portion...................................     133,561        142,910         129,604
                                                         ----------     ----------     -----------
                                                         $2,300,378     $2,157,468      $2,111,411
                                                         ==========     ==========      ==========

                         SHANGRI-LA GENERAL PARTNERSHIP

2. LONG-TERM DEBT -- (CONTINUED)
     Maturities of long-term debt for years ending September 30:

        1995.............................................................  $   142,910
        1996.............................................................      113,527
        1997.............................................................      124,291
        1998.............................................................      136,086
        1999.............................................................      149,012
        Thereafter.......................................................    1,634,552

3. LEASES

     The Company is the lessor of land, building and equipment using an operating lease with the Lessee. The lease covering the land, building and equipment is for 5 years and commenced on October 1, 1991. The lease payments are adjusted annually by the gross national product implicit price deflator twelve month moving average. As provided in the lease agreement, the Company received $400,000 from the Lessee for an option to purchase the facility at the end of the original lease term at a predetermined price. If the Lessee purchases the facility, the deposit will be applied against the purchase price. The option payment is a nonrefundable deposit and will be retained by the Company if the Lessee does not purchase the facility.

     Property and equipment using the operating lease consists of the following:

                                                            SEPTEMBER 30
                                                     --------------------------    FEBRUARY 28
                                                        1993           1994           1995
                                                     -----------    -----------    -----------
    Buildings......................................  $ 1,751,573    $ 1,751,573    $ 1,751,573
    Equipment......................................      742,289        742,289        742,289
    Land and improvements..........................       51,405         51,405         51,405
                                                     -----------    -----------    -----------
                                                       2,545,267      2,545,267      2,545,267
    Less accumulated depreciation..................    1,010,829      1,157,177      1,217,931
                                                     -----------    -----------    -----------
                                                     $ 1,534,438    $ 1,388,090    $ 1,327,336
                                                     ===========    ===========    ===========

     Future minimum annual rentals to be received on noncancelable leases for years ended September 30 are as follows:

        1995..............................................................  $ 394,740
        1996..............................................................    394,740
                                                                            ---------
                                                                            $ 789,480
                                                                            =========

4. RELATED PARTY

     The Partnership has a $313,408 advance from a 30% partner in the Partnership. The advance is non-interest bearing and is payable upon demand.

5. SUBSEQUENT EVENT

     In March 1995, the lessee informed the Partnership that they intend to exercise their purchase option if they are able to obtain financing for the purchase. In accordance with the lease agreement, the lessee has ninety days to exercise the purchase option after notice to the lessor.

                         SHANGRI-LA GENERAL PARTNERSHIP

6. PLANNED TRANSACTIONS

     As of February 27, 1995, the partners of the Partnership entered into an agreement with The Hillhaven Corporation pursuant to which the partners will assign their partnership interest to The Hillhaven Corporation in consideration for the assumption of the Partnership's outstanding debt. It is anticipated that this assignment will be consummated in June 1995.

                                    ANNEX A

                                                    Investment Banking Group

                                                    World Financial Center
                                                    North Tower
                                                    New York, New York
                                                    10281-1330

Merrill Lynch

                                                    February 27, 1995

Board of Directors
The Hillhaven Corporation
1148 Broadway Plaza, 4th Floor
Tacoma, WA 98401-2264

Attention: Bruce L. Busby
           Chairman of the Board

Gentlemen:

     The Hillhaven Corporation (the "Company"), Acquisition Corp., a wholly owned subsidiary of the Company (the "Purchaser"), and Nationwide Care, Inc., Philippe Enterprises, Inc. and Meadowvale Skilled Care Center, Inc. (collectively, the "Subject Companies") and specified partners of Camelot Care Centers, Shangri-La Partnership and Evergreen Woods, Ltd. (collectively, the "Subject Partnerships" and, together with the Subject Companies, the "Subject Entities") propose to enter into an agreement (the "Agreement") pursuant to which the Subject Companies will be merged with and into the Purchaser and the partners of the Subject Partnerships will assign to the Purchaser such partners' interests in the Subject Partnerships (the "Merger"). Pursuant to the Agreement, the holders of the common stock of the Subject Companies and the partners of the Subject Partnerships, as the case may be, will have the right to receive, in the aggregate, 5,000,000 shares of common stock of the Company (the "Company Shares"), subject to adjustment if the average closing price per Company Share as reported on the New York Stock Exchange for ten days immediately preceding the consummation of the Merger is less than $24, but in no event greater than 5,500,000 Company Shares.

     You have asked us whether, in our opinion, the proposed consideration to be paid by the Company pursuant to the Merger is fair to the Company from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed the Subject Entities' unaudited financial information for the three fiscal years ended September 30, 1994 and for the quarterly period ending December 31, 1994;

          (2) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended May 31, 1994 and the Company's Form 10-Q and the related unaudited financial information for the quarterly periods ending August 31, 1994 and November 30, 1994 and certain other filings with the Securities and Exchange Commission made by the Company, including proxy statements and registration statements during the last three years;

          (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Subject Entities and the Company, furnished to us by the Subject Entities and the Company;

          (4) Conducted discussions with members of senior management of the Subject Entities and the Company concerning their respective businesses and prospects and potential synergies which might be realized following the Merger;

          (5) Compared the results of the operations of the Subject Entities with those of certain companies which we deemed to be reasonably similar to the Subject Entities;

          (6) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

          (7) Considered the pro forma effect of the Merger on the combined company's capitalization ratios and earnings per share;

          (8) Reviewed a draft of the Agreement dated February 25, 1995; and

          (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Subject Entities and the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets or liabilities of the Subject Entities or the Company or conducted a physical inspection of the Subject Entities' or the Company's properties or facilities. With respect to the financial forecasts and estimates of potential synergies furnished to us by the Subject Entities and the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Subject Entities or the Company's management as to the expected future financial performance of the Subject Entities or the Company, as the case may be.

     We have, in the past, provided financial advisory and financing services to the Company. In the ordinary course of our business, we actively trade in the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed consideration to be paid by the Company pursuant to the Merger is fair to the Company from a financial point of view.

     This opinion is solely for the use and benefit of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without out prior written approval.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                                 SMITH INCORPORATED

                                          By /s/  James F. Flaherty III
                                            ------------------------------------
                                             Managing Director
                                             Investment Banking Group

                                    ANNEX B

                        INDIANA BUSINESS CORPORATION LAW
                         CHAPTER 44. DISSENTERS' RIGHTS

23-1-44-1. "CORPORATION" DEFINED

     As used in this chapter, "corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

23-1-44-2. "DISSENTER" DEFINED

     As used in this chapter, "dissenter" means a shareholder who is entitled to dissent from corporate action under section 8 [IC 23-1-44-8] of this chapter and who exercises that right when and in the manner required by sections 10 through 18 [IC 23-1-44-10 -- 23-1-44-18] of this chapter.

23-1-44-3. "FAIR VALUE" DEFINED

     As used in this chapter, "fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

23-1-44-4. "INTEREST" DEFINED

     As used in this chapter, "interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

23-1-44-5. "RECORD SHAREHOLDER" DEFINED

     As used in this chapter, "record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

23-1-44-6. "BENEFICIAL SHAREHOLDER" DEFINED

     As used in this chapter, "beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

23-1-44-7. "SHAREHOLDER" DEFINED

     As used in this chapter, "shareholder" means the record shareholder or the beneficial shareholder.

23-1-44-8. SHAREHOLDER DISSENT

     (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party if:

             (A) Shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

             (B) The shareholder is entitled to vote on the merger.

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

          (4) The approval of a control share acquisition under IC 23-1-42.

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were:

          (1) Registered on a United States securities exchange registered under the Exchange Act (as defined in IC 23-1-43-9); or

          (2) Traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets -- National Market Issues or a similar market.

     (c) A shareholder:

          (1) Who is entitled to dissent and obtain payment for the shareholder's shares under this chapter; or

          (2) Who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder's entitlement.

23-1-44-9. BENEFICIAL SHAREHOLDER DISSENT

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on the shareholder's behalf only if:

          (1) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) The beneficial shareholder does so with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote.

23-1-44-10. NOTICE OF DISSENTERS' RIGHTS PRECEDING SHAREHOLDER VOTE

     (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter.

     (b) If corporate action creating dissenters' rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 12 [IC 23-1-44-12] of this chapter.

23-1-44-11. NOTICE OF INTENT TO DISSENT

     (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

          (2) Must not vote the shareholder's shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this chapter.

23-1-44-12. NOTICE OF DISSENTERS' RIGHTS FOLLOWING ACTION CREATING RIGHTS

     (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 11 [IC 23-1-44-11] of this chapter.

     (b) The dissenters' notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters' notice must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty
     (60) days after the date the subsection (a) notice is delivered; and

          (5) Be accompanied by a copy of this chapter.

23-1-44-13. DEMAND FOR PAYMENT BY DISSENTER

     (a) A shareholder sent a dissenters' notice described in IC 23-1-42-11 or in section 12 [IC 23-1-44-12] of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice under section 12(b)(3) [IC 23-1-44-12(b)(3)] of this chapter, and deposit the shareholder's certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits the shareholder's shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter and is considered, for purposes of this article, to have voted the shareholder's shares in favor of the proposed corporate action.

23-1-44-14. TRANSFER OF SHARES RESTRICTED AFTER DEMAND FOR PAYMENT

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 [IC 23-1-44-16] of this chapter.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

23-1-44-15. PAYMENT TO DISSENTER

     (a) Except as provided in section 17 [IC 23-1-44-17] of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 [IC 23-1-44-13] of this chapter the amount the corporation estimates to be the fair value of the dissenter's shares.

     (b) The payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares; and

          (3) A statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter.

23-1-44-16. RETURN OF SHARES AND RELEASE OF RESTRICTIONS

     (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 12 [IC 23-1-44-12] of this chapter and repeat the payment demand procedure.

23-1-44-17. OFFER OF FAIR VALUE FOR SHARES OBTAINED AFTER FIRST ANNOUNCEMENT

     (a) A corporation may elect to withhold payment required by section 15 [IC 23-1-44-15] of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter.

23-1-44-18. DISSENTER DEMAND FOR FAIR VALUE UNDER CERTAIN CONDITIONS

     (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and demand payment of the dissenter's estimate (less any payment under section 15 [IC 23-1-44-15] of this chapter), or reject the corporation's offer under section 17 [IC 23-1-44-17] of this chapter and demand payment of the fair value of the dissenter's shares, if:

          (1) The dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter's shares;

          (2) The corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

     (b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter's shares.

23-1-44-19. EFFECT OF FAILURE TO PAY DEMAND -- COMMENCEMENT OF JUDICIAL APPRAISAL PROCEEDING

     (a) If a demand for payment under IC 23-1-42-11 or under section 18 [IC 23-1-44-18] of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation's principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment.

          (1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

          (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 17 [IC 23-1-44-17] of this chapter.

23-1-44-19. EFFECT OF FAILURE TO PAY DEMAND -- COMMENCEMENT OF JUDICIAL APPRAISAL PROCEEDING

     (a) If a demand for payment under IC 23-1-42-11 or under section 18 [IC 23-1-44-18] of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation's principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment.

          (1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

          (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 17 [IC 23-1-44-17] of this chapter.

23-1-44-20. JUDICIAL DETERMINATION AND ASSESSMENT OF COSTS

     (a) The court in an appraisal proceeding commenced under section 19 [IC 23-1-44-19] of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 [IC 23-1-44-10 -- 23-1-44-18] of this chapter; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Nevada General Corporation Law and the Company's Amended and Restated Articles of Incorporation and Amended and Restated By-Laws permit indemnification of directors and officers in terms sufficiently broad to indemnify officers and directors under certain circumstances for liabilities (including expense reimbursement) arising under the Securities Act of 1933, as amended (the "Securities Act"). The Company also maintains an indemnification agreement with each of its directors and any officer designated by the Company's Board of Directors insuring them against certain liabilities incurred by them in the performance of their duties, including liabilities under the Securities Act. In addition, the Company has directors and officers liability insurance policies.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following Exhibits are filed or incorporated by reference in this Registration Statement:

  2.01  Amended and Restated Agreement and Plan of Share Exchange and Agreements to Assign
        Partnership Interests by and among The Hillhaven Corporation, Nationwide Care, Inc.,
        Phillippe Enterprises, Inc., Meadowvale Skilled Care Center, Inc. and Specified
        Partners of Camelot Care Centers, Evergreen Woods, Ltd., and Shangri-La Partnership,
        dated as of February 27, 1995.
  3.01  Amended and Restated Articles of Incorporation of Registrant (Incorporated by
        reference to Exhibit J to Exhibit 2 to Registrant's Quarterly Report on Form 10-Q for
        the quarter ended November 30, 1989, as amended)
  3.02  Amended and Restated By-Laws of Registrant (Incorporated by reference to Exhibit 3.02 to Registrant's Annual Report on Form 10-K for the year ended May 31, 1994)
  5.01  Opinion of Richard P. Adcock*
  5.02  Opinion of Woodburn and Wedge*
  8.01  Opinion of KPMG Peat Marwick LLP regarding tax matters*
  8.02  Opinion of Ice Miller Donadio & Ryan regarding tax matters*
 23.01  Consent of KPMG Peat Marwick LLP
 23.02  Consent of Ernst & Young LLP
 23.03  Consent of Richard P. Adcock (Included in Exhibit 5.01)*
 23.04  Consent of Woodburn and Wedge (Included in Exhibit 5.02)*
 23.05  Consent of Ice Miller Donadio & Ryan (Included in Exhibit 8.02)*
 23.06  Consent of Merrill Lynch, Pierce, Fenner & Smith, Inc.*
 24.01  Power of Attorney (included in signature page to this Registration Statement)

- ---------------
* To be filed by amendment to this Registration Statement.

ITEM 22. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Information Statement pursuant to Items 4, 19(b), 11 or 13 of Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

     (d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tacoma, State of Washington, on April 12, 1995.

                                          THE HILLHAVEN CORPORATION

                                          By: /s/  RICHARD P. ADCOCK

                                            ------------------------------------
                                                     Richard P. Adcock
                                                   Senior Vice President
                                                       and Secretary

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears in this Registration Statement in any capacity hereby constitutes and appoints Bruce L. Busby, Chris Marker, Robert F. Pacquer and Richard P. Adcock, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that the attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURES                                 TITLE                       DATE
- ------------------------------------------   ----------------------------------   ---------------

               /s/  BRUCE L. BUSBY           Chief Executive Officer, Chairman    April 12, 1995
- ------------------------------------------   of the Board and Director
              Bruce L. Busby

                 /s/  CHRIS MARKER           President and Director               April 12, 1995
- ------------------------------------------
               Chris Marker
              /s/  MARIS ANDERSONS           Director                             April 12, 1995
- ------------------------------------------
             Maris Andersons

              /s/  WALTER F. BERAN           Director                             April 12, 1995
- ------------------------------------------
             Walter F. Beran

              /s/  PETER DE WETTER           Director                             April 12, 1995
- ------------------------------------------
             Peter de Wetter

                 /s/  DINAH JACOBS           Director                             April 12, 1995
- ------------------------------------------
               Dinah Jacobs

                SIGNATURES                                 TITLE                       DATE
- ------------------------------------------   ----------------------------------   ---------------

            /s/  ROBERT F. PACQUER           Senior Vice President and Chief      April 12, 1995
- ------------------------------------------   Financial Officer
            Robert F. Pacquer

                /s/  JACK O. VANCE           Director                             April 12, 1995
- ------------------------------------------
              Jack O. Vance

             /s/  MICHAEL B. WEITZ           Vice President and Principal         April 12, 1995
- ------------------------------------------   Accounting Officer
             Michael B. Weitz

              /s/  DONALD S. BURNS           Director                             April 12, 1995
- ------------------------------------------
             Donald S. Burns

                                  EXHIBIT LIST

EXHIBIT                                                                           SEQUENTIALLY
NUMBER                                DESCRIPTION                                 NUMBERED PAGE
- ------   ---------------------------------------------------------------------    -------------
  2.01   Amended and Restated Agreement and Plan of Share Exchange and
           Agreements to Assign Partnership Interests by and among The
           Hillhaven Corporation, Nationwide Care, Inc., Phillippe
           Enterprises, Inc., Meadowvale Skilled Care Center, Inc. and
           Specified Partners of Camelot Care Centers, Evergreen Woods, Ltd.,
           and Shangri-La Partnership, dated as of February 27, 1995..........
  3.01   Amended and Restated Articles of Incorporation of Registrant
           (Incorporated by reference to Exhibit J to Exhibit 2 to
           Registrant's Quarterly Report on Form 10-Q for the quarter ended
           November 30, 1989, as amended).....................................
  3.02   Amended and Restated By-Laws of Registrant (Incorporated by reference to Exhibit 3.02 to Registrant's Annual Report on Form 10-K for the
           year ended May 31, 1994)...........................................
  5.01   Opinion of Richard P. Adcock*........................................
  5.02   Opinion of Woodburn and Wedge*.......................................
  8.01   Opinion of KPMG Peat Marwick LLP regarding tax matters*..............
  8.02   Opinion of Ice Miller Donadio & Ryan regarding tax matters*..........
 23.01   Consent of KPMG Peat Marwick LLP.....................................
 23.02   Consent of Ernst & Young LLP.........................................
 23.03   Consent of Richard P. Adcock (Included in Exhibit 5.01)*.............
 23.04   Consent of Woodburn and Wedge (Included in Exhibit 5.02)*............
 23.05   Consent of Ice Miller Donadio & Ryan (Included in Exhibit 8.02)*.....
 23.06   Consent of Merrill Lunch, Pierce, Fenner & Smith, Inc.*..............
 24.01   Power of Attorney (included in signature page to this Registration
           Statement).........................................................

- ---------------
* To be filed by amendment to this Registration Statement.